
08058393

# FOCUS

CONAGRA FOODS INC. 2008 ANNUAL REPORT


STEAMS FRESH
HEALTHY CHOICE
Cafe Steamers
No Preservatives
Chicken
Margherita
STEAMS FRESH





ConAgra Foods

## Financial Highlights

| Dollars in millions, except per-share amounts | MAY 25, 2008 | MAY 27, 2007 |
|---|---|---|
| Net sales [1] | $ 11,606 | $ 10,532 |
| Gross profit [1,2] | $ 2,716 | $ 2,693 |
| Operating profit [1,3] | $ 1,342 | $ 1,347 |
| Income from continuing operations before income taxes and equity method investment earnings | $ 696 | $ 699 |
| Income from continuing operations | $ 519 | $ 482 |
| Net income | $ 931 | $ 765 |
| Diluted earnings per share from continuing operations | $ 1.06 | $ 0.95 |
| Diluted earnings per share from discontinued operations | $ 0.84 | $ 0.56 |
| Diluted earnings per share | $ 1.90 | $ 1.51 |
| Common stock price at year-end | $ 23.38 | $ 25.66 |
| Annualized common stock dividend rate at year-end | $ 0.76 | $ 0.72 |
| Employees at year-end | 25,000 | 24,500 |

[1] Amounts exclude the impact of discontinued operations of the trading and merchandising business, the Knott's Berry Farm business, and other divestitures. Continuing operations are referred to in this annual report as our continuing "food business."
[2] Gross profit is defined as net sales less cost of goods sold.
[3] Operating profit is defined as income from continuing operations before income taxes and equity method investment earnings, less interest expense, net and general corporate expense. Refer to Note 20 to the Consolidated Financial Statements for a reconciliation of operating profit to income from continuing operations.

## Our Must Do's

1. Proactively manage net pricing to combat inflation
2. Rewire our processes and systems to unleash a better way
3. Attack cost structure and enhance margins to fund growth
4. Consistently delight our customers and consumers with superior service and quality
5. Deliver bigger and better innovations faster to drive sustainable growth
6. Nourish our people to build an inclusive and winning culture
7. Accelerate demand with insights-driven, higher-impact marketing and selling

**one**®

company growing by nourishing

lives and finding a better way today...

one bite at a time!

# We gained a lot in fiscal 2008. A lot of knowledge. A lot of perspective. And a lot of focus.


Orville Redenbacher's
SMART POP! 94% Fat Free Butter
100 Cal

During fiscal '08, we focused our business on food, and food only. We sold our commodity trading and merchandising operations, at the right time and for the right price. That's enabling us to devote our energy to our food business and to redeploy the capital we had invested in trading and merchandising to repurchase shares and reduce debt.

In fiscal '08, our food business grew more than 10 percent in net sales. Most years, we'd be pretty happy with that number. But due to high inflation, our input costs grew even more. Lessons learned in this tough economic climate made us more agile and sharpened our perspective on what it takes to drive sustainable, profitable growth at ConAgra Foods.

In our fourth quarter, we began to see the payoff of better realized pricing for our Consumer Foods products. This progress is coupled with a strong year of cost-saving initiatives and excellent in-market traction on key product innovations. As a result, the momentum we gained in our fourth quarter is continuing.

And throughout the year, there were many noteworthy accomplishments. We made important investments in our people, products and infrastructure. We bought four businesses that align closely with our growth platforms. Those strategic investments were made with the common goal of growing and sustaining profits.

In fiscal '07, we told you we expected an annual earnings growth rate of 8 to 10 percent for the fiscal 2008 to 2010 time frame, excluding items impacting comparability. Although we fell short of that objective for fiscal '08, we are confident that our progress in fiscal 2009 will put us back on track.

## Let me tell you why.

With the remarkable inflation in the price of corn, oil, packaging materials—virtually everything we use in our products—we've shown we can raise prices and continue driving consumer demand for our products. Were our margins compromised during fiscal '08? Unfortunately, yes. But when we took pricing action in our fourth quarter, we immediately began to rebuild profitability to put us on solid footing.

Our portfolio includes brands that have been staples in American households for many years. Brands such as Hunt's, Hebrew National and Orville Redenbacher's are brands that consumers stick with through economic ups and downs—tomatoes and hot dogs and popcorn still make consumers' must-have lists. In addition, we have a terrific portfolio of great brands such as Banquet and Chef Boyardee that deliver tremendous value to consumers who are under pressure to provide quality nutrition for their families at a lower cost.



## With a leaner and stronger mix of businesses and brands, we have considerable clout across categories.

### GAINING FOCUS TO GET RESULTS

Making sure our portfolio of products is one that consumers can count on—and one that is capable of driving sustainable, profitable growth—took some work. We've divested businesses over the last three years, shedding commodity-oriented pieces such as refrigerated meats. Plus, in June 2008, we sold our segment that traded commodities for profit. And, we divested small, non-strategic brands, such as Knott's Berry Farm jams and jellies, when it made economic sense for us.

With a leaner and stronger mix of businesses and brands, we have considerable clout across categories. For instance, with Orville Redenbacher's and ACT II, we're number one in popcorn. Hunt's and Ro*Tel lead the way in canned tomatoes, with Hunt's diced tomatoes increasing sales 19 percent and share 3 percent in fiscal '08. PAM is the category leader in cooking spray; likewise, Egg Beaters in the liquid eggs category. And in the frozen aisle alone, we sold $1.7 billion of Healthy Choice, Banquet, Marie Callender's and Kid Cuisine products in fiscal '08.

Our Lamb Weston business is one of North America's leading producers of frozen potato products, and we strengthened our position in fiscal '08 with 11.7 percent sales growth. Lamb Weston is our biggest brand, with Lamb Weston french fries served at America's drive-through windows and in restaurants across the country.

Lamb Weston led an outstanding year for our Food & Ingredients segment, with segment operating profit increasing 17.7 percent and sales growing 20.7 percent. At 35 percent of our ongoing food-only portfolio's fiscal 2008 sales, the top- and bottom-line impact of these businesses continues to be important.

Behind the power of these brands, we're confident we have the focus and the strength to deliver on our first Must Do for 2009: Proactively manage net pricing to combat inflation.

**GETTING IT TOGETHER**

**We flawlessly integrated SAP modules into our operations in 2008, with improved organizational effectiveness following our multi-stage implementation. And we saved more than $240 million in Consumer Foods' operating costs in 2008, largely through efficiencies in transportation and warehousing.**

*Lamb Weston*

Our Lamb Weston foodservice brand—the largest ConAgra Foods brand—is one of the world's leading producers of frozen potatoes, appetizers and vegetables. Our partnerships with foodservice customers around the globe bring consumers on all seven continents Lamb Weston products at their favorite restaurants, from french fries to Sweet Things sweet potato products to gourmet breaded and internationally flavored Tantalizers World Rings.






Hunt's
Hunt's
Hunt's
Hunt's
Hunt's

Hunt's leads the way in canned tomatoes, with Hunt's diced tomatoes increasing sales 19 percent and share 3 percent in fiscal 2008.


FOCUS ON
FOOD

Cod with soba noodles in a spicy tomato broth, featuring Hunt's petite diced tomatoes
Recipe available at simpleanddelicious.com



Brand-new Healthy Choice Fresh Mixers are the first shelf-stable, microwaveable meals to combine fresh, restaurant-quality taste with the nutrition of Healthy Choice.

# INNOVATION

Healthy Choice Fresh Mixers Rotini & Zesty Marinara Sauce
Available in stores this fall

When it comes to product innovation, focus really does matter. Rather than focus on line extensions—different varieties of the same product—across our brands, we've concentrated on breakthrough technologies and platform innovations. We believe creating bigger innovations faster provides a much better return on our investment than hundreds of small and short-lived product extensions.

There is no better example of this approach than Healthy Choice Café Steamers meals, which hit the market in fiscal 2008 and rang up $100 million in sales their first year. This revolutionary way of cooking meals in the microwave proved that we can make extremely convenient, healthful food taste like a meal you'd order at your favorite restaurant.

Using new technology to create breakthrough taste is also the premise behind our next big innovation from Healthy Choice: Fresh Mixers. Like Café Steamers, Healthy Choice Fresh Mixers meals are driven by consumer desires for unprecedented levels of convenience, taste and nutrition wrapped into one main dish. And, while Healthy Choice is a staple in the frozen aisle, consumers are looking for portability for other occasions—so we've invented the first shelf-stable, microwaveable meal that combines unparalleled fresh taste with the nutrition standards of Healthy Choice.

Beginning this fall, consumers can pick up Healthy Choice Fresh Mixers to take to work and enjoy right out of the microwave at lunch time—no need for a freezer or refrigerator. What's more, technology that consumers love with Café Steamers is also behind Fresh Mixers. It's just one more example of how we're using big, focused innovation to create platforms that have a competitive advantage.


HEALTHY CHOICE
Café Steamers

HEALTHY CHOICE Healthy Choice Café Steamers hit the market in fiscal 2008 and rang up $100 million in sales in their first year, behind a revolutionary new cooking method.

We also began looking far beyond our own walls for innovation in 2008. Every innovation is driven by an insight into consumer behavior and desires. And to meet consumer needs, we're leaving no stone unturned—which can result in creative partnerships like the one we established recently with Procter & Gamble. This agreement will add fuel to the innovation fire at ConAgra Foods through our access to P&G's unique, nutrition-enhancing food technologies, as well as its packaging capabilities.

Those are just a couple of examples of how we're using innovation to drive sustainable growth. Many more new products hit the market in 2008, such as Egg Beaters with Yolk, Orville Redenbacher's Natural popcorn and Hunt's Fire Roasted diced tomatoes, and our innovation pipeline is filling up faster than ever.

### FOCUS ON REWIRING AND ATTACKING COSTS

Creating new connections went far beyond innovation in 2008. We continued to retool linkages within our business—from systems to structures—to improve productivity and execution. We significantly strengthened our marketing center of excellence, giving us even more confidence in our ability to drive demand for our products. We flawlessly integrated SAP modules into our operations in 2008, with improved organizational effectiveness following our multi-stage implementation. And we saved more than $240 million in Consumer Foods' operating costs in 2008, largely through efficiencies in transportation and warehousing.

Improvements like that are particularly critical in our fight against surging input costs. Having the right wiring is at the top of our list of strategies for attacking costs and eliminating waste—whether that waste is raw materials or the time and energy of talented individuals inside our company.

We also made big progress on taking non-productive work out of our company by putting process improvement front and center in 2008. Within our supply chain, we continued an aggressive drive to establish a more effective manufacturing network. While that transformation led to some short-term service issues, by the end of fiscal 2008, those issues had been corrected. For example, our case-fill rate now meets industry standards for strong customer service, meaning we're delivering the products our customers want, when they want them.

Attacking costs is a Must Do that is critically aligned with superior quality and service. By making strategically focused investments, we are driving out costs and raising our levels of quality and service at the same time.

During 2008, we invested approximately $100 million in infrastructure improvements focused directly on improving the quality of our products and our ability to serve our customers. We also invested substantially in developing products that help consumers improve their quality of life, with programs such as Start Making Choices. Our innovation and nutritional technology investments have a quality focus—specifically, we have improved the nutritional profiles of thousands of products by reducing sodium and fat, and by adding whole grains.

In fact, by December 2007, our work to reduce sodium in ConAgra Foods products had removed about 2.8 million pounds—that's 1,400 tons—of salt from Americans' diets annually. From Banquet to Chef Boyardee to Orville Redenbacher's, we've reduced sodium by 15 percent to 30 percent without compromising great taste.

Beyond the products themselves, we made quality improvements in our packaging. First, we introduced a unique way to help consumers make better-informed food choices to improve their diet and health. Our new front-of-pack visual nutrition guide makes it easier for consumers to satisfy dietary recommendations made by the U.S. government, and the revamped packaging is now on store shelves for hundreds of our products. Second, we are taking waste out of our packaging materials and using more environmentally friendly materials. For example, our Hunt's ketchup bottles are now 12 percent lighter, which saves on shipping costs, and they are more environmentally friendly, due to the use of an award-winning sustainable packaging material.



**THE BIG PICTURE**

Our new front-of-pack visual nutrition guide gives consumers clear and simple information aligned with the U.S. government's MyPyramid.



**EGG BEATERS**

We unscrambled the puzzle of even better-tasting liquid eggs in 2008 with the launch of Egg Beaters with Yolk. Beyond the health benefits, consumers said Egg Beaters with Yolk tasted better and looked better than shell eggs.





We also took industry-leading, unprecedented steps in creating food safety protocols. Undertaking a top-to-bottom review of our practices, we have raised the bar on food safety, not just within our company, but within the industry. Beyond improving our manufacturing procedures, we created greater clarity in cooking instructions. We led our industry's first collaboration with the microwave oven industry and retailers to combat the undercooking of products. We furthered the education of thousands of employees in our plants on food safety and quality. We partnered with leading scientific experts—all to learn everything we can about making the safest food. We know we have millions of consumers counting on us every day, and we are committed to upholding their trust.



# SERVICE & QUALITY


PIZZA
PAPA JOHNS

ConAgra Mills worked with Papa John's in using Ultragrain to create the first 100 percent whole-wheat pizza crust offered by a national pizza chain.


HEBREW
NATIONAL
Beef Franks

Hebrew National all-beef kosher franks are known for their quality and purity—a differentiating factor that consumers are willing to pay more for. In 2008, Hebrew National net sales grew 15 percent, volume grew 9 percent and share grew 1.9 points or 12 percent, despite higher retail prices reflecting our increased input costs.

# CONSUMERS

## An intense focus on the consumer is at the heart of all of our work in innovation, manufacturing, marketing and selling. And in communicating directly with our consumers, our brands use insights to connect on an individual basis, helping create a strong, lasting bond.

Hunt's is a great example of a brand reinvigorating those bonds. An iconic brand in canned tomatoes, Hunt's has been in American pantries for more than 100 years. But without communicating its benefits, this half-a-billion-dollar-brand wasn't growing share.

That changed in 2008 with the insight that the Hunt's tomato consumer is very focused on quality—an attribute the brand can own in its category. All canned tomatoes are not created equally, a point we began to help consumers understand through print, online and television messaging. The result? Hunt's canned tomatoes sales are growing, gaining share, and driving category expansion.

To help our retail customers grow, we leverage key insights about shoppers. For example, shopper insights guided the creation of an innovative product display rack for convenience stores, resulting in six times as many display racks with our snack products versus fiscal '07. This helped drive significant growth in the distribution and sales of our snack brands, such as Slim Jim meat snacks and DAVID seeds in the important convenience store channel.

Helping our commercial customers grow through insights is a key platform, too. In fiscal 2008, we helped McDonald's launch its first new national breakfast item since 2003: the McSkillet Burrito, featuring a blend of our Gilroy Foods & Flavors spices and Controlled Moisture Fire-Roasted grilled red and green bell peppers and onions, and our Lamb Weston potatoes. Our team helped McDonald's develop the new hand-held item to capture the growing consumer trend of eating breakfast on the go. McDonald's is ConAgra Foods' biggest foodservice customer, and we are one of McDonald's top 10 global suppliers, building on a relationship that has lasted more than 50 years.



**ALEXIA— A NATURAL LEADER**

In fiscal 2008, we purchased Alexia Foods, maker of premium all-natural and organic frozen potato products, appetizers and artisan breads. Alexia's frozen potatoes are the leader in the natural frozen potato category meeting the growing consumer desire for natural products.





**THE GOOD STUFF**

The new McSkillet Burrito features a blend of our Gilroy Foods & Flavors spices and Controlled Moisture Fire-Roasted grilled red and green bell peppers and onions, and our Lamb Weston potatoes.

## Our focus on people in 2008 was all about investing in the future, but taking action—and getting good results—right now.


ConAgra Foods
FOUNDATION
nourish
today
flourish
tomorrow

We are investing in the future of our communities through giving that is dedicated to fighting child hunger and improving nutrition education.

Here's how:

- In fiscal 2008, we invested more time, expertise and money into learning and development for our employees than ever before, at all levels, from our leadership excellence series to first-time supervisor training to food safety training.
- Because of our ongoing work in learning and development, we were able to increase our "hiring and promoting from within" rate by 13 percent.
- We kicked off a companywide approach to wellness, including health risk assessments, health savings accounts and incentives for building healthier lives. Better health care plan designs and a focus on prevention helped hold our rate of increase in health care claim costs—for our company and for our employees—far below the U.S. average.
- We began to create a more diverse and inclusive work environment and made significant progress in hiring minorities in professional roles and increasing our business with minority- and women-owned suppliers.
- And all of this helped us continue our success in employee engagement, with survey scores improving yet again and outpacing the high-performing company norm.

Our focus on people extends beyond the workplace. We are investing in the future of our communities through giving that is dedicated to fighting hunger and improving nutrition education. Each year, 12.6 million children in America go hungry—that's one in six kids who don't get the right nutrients to lead active, healthful lives. In 2008, we celebrated a 15-year partnership with America's Second Harvest, the largest network of food banks in the nation, by expanding our program support to get food to more people who need it. We also began a new partnership with Share Our Strength on a groundbreaking nutrition education program that teaches families how to prepare healthful, tasty meals on a limited budget. By nourishing kids today, we are giving them a chance to flourish tomorrow.



**SHINE THE LIGHT ON HUNGER**
During the holiday season, ConAgra Foods built an ice skating rink in front of its headquarters and donated all of the proceeds to area food banks to "Shine the Light on Hunger."

### FOCUS ON TODAY

Like our theme for philanthropic giving—nourish today, flourish tomorrow—we are extremely focused on executing in the here and now. Of course, we have set our sights on what it will take to succeed both in today's world and in the marketplace of the future, but executing according to our plans in fiscal 2009 is critical to reaching our long-term goals. Our rallying cry for this year is "Game On"—and we are absolutely committed to delivering.

We did learn a lot in fiscal 2008, and we have already seen success from applying those lessons. The potential of ConAgra Foods is still in front of us. There is much to believe in. First and foremost, I believe we have more opportunity to grow and succeed than almost any other company in our industry. I believe that because we have the right brands, products, people and innovation to do it, especially now, when consumers have a growing need for good food and good nutrition at a fair price. That's our sweet spot, and it's time to deliver.

Fiscal 2009 will be the year we can show we've come together as one true operating company in our drive for sustainable, profitable growth for our shareholders. Thank you for your belief in us, and thank you for your investment in our future.

Sincerely,



Gary M. Rodkin
Chief Executive Officer


SHARE OUR STRENGTH'S
OPERATION
FRONTLINE



# PEOPLE

Our partnership with Share Our Strength expands nutrition education programs for kids and families in need.

# THIS IS CONAGRA FOODS

## ConAgra Foods is a leading branded, value-added food company focused on delivering sustainable, profitable growth.



**CONTINUING OPERATIONS NET SALES**

65% Consumer Foods (In fiscal 2008, Consumer Foods was 59 percent and International Foods was 6 percent)

35% Food & Ingredients

Over the past two years, ConAgra Foods has moved toward becoming one true operating company, working to simplify its portfolio to focus on the most profitable businesses for the long term.

For example, in June 2008 the company sold the commodity trading and merchandising operations conducted by ConAgra Trade Group (reported as the ConAgra Foods Trading and Merchandising segment). In June 2008, the company refocused its International reporting segment and merged its operations within Consumer Foods. For fiscal 2009 reporting purposes, ConAgra Foods will be organized into two segments: Consumer Foods and Commercial Foods, reported here as Food & Ingredients.

### CONSUMER FOODS

Our Consumer Foods segment manufactures and markets leading branded products to retail and foodservice customers in the United States and internationally. With such major brands as ACT II,® Alexia,® Banquet,® Blue Bonnet,® Chef Boyardee,® Crunch 'n Munch,® DAVID,® Egg Beaters,® Fleischmann's,® Healthy Choice,® Hebrew National,® Hunt's,® Kid Cuisine,® Lightlife,® Manwich,® Marie Callender's,® Orville Redenbacher's,® PAM,® Parkay,® Peter Pan,® Reddi-wip,® Rosarita,® Ro*Tel,® Slim Jim,® Snack Pack,® Swiss Miss,® Wesson® and more, it's no surprise that ConAgra Foods products are found in 98 percent of America's households.

### FOOD & INGREDIENTS

Our Food & Ingredients segment manufactures and sells a variety of specialty products to foodservice and commercial customers worldwide. Major brands include: Lamb Weston,® a leading producer of quality frozen potato products and top supplier to foodservice chains and distributors worldwide; ConAgra Mills,™ a top provider of premium multi-use flours with the broadest portfolio of whole grain ingredients in the industry, including such innovations as Ultragrain® whole wheat flour and Sustagrain® barley; and Gilroy Foods and Flavors,® a leading industrial seasoning and flavor supplier, and also a leading supplier of vegetables, garlic, onions and capsicum ingredients, including such vegetable innovations as Controlled Moisture® Fire-Roasted Grilled Vegetables and GardenFrost® Purées.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended May 25, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

Commission File No. 1-7275



# CONAGRA FOODS, INC.
**(Exact name of registrant as specified in its charter)**

| **Delaware** (State or other jurisdiction of incorporation or organization) | **47-0248710** (I.R.S. Employer Identification No.) |
|---|---|
| **One ConAgra Drive Omaha, Nebraska** (Address of principal executive offices) | **68102-5001** (Zip Code) |

**Registrant's telephone number, including area code (402) 595-4000**

**Securities registered pursuant to section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $5.00 par value | New York Stock Exchange |

**Securities registered pursuant to section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common stock of ConAgra Foods, Inc. held by non-affiliates on November 25, 2007 was approximately $11,609,779,175 based upon the closing sale price on the New York Stock Exchange on such date.

At June 22, 2008, 484,827,775 common shares were outstanding.

Documents incorporated by reference are listed on page 1.

## Documents Incorporated by Reference

Portions of the Registrant's definitive Proxy Statement filed for Registrant's 2008 Annual Meeting of Stockholders (the "2008 Proxy Statement") are incorporated into Part III.

## TABLE OF CONTENTS

## PART I

## ITEM 1. BUSINESS

### a) General Development of Business

ConAgra Foods, Inc. ("ConAgra Foods" or the "Company") is one of North America's leading packaged food companies serving grocery retailers, as well as restaurants and other foodservice establishments. Over time, the Company, which was first incorporated in 1919, has grown through acquisitions, operations, and internal brand and product development.

ConAgra Foods is in the process of implementing operational improvement initiatives that are intended to generate profitable sales growth, improve profit margins, and expand returns on capital over time. Various improvement initiatives focused on marketing, operating efficiency, and business processes have been underway for several years.

The Company currently has the following strategies:

- Implementing price increases in order to offset significant increases in input costs. The Company is continuing to monitor the challenging input cost environment and plans to implement additional pricing actions designed to offset these effects.
- Increased and more focused marketing and innovation investments.
- Sales growth initiatives focused on penetrating the fastest growing channels, achieving better return on customer trade arrangements, and aligning with customers to respond to consumer insights.
- Reducing costs throughout the supply chain and the general and administrative functions.
- Consistently meeting high order fulfillment levels and customer service requirements.

On March 27, 2008, the Company entered into an agreement with affiliates of Ospraie Special Opportunities Fund (the "Ospraie Investors") to sell its commodity trading and merchandising operations conducted by ConAgra Trade Group and reported principally as the Trading and Merchandising segment. The operations include the domestic and international grain merchandising, fertilizer distribution, agricultural and energy commodities trading and services, and grain, animal and oil seed byproducts merchandising and distribution business. In June 2008, subsequent to the Company's fiscal 2008 year end, the sale of the trading and merchandising operations was completed. Accordingly, the Company reflects the results of these operations as discontinued operations for all periods presented. The assets and liabilities of the divested trading and merchandising operations are classified as assets and liabilities held for sale within the Company's consolidated balance sheets for all periods.

During the fourth quarter of fiscal 2008, the Company completed its divestiture of the Knott's Berry Farm® ("Knott's") jams and jellies brand and operations for proceeds of approximately $55 million, resulting in no significant gain or loss. The Company reflects the results of these operations as discontinued operations for all periods presented. The assets and liabilities of the divested Knott's business have been reclassified as assets and liabilities held for sale within the Company's consolidated balance sheets for all periods prior to divestiture.

During fiscal 2007, the Company completed the divestitures of its packaged meats business, packaged cheese business, oat milling business, and the refrigerated pizza business.

Since February 2006, the Company has been implementing the fiscal 2006-2008 restructuring plan, which was substantially complete at the end of fiscal 2008. In fiscal 2008, the Company implemented a plan designed to improve the efficiency of the Company's Consumer Foods and related functional organizations and to streamline the Company's international operations. The forecasted cost of the two plans, updated through May 25, 2008, is $276 million. The Company has incurred total charges of $259 million in implementing these plans since the inception of the fiscal 2006-2008 restructuring plan. The categories of events leading to costs have included reducing headcount, closing facilities, and writing-down assets.

### b) Financial Information about Reporting Segments

The contributions of each reporting segment to net sales, operating profit, and the identifiable assets are set forth in Note 20 "Business Segments and Related Information" to the consolidated financial statements.

### c) Narrative Description of Business

The Company principally competes throughout the food industry and focuses on adding value for customers who operate in the retail food, foodservice, and ingredients channels.

ConAgra Foods' operations, including its reporting segments, are described below. The ConAgra Foods locations, including distribution facilities, within each reporting segment, are described in Item 2.

*Consumer Foods*

The Consumer Foods reporting segment includes branded, private label, and customized food products which are sold in various retail and foodservice channels. The products include a variety of categories (meals, entrees, condiments, sides, snacks, and desserts) across frozen, refrigerated, and shelf-stable temperature classes.

Major brands include Angela Mia®, ACT II®, Banquet®, Blue Bonnet®, Chef Boyardee®, DAVID®, Egg Beaters®, Healthy Choice®, Hebrew National®, Hunt's®, Kid Cuisine®, La Choy®, Libby's®, Manwich®, Marie Callender's®, Orville Redenbacher's®, PAM®, Parkay®, Rosarita®, Slim Jim®, Reddi-wip®, The Max®, Ro*Tel®, Snack Pack®, Swiss Miss®, Van Camp's®, and Wesson®.

*Food and Ingredients*

The Food and Ingredients reporting segment includes commercially branded foods and ingredients, which are sold principally to foodservice, food manufacturing, and industrial customers. The segment's primary products include specialty potato products, milled grain ingredients, dehydrated vegetables and seasonings, blends, and flavors which are sold under brands such as ConAgra Mills®, Lamb Weston®, Gilroy Foods®, and Spicetec® to food processors.

*International Foods*

The International Foods reporting segment includes branded food products which are sold principally in retail channels in North America, Europe, and Asia. The products include a variety of categories (meals, entrees, condiments, sides, snacks, and desserts) across frozen, refrigerated, and shelf-stable temperature classes. Major brands include Orville Redenbacher's®, ACT II®, Snack Pack®, Chef Boyardee®, Hunt's®, and PAM®.

*Unconsolidated Equity Investments*

The Company has a number of unconsolidated equity investments. Significant affiliates produce and market potato products for retail and foodservice customers.

*Acquisitions*

During the first quarter of fiscal 2008, the Company acquired Alexia Foods, Inc. ("Alexia Foods") a privately held natural food company, headquartered in Long Island City, New York. Alexia Foods offers premium natural and organic food items including potato products, appetizers, and artisan breads.

During the second quarter of fiscal 2008, the Company acquired Lincoln Snacks Holding Company, Inc. ("Lincoln Snacks"), a privately held company located in Lincoln, Nebraska. Lincoln Snacks offers a variety of snack food brands and private label products.

Also during the second quarter of fiscal 2008, the Company acquired manufacturing assets of Twin City Foods, Inc. ("Twin City Foods"), a potato processing business.

During the fourth quarter of fiscal 2008, the Company acquired Watts Brothers, a privately held group which owns and operates agricultural and farming businesses.

*Discontinued Operations*

On March 27, 2008, the Company entered into an agreement with affiliates of Ospraie Special Opportunities Fund (the "Ospraie Investors") to sell its commodity trading and merchandising operations conducted by ConAgra Trade Group and reported as the ConAgra Foods Trading and Merchandising segment. The operations include the domestic and international grain merchandising, fertilizer distribution, agricultural and energy commodities trading and services, and grain, animal and oil seed byproducts merchandising and distribution business. In June 2008, subsequent to the Company's fiscal 2008 year end, the Trading and Merchandising operations were divested. Accordingly, the Company reflects the results of these operations as discontinued operations for all periods presented. The assets and liabilities of the divested trading and merchandising operations are classified as assets and liabilities held for sale within the Company's consolidated balance sheets for all periods.

During the fourth quarter of fiscal 2008, the Company completed its divestiture of the Knott's Berry Farm® ("Knott's") operations. The Company reflects the results of these operations as discontinued operations for all periods presented. The assets and liabilities of the divested Knott's business are classified as assets and liabilities held for sale within the Company's consolidated balance sheets for all periods prior to divestiture.

During fiscal 2006, the Company announced that it would divest substantially all of its packaged meats and cheese operations. The Company finalized the dispositions of these businesses during the first half of fiscal 2007. The Company reflects the results of these businesses as discontinued operations for all periods presented.

During fiscal 2006, the Company initiated a plan to dispose of a refrigerated pizza business with annual revenues of less than $70 million. The Company disposed of this business during the second quarter of fiscal 2007. Due to the Company's expected significant continuing cash flows associated with this business, the Company continues to include the results of operations of this business in continuing operations.

During the first quarter of fiscal 2007, the Company completed the divestiture of its nutritional supplement business. The Company reflected the gain within discontinued operations.

During fiscal 2006, the Company completed its divestiture of its Cook's Ham business and the divestiture of its seafood operations. Accordingly, the Company reflects the results of these businesses as discontinued operations for all periods presented.

*General*

The following comments pertain to each of the Company's reporting segments.

ConAgra Foods is a food company that operates principally in many sectors of the food industry, with a significant focus on the sale of branded and value-added consumer products. ConAgra Foods uses many different raw materials, the bulk of which are commodities. The prices paid for raw materials used in the products of ConAgra Foods generally reflect factors such as weather, commodity market fluctuations, currency fluctuations, tariffs, and the effects of governmental agricultural programs. Although the prices of raw materials can be expected to fluctuate as a result of these factors, the Company believes such raw materials to be in adequate supply and generally available from numerous sources. The Company has faced increased costs for many of its significant raw materials, packaging, and energy inputs. The Company seeks to mitigate the higher input costs through productivity and pricing initiatives, and through the use of derivative instruments used to economically hedge a portion of forecasted future consumption. The Company expects to take further price increases during fiscal 2009.

The Company experiences intense competition for sales of its principal products in its major markets. The Company's products compete with widely advertised, well-known, branded products, as well as private label and customized products. Some of the Company's competitors are larger and have greater resources than the Company. The Company has major competitors in each of its reporting segments. The Company competes primarily on the bases of quality, value, customer service, brand recognition, and brand loyalty.

Quality control processes at principal manufacturing locations emphasize applied research and technical services directed at product improvement and quality control. In addition, the Company conducts research activities related to the development of new products. Research and development expense was $69 million, $68 million, and $54 million in fiscal 2008, 2007, and 2006, respectively.

Demand for certain of the Company's products may be influenced by holidays, changes in seasons, or other annual events.

The Company manufactures primarily for stock and fills customer orders from finished goods inventories. While at any given time there may be some backlog of orders, such backlog is not material in respect to annual net sales, and the changes from time to time are not significant.

The Company's trademarks are of material importance to its business and are protected by registration or other means in the United States and most other markets where the related products are sold. Some of the Company's products are sold under brands that have been licensed from others. The Company also actively develops and maintains a portfolio of patents, although no single patent is considered material to the business as a whole. The Company has proprietary trade secrets, technology, know-how, processes, and other intellectual property rights that are not registered.

Many of ConAgra Foods' facilities and products are subject to various laws and regulations administered by the United States Department of Agriculture, the Federal Food and Drug Administration, and other federal, state, local, and foreign governmental agencies relating to the quality of products, sanitation, safety, and environmental control. The Company believes that it complies with such laws and regulations in all material respects, and that continued compliance with such regulations will not have a material effect upon capital expenditures, earnings, or the competitive position of the Company.

The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 15%, 15%, and 13% of consolidated net sales for fiscal 2008, 2007, and 2006, respectively, primarily in the Consumer Foods segment.

At May 25, 2008, ConAgra Foods and its subsidiaries had approximately 25,000 employees, primarily in the United States. Approximately 52% of the Company's employees are parties to collective bargaining agreements, of which, approximately 34% are parties to collective bargaining agreements that are scheduled to expire during fiscal 2009.

**d) Foreign Operations**

Foreign operations information is set forth in Note 20 "Business Segments and Related Information" to the consolidated financial statements.

**e) Available Information**

The Company makes available, free of charge through the "Investors" link on its Internet web site at http://www.conagrafoods.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. The Company submitted the annual Chief Executive Officer certification to the NYSE for its 2007 fiscal year as required by Section 303A.12(a) of the NYSE Corporate Governance rules.

The Company has also posted on its website its (1) Corporate Governance Principles, (2) Code of Conduct, (3) Code of Ethics for Senior Corporate Officers, and (4) charters for the Audit Committee, Corporate Governance Committee, Human Resources Committee, and Nominating Committee. Shareholders may also obtain copies of these items at no charge by writing to: Corporate Secretary, ConAgra Foods, Inc., One ConAgra Drive, Omaha, NE, 68102-5001.

## ITEM 1A. RISK FACTORS

The following factors could affect the Company's operating results and should be considered in evaluating the Company.

*Continuing increases in commodity costs may have a negative impact on profits.*

The Company uses many different commodities such as wheat, corn, oats, soybeans, beef, pork, poultry, and energy. Commodities are subject to price volatility caused by commodity market fluctuations, supply and demand, currency fluctuations, and changes in governmental agricultural programs. Commodity price increases will result in increases in raw material costs and operating costs. The Company may not be able to increase its product prices and achieve cost savings that fully offset these increased costs; and increasing prices may result in reduced sales volume and profitability. The Company has experience in hedging against commodity price increases; however, these practices and experience reduce but do not eliminate the risk of negative profit impacts from commodity price increases.

*Increased competition may result in reduced sales or margin for the Company.*

The food industry is highly competitive, and increased competition can reduce sales for the Company due to loss of market share or the need to reduce prices to respond to competitive and customer pressures. Competitive pressures also may restrict the Company's ability to increase prices, including in response to commodity and other cost increases. The Company's profit margins could decrease if a reduction in prices or increased costs are not counterbalanced with increased sales volume.

*The sophistication and buying power of the Company's customers could have a negative impact on profits.*

Many of the Company's customers, such as supermarkets, warehouse clubs, and food distributors, have consolidated in recent years and consolidation is expected to continue. These consolidations and the growth of supercenters have produced large, sophisticated customers with increased buying power and negotiating strength who are more capable of resisting price increases and operating with reduced inventories. These customers may also in the future use more of their shelf space, currently used for Company products, for their private label products. The Company is implementing initiatives to counteract these pressures. However, if the larger size of these customers results in additional negotiating strength and/or increased private label competition, the Company's profitability could decline.

*The Company must identify changing consumer preferences and develop and offer food products to meet their preferences.*

Consumer preferences evolve over time and the success of the Company's food products depends on the Company's ability to identify the tastes and dietary habits of consumers and to offer products that appeal to their preferences. Introduction of new products and product extensions requires significant development and marketing investment. If the Company's products fail to meet consumer preference, then the return on that investment will be less than anticipated and the Company's strategy to grow sales and profits with investments in marketing and innovation will be less successful.

*If the Company does not achieve the appropriate cost structure in the highly competitive food industry, its profitability could decrease.*

The Company's success depends in part on its ability to achieve the appropriate cost structure and be efficient in the highly competitive food industry, particularly in light of rising input costs. The Company is currently implementing profit-enhancing initiatives that impact its supply chain and general and administrative functions. These initiatives are focused on cost savings opportunities in procurement, manufacturing, logistics, and customer service, as well as general and administrative overhead levels. If the Company does not continue to manage costs and achieve additional efficiencies, its competitiveness and its profitability could decrease.

*The Company may be subject to product liability claims and product recalls, which could negatively impact its profitability.*

The Company sells food products for human consumption, which involves risks such as product contamination or spoilage, product tampering, and other adulteration of food products. The Company may be subject to liability if the consumption of any of its products causes injury, illness, or death. In addition, the Company will voluntarily recall products in the event of contamination or damage. In the past, the Company has issued recalls and has from time to time been and currently is involved in lawsuits relating to its food products. A significant product liability judgment or a widespread product recall may negatively impact the Company's sales and profitability for a period of time depending on product availability, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that Company products caused illness or injury could adversely affect the Company's reputation with existing and potential customers and its corporate and brand image.

*If the Company fails to comply with the many laws applicable to its business, it may incur significant fines and penalties.*

The Company's facilities and products are subject to many laws and regulations administered by the United States Department of Agriculture, the Federal Food and Drug Administration, and other federal, state, local, and foreign governmental agencies relating to the processing, packaging, storage, distribution, advertising, labeling, quality, and safety of food products. The Company's failure to comply with applicable laws and regulations could subject it to administrative penalties and injunctive relief, civil remedies, including fines, injunctions, and recalls of its products. The Company's operations are also subject to extensive and increasingly stringent regulations administered by the Environmental Protection Agency, which pertain to the discharge of materials into the environment and the handling and disposition of wastes. Failure to comply with these regulations can have serious consequences, including civil and administrative penalties and negative publicity.

*The Company's information technology resources must provide efficient connections between its business functions, or its results of operations will be negatively impacted.*

Each year the Company engages in several billion dollars of transactions with its customers and vendors. Because the amount of dollars involved is so significant, the Company's information technology resources must provide connections among its marketing, sales, manufacturing, logistics, customer service, and accounting functions. If the Company does not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related computerized and manual control processes, it could be subject to billing and collection errors, business disruptions, or damage resulting from security breaches. The Company is currently implementing new financial and operational information technology systems. Some systems were placed into production during fiscal 2008. Additional changes and enhancements will be placed into production at various times in fiscal 2009 and 2010. If future implementation problems are encountered, the Company's results of operations could be negatively impacted.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

The Company's headquarters are located in Omaha, Nebraska. In addition, certain shared service centers are located in Omaha, Nebraska, including a product development facility, supply chain center, financial service center, and information technology center. The general offices and location of principal operations are set forth in the following summary of ConAgra Foods' locations.

The Company maintains a number of stand-alone distribution facilities. In addition, there is warehouse space available at substantially all of the Company's manufacturing facilities.

Utilization of manufacturing capacity varies by manufacturing plant based upon the type of products assigned and the level of demand for those products. Management believes that the Company's manufacturing and processing plants are well maintained and are generally adequate to support the current operations of the business.

The Company owns most of the manufacturing facilities. However, a limited number of plants and parcels of land with the related manufacturing equipment are leased. Substantially all of ConAgra Foods' transportation equipment and forward-positioned distribution centers and most of the storage facilities containing finished goods are leased or operated by third parties.

Information about the properties supporting each business segment follows.

### CONSUMER FOODS REPORTING SEGMENT

General offices in Omaha, Nebraska, Edina, Minnesota, and Naperville, Illinois.

Forty-two domestic manufacturing facilities in Arkansas, California, Georgia, Illinois, Indiana, Iowa, Massachusetts, Michigan, Minnesota, Missouri, Nebraska, North Carolina, Ohio, Oregon, Pennsylvania, Tennessee, Texas, and Wisconsin; one manufacturing facility in Arroyo Dulce, Argentina.

### FOOD AND INGREDIENTS REPORTING SEGMENT

Domestic general, marketing, and administrative offices in Omaha, Nebraska, Eagle, Idaho, and Tri-Cities, Washington. International general and merchandising offices in China, Japan, and Singapore.

Fifty-two domestic production facilities (including two 50% owned facilities) in Alabama, California, Colorado, Florida, Georgia, Idaho, Illinois, Iowa, Minnesota, Nebraska, New Jersey, New Mexico, Nevada, North Carolina, Ohio, Oregon, Pennsylvania, Texas, Utah, and Washington; one international production facility in Puerto Rico; one manufacturing facility in Canada; one manufacturing facility in the United Kingdom (50% owned); and three manufacturing facilities in The Netherlands (50% owned).

### INTERNATIONAL FOODS REPORTING SEGMENT

General offices in Miami, Florida, Toronto, Canada, Mexico City, Mexico, San Juan, Puerto Rico, Shanghai, China, Panama City, Panama, and Bogota, Columbia.

Four international manufacturing facilities in Canada and Mexico (one 50% owned).

### DISCONTINUED TRADING AND MERCHANDISING OPERATIONS (DIVESTED JUNE 2008)

Domestic general, merchandising, and administrative offices in Omaha, Nebraska, Tulsa, Oklahoma, Miami, Florida, and Savannah, Georgia. International general and merchandising offices in Canada, Mexico, Italy, Brazil, the United Kingdom, Hong Kong, and Australia.

Sixty-eight domestic production facilities and sixty-one domestic storage facilities (including one 45% owned facility) in California, Colorado, Delaware, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Tennessee, Texas, Virginia, Washington, and Wisconsin.

## ITEM 3. LEGAL PROCEEDINGS

In fiscal 1991, the Company acquired Beatrice Company ("Beatrice"). As a result of the acquisition and the significant pre-acquisition contingencies of the Beatrice businesses and its former subsidiaries, the consolidated post-acquisition financial statements of the Company reflect liabilities associated with the estimated resolution of these contingencies. These include various litigation and environmental proceedings related to businesses divested by Beatrice prior to its acquisition by the Company. The litigation includes several public nuisance and personal injury suits against a number of lead paint and pigment manufacturers, including ConAgra Grocery Products and the Company as alleged successors to W. P. Fuller Co., a lead paint and pigment manufacturer owned and operated by Beatrice until 1967. Although decisions favorable to the Company have been rendered in Rhode Island, New Jersey, and Wisconsin, the Company remains a defendant in active suits in Illinois, Ohio, and California. The Illinois suit seeks class-wide relief in the form of medical monitoring for elevated levels of lead in blood. The State of Ohio and several of its municipalities seek abatement of the alleged nuisance and unspecified damages. In California, a number of cities and counties have joined in a consolidated action seeking abatement of the alleged public nuisance.

The environmental proceedings include litigation and administrative proceedings involving Beatrice's status as a potentially responsible party at 36 Superfund, proposed Superfund, or state-equivalent sites; these sites involve locations previously owned or operated by predecessors of Beatrice that used or produced petroleum, pesticides, fertilizers, dyes, inks, solvents, PCBs, acids, lead, sulfur, tannery wastes, and/or other contaminants. Beatrice has paid or is in the process of paying its liability share at 34 of these sites. Reserves for these matters have been established based on the Company's best estimate of its undiscounted remediation liabilities, which estimates include evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of Beatrice and other potentially responsible parties, and its experience in remediating sites. The reserves for Beatrice environmental matters totaled $93.6 million as of May 25, 2008, a majority of which relates to the Superfund and state equivalent sites referenced above. Expenditures for these matters are expected to continue for a period of up to 20 years.

The Company is party to a number of lawsuits and claims arising out of the operation of its business, including lawsuits and claims related to the February 2007 recall of its peanut butter products. The Company believes that the ultimate resolution of these lawsuits and claims will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity. On June 28, 2007, officials from the Food and Drug Administration's Office of Criminal Investigations executed a search warrant at the Company's peanut butter manufacturing facility in Sylvester, Georgia, which had been closed since the initiation of the recall, to obtain a variety of records and information relating to plant operations. The Company is cooperating with officials in regard to the investigation.

After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

## EXECUTIVE OFFICERS OF THE REGISTRANT AS OF JULY 23, 2008

| Name | Title & Capacity | Age | Year First Appointed an Executive Officer |
|---|---|---|---|
| Gary M. Rodkin | President and Chief Executive Officer | 56 | 2005 |
| Robert F. Sharpe, Jr. | Executive Vice President, External Affairs and President, Commercial Foods | 56 | 2005 |
| Andre J. Hawaux | Executive Vice President, Chief Financial Officer | 47 | 2006 |
| Peter M. Perez | Executive Vice President, Human Resources | 54 | 2007 |
| John F. Gehring | Senior Vice President, Corporate Controller | 47 | 2004 |
| Scott E. Messel | Senior Vice President, Treasurer and Assistant Corporate Secretary | 49 | 2001 |
| Colleen R. Batcheler | Senior Vice President, General Counsel and Corporate Secretary | 34 | 2008 |

The foregoing executive officers have held the specified positions with ConAgra Foods for the past five years, except as follows:

Gary M. Rodkin joined ConAgra Foods as Chief Executive Officer in October 2005. Prior to joining the Company, he was Chairman and Chief Executive Officer of PepsiCo Beverages and Foods North America (a division of PepsiCo, Inc., a global snacks and beverages company) from February 2003 to June 2005. He was named President and Chief Executive Officer of PepsiCo Beverages and Foods North America in 2002. Prior to that, he was President and Chief Executive Officer of Pepsi-Cola North America from 1999 to 2002, and President of Tropicana North America from 1995 to 1998.

Robert F. Sharpe, Jr. has served ConAgra Foods as Executive Vice President, External Affairs and President, Commercial Foods since June 2008. Previously, he served ConAgra Foods as Executive Vice President, Legal and Regulatory Affairs from November 2005 to December 2005 and Executive Vice President, Legal and External Affairs from December 2005 to May 2008. He also served as Corporate Secretary from May 2006 until September 2006. From 2002 until joining ConAgra Foods, he was a partner at the Brunswick Group LLC (an international financial public relations firm).

Andre J. Hawaux joined ConAgra Foods in November 2006 as Executive Vice President, Chief Financial Officer. Prior to joining ConAgra Foods, Mr. Hawaux served as Senior Vice President, Worldwide Strategy & Corporate Development, PepsiAmericas, Inc. (a manufacturer and distributor of a broad portfolio of beverage products) from May 2005. Previously, from 2000 until May 2005, Mr. Hawaux served as Vice President and Chief Financial Officer for Pepsi-Cola North America (a division of PepsiCo, Inc.).

Peter M. Perez has served ConAgra Foods as Executive Vice President, Human Resources since June 2007. He joined ConAgra Foods as Senior Vice President, Human Resources in December 2003. Prior to joining ConAgra Foods, he was Senior Vice President, Human Resources of Pepsi Cola General Bottlers from 1995 to 2000, Chief Human Resources Officer for Alliant Foodservice (a wholesale food distributor) in 2001 and Senior Vice President, Human Resources of W.W. Grainger (a supplier of facilities maintenance and other products) from 2001 to 2003.

John F. Gehring joined ConAgra Foods in 2002 as Vice President of Internal Audit and became Senior Vice President in 2003. In July 2004, Mr. Gehring was named to his current position. Prior to ConAgra Foods, he was a partner at Ernst and Young LLP (an accounting firm) from 1997 to 2001.

Scott E. Messel joined ConAgra Foods in August 2001 as Vice President and Treasurer, and in July 2004 was named to his current position.

Colleen R. Batcheler joined ConAgra Foods in June 2006 as Vice President, Chief Securities Counsel and Assistant Corporate Secretary. In September 2006, she was appointed Corporate Secretary. In February 2008, she was named to her current position. From 2003 until joining ConAgra Foods, Ms. Batcheler was Vice President and Corporate Secretary of Albertson's, Inc. (a retail food and drug chain).

### OTHER SENIOR OFFICERS OF THE REGISTRANT AS OF JULY 23, 2008

| Name | Title & Capacity | Age |
|---|---|---|
| Albert D. Bolles | Executive Vice President, Research, Quality & Innovation | 50 |
| Douglas A. Knudsen | President, ConAgra Foods Sales | 53 |
| Gregory L. Smith | Executive Vice President, Supply Chain | 44 |
| Joan K. Chow | Executive Vice President, Chief Marketing Officer | 48 |
| J. Mark Warner | Vice President, Internal Audit | 42 |

Albert Bolles joined ConAgra Foods in March 2006 as Executive Vice President, Research & Development, and Quality. He was named to his current position in June 2007. Prior to joining the Company, he was Senior Vice President, Worldwide Research and Development for PepsiCo Beverages and Foods from 2002 to 2006. From 1993 to 2002, he was Senior Vice President, Global Technology and Quality for Tropicana Products Incorporated.

Douglas A. Knudsen joined ConAgra Foods in 1977. He was named to his current position in May 2006. He previously served the Company as President, Retail Sales Development from 2003 to 2006, President, Retail Sales from 2001 to 2003, and President, Grocery Product Sales from 1995 to 2001.

Gregory Smith joined ConAgra Foods in August 2001 as Vice President, Manufacturing. He previously served the Company as President, Grocery Foods Group, Executive Vice President, Operations, Grocery Foods Group, and Senior Vice President, Supply Chain. He was named to his current position in December 2007. Prior to joining ConAgra Foods, he served as Vice President, Supply Chain for United Signature Foods from 1999 to 2001 and Vice President for VDK Frozen Foods from 1996 to 1999. Before that, he was with The Quaker Oats Company for eleven years in various operations, supply chain, and marketing positions.

Joan K. Chow joined ConAgra Foods in February 2007 as Executive Vice President, Chief Marketing Officer. Prior to joining ConAgra Foods, she served Sears Holding Corporation (retailing) as Senior Vice President and Chief Marketing Officer, Sears Retail from July 2005 until January 2007 and as Vice President, Marketing Services from April 2005 until July 2005. From 2002 until April 2005, Ms. Chow served Sears, Roebuck and Co. (retailing) as Vice President, Home Services Marketing.

J. Mark Warner joined ConAgra Foods in July 2004. Prior to then, he was a partner with KPMG LLP (an accounting firm) from May 2002. Before that, he was with Arthur Andersen LLP (an accounting firm) from 1987 to 2002, in various roles, lastly as a Managing Partner.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

ConAgra Foods common stock is listed on the New York Stock Exchange where it trades under the ticker symbol: CAG. At June 27, 2008, there were approximately 26,600 shareholders of record.

Quarterly sales price and dividend information is set forth in Note 21 "Quarterly Financial Data (Unaudited)" to the consolidated financial statements and incorporated herein by reference.

### Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table presents the total number of shares purchased during the fourth quarter of fiscal 2008, the average price paid per share, the number of shares that were purchased as part of a publicly announced repurchase program, and the approximate dollar value of the maximum number of shares that may yet be purchased under the share repurchase program:

| Period | Total Number of Shares (or Units) Purchased | Average Price Paid per Share (or Unit) | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) | Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased under the Program (1) |
|---|---|---|---|---|
| February 25 through March 23, 2008 | — | — | — | $500,011,000 |
| March 24 through April 20, 2008 | 4,084,322 | $24.47 | 4,084,322 | $400,062,000 |
| April 21 through May 25, 2008 | — | — | — | $400,062,000 |
| Total Fiscal 2008 Fourth Quarter | 4,084,322 | $24.47 | 4,084,322 | $400,062,000 |

(1) Pursuant to publicly announced share repurchase programs from December 2003, the Company has repurchased approximately 62.5 million shares at a cost of $1.6 billion through May 25, 2008. The current program has no expiration date. Subsequent to fiscal 2008, the Company's authorization was increased an additional $500 million. The Company initiated an accelerated share repurchase program during the first quarter of fiscal 2009 under which it will exhaust its current share repurchase authorization through the expenditure of up to $900 million to repurchase its common stock.

## ITEM 6. SELECTED FINANCIAL DATA

| FOR THE FISCAL YEARS ENDED MAY | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| **Dollars in millions, except per share amounts** | | | | | |
| Net sales (1) | $11,605.7 | $10,531.7 | $10,251.4 | $10,114.5 | $ 9,842.0 |
| Income from continuing operations before cumulative effect of changes in accounting (1) | $ 518.7 | $ 482.3 | $ 463.6 | $ 411.5 | $ 436.9 |
| Net income | $ 930.6 | $ 764.6 | $ 533.8 | $ 641.5 | $ 811.3 |
| Basic earnings per share: | | | | | |
| Income from continuing operations before cumulative effect of changes in accounting (1) | $ 1.06 | $ 0.96 | $ 0.89 | $ 0.80 | $ 0.83 |
| Net income | $ 1.91 | $ 1.52 | $ 1.03 | $ 1.24 | $ 1.54 |
| Diluted earnings per share: | | | | | |
| Income from continuing operations before cumulative effect of changes in accounting (1) | $ 1.06 | $ 0.95 | $ 0.89 | $ 0.79 | $ 0.82 |
| Net income | $ 1.90 | $ 1.51 | $ 1.03 | $ 1.23 | $ 1.53 |
| Cash dividends declared per share of common stock | $ 0.7500 | $ 0.7200 | $ 0.9975 | $ 1.0775 | $ 1.0275 |
| **At Year-End** | | | | | |
| Total assets | $13,682.5 | $11,835.5 | $11,970.4 | $13,042.8 | $14,310.5 |
| Senior long-term debt (noncurrent) (2) | $ 3,186.9 | $ 3,218.6 | $ 2,753.3 | $ 3,947.5 | $ 4,878.4 |
| Subordinated long-term debt (noncurrent) | $ 200.0 | $ 200.0 | $ 400.0 | $ 400.0 | $ 402.3 |

(1) Amounts exclude the impact of discontinued operations of the trading and merchandising business, the former Agricultural Products segment, the chicken business, the feed businesses in Spain, the poultry business in Portugal, the specialty meats foodservice business, the packaged meats and cheese businesses, the seafood business, the Knott's Berry Farm® business, and the Cook's Ham business.

(2) 2004 amounts reflect the adoption of FIN 46R, *Consolidation of Variable Interest Entities,* which resulted in increasing long-term debt by $419 million, increasing other noncurrent liabilities by $25 million, increasing property, plant and equipment by $221 million, increasing other assets by $46 million, and decreasing preferred securities of subsidiary company by $175 million. In September 2007, the Company ceased to be the primary beneficiary of the entities from which it leases office buildings and, accordingly, the Company discontinued the consolidation of the assets and liabilities of these entities, which resulted in decreasing property, plant and equipment by $91 million, decreasing other assets by $13 million, decreasing long-term debt by $80 million, and decreasing other noncurrent liabilities by $22 million.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to provide a summary of significant factors relevant to the Company's financial performance and condition. The discussion should be read together with the Company's financial statements and related notes in Item 8, Financial Statements and Supplementary Data. Results for the fiscal year ended May 25, 2008 are not necessarily indicative of results that may be attained in the future.

### *Executive Overview*

ConAgra Foods, Inc. (NYSE: CAG) is one of North America's leading packaged food companies, serving grocery retailers, as well as restaurants and other foodservice establishments. Popular ConAgra Foods consumer brands include: *Banquet®*, *Chef Boyardee®*, *Egg Beaters®*, *Healthy Choice®*, *Hebrew National®*, *Hunt's®*, *Marie Callender's®*, *Orville Redenbacher's®*, *Reddi-wip®*, *PAM®*, and many others.

Fiscal 2008 diluted earnings per share were $1.90, including $1.06 per diluted share of income from continuing operations and income of $0.84 per diluted share from discontinued operations. Fiscal 2007 diluted earnings per share were $1.51, including income from continuing operations of $0.95 per diluted share and income from discontinued operations of $0.56 per diluted share. Several items affect the comparability of results of continuing operations, as discussed in "Other Significant Items of Note–Items Impacting Comparability," below.

### *Operating Initiatives*

ConAgra Foods is implementing operational improvement initiatives that are intended to generate profitable sales growth, improve profit margins, and expand returns on capital over time.

Recent developments in the Company's strategies and action plans include:

- Pricing initiatives: The Company has faced significant increases in input costs during fiscal 2008 and expects this trend to continue into fiscal 2009. The Company implemented price increases across a significant portion of its Consumer Foods portfolio in the latter portion of fiscal 2008. The Company is continuing to monitor the challenging input cost environment and plans to implement additional pricing actions designed to offset these effects.
- Innovation: The Company's recent innovation investments in its Consumer Foods operations resulted in the development of a variety of new products. *Healthy Choice®* Café Steamers, *Healthy Choice®* Panini, new flavors of *Healthy Choice®* Soups, *Hunt's®* Fire Roasted Diced Tomatoes, *Orville Redenbacher's®* Smart Pop! Low Sodium, *Orville Redenbacher's®* Natural, *Chef Boyardee®* Mac & Cheese, *PAM®* Professional, and *Fleischmann's®* and *Parkay®* Soft Spreads were introduced to the market during fiscal 2008. In addition, the Company's Food and Ingredients businesses, principally Lamb Weston, ConAgra Mills, and Gilroy Foods and Flavors, continue to invest in a variety of new foodservice products and ingredients for foodservice, food manufacturing, and industrial customers. These new products contributed to unit volume and sales growth in fiscal 2008. Together with additional new products planned for fiscal 2009 and beyond, these products are expected to contribute to additional sales growth and market expansion in the future.
- Sales growth initiatives: The Company is continuing to implement sales improvement initiatives focused on penetrating the fastest growing channels, better return on customer trade arrangements, and optimal shelf placement for the Company's most profitable products. These, along with the marketing initiatives, are intended to generate profitable sales growth.
- Reducing costs throughout the supply chain and the general and administrative functions:
  - The Company began an intense focus on cost reduction initiatives in February 2006, when it initiated the fiscal 2006-2008 restructuring plan (the "2006-2008 restructuring plan").

Substantially completed during fiscal 2008, the 2006-2008 restructuring plan focused on streamlining the supply chain and reducing selling, general and administrative costs. During fiscal 2008, the Company identified additional opportunities to create a more efficient organization, particularly in its Consumer Foods operations and related functional organizations and its International Foods operation (the "2008-2009 restructuring plan"). The combined cost of these plans, updated through May 25, 2008, is forecasted at $276 million. The Company has incurred total charges under these plans, since inception through May 25, 2008, of an aggregate of $259 million. Together, these plans were approved with the expectation they would result in significant cost savings. The fiscal 2008-2009 restructuring plan is expected to generate new annual savings of $40 million in future years.

References to the Company's restructuring plans ("the plans") refer to both the 2006-2008 restructuring plan and the 2008-2009 restructuring plan, unless otherwise noted.

- In addition to restructuring activities, the Company has ongoing initiatives, principally focused on supply chain activities- manufacturing, logistics, and procurement functions, which have resulted in significant cost savings in recent periods.

- Portfolio changes: In recent years, the Company divested operations that limited its ability to achieve efficiency targets and focus resources on core food businesses. The divestiture of these operations has helped to simplify the Company's operations and is expected to enhance efficiency initiatives and allow greater investment in core food businesses going forward.

*Discontinued Operations.* The results of operations for the trading and merchandising operations, principally comprising the Trading and Merchandising reporting segment, which were divested in June 2008 (subsequent to the Company's fiscal 2008 year end), the Knott's Berry Farm® jelly and jam operations, which were divested in May 2008, and the packaged meats and packaged cheese businesses, which were divested in fiscal 2007, are reflected in discontinued operations for all periods presented.

***Capital Allocation***

During fiscal 2008, the Company funded the following:

- capital expenditures of approximately $451 million;
- dividend payments of approximately $362 million;
- the repurchase of approximately $188 million (approximately 7.5 million shares) of common stock;
- the acquisition of Watts Brothers, a privately held group of vegetable processing and agricultural operations, for approximately $132 million in cash plus assumed liabilities of approximately $101 million, including debt of approximately $84 million. Immediately following the close of the transaction, the Company retired approximately $64 million of the debt;
- the acquisition of Alexia Foods, a privately held natural food company for approximately $50 million in cash plus assumed liabilities. Alexia Foods offers premium natural and organic food items including potato products, appetizers, and artisan breads;
- the acquisition of Lincoln Snacks, a privately held company offering a variety of snack food brands and private label products, for approximately $50 million in cash plus assumed liabilities; and
- the acquisition of assets of Twin City Foods, a potato processing business, for approximately $23 million in cash.

The Company has repurchased its shares from time to time based on market conditions. The Company began fiscal 2008 with an authorization to purchase up to $88 million of its common stock in the open market or through privately negotiated transactions. During fiscal 2008, the Board of Directors authorized management to repurchase up to an additional $500 million of the Company's common stock. Subsequent to fiscal 2008, the Company's authorization was increased an additional $500 million. The Company initiated an accelerated share repurchase program during the first quarter of fiscal 2009 under which it will exhaust its current share repurchase authorization through the expenditure of up to $900 million to repurchase its common stock.

During the second quarter of fiscal 2008, the Board of Directors increased the rate of regular, quarterly dividends on the Company's common stock to $0.19 per common share.

On June 23, 2008, the Company completed the sale of its trading and merchandising operations, principally comprising its Trading and Merchandising reporting segment. Proceeds were comprised of (1) approximately $2.2 billion of cash, net of transaction costs (including incentive compensation amounts due to ConAgra Trade Group employees), (2) paid-in-kind debt securities issued by the purchaser with aggregate principal amount of $550 million to be recorded at fair market value of $483 million, (3) a short-term receivable of $37 million due from the purchaser, and (4) a warrant to purchase approximately 5% of the equity of the purchaser, to be recorded at estimated fair market value of $2 million. The Company expects to use the cash proceeds to complete the share repurchase discussed above and to significantly reduce its commercial paper balances.

***Opportunities and Challenges***

The Company believes that its operating initiatives will favorably impact future sales, profits, profit margins, and returns on capital. Because of the scope of change underway, there is risk that these broad change initiatives will not be successfully implemented. Input costs, competitive pressures, the ability to execute the operational changes and implement pricing actions, among other factors, will affect the timing and impact of these initiatives.

The Company has faced increased costs for many of its significant raw materials, packaging, and energy inputs. The Company seeks to mitigate the higher input costs through pricing and productivity initiatives, and through the use of derivative instruments used to economically hedge a portion of forecasted future consumption. The Company expects to take further price increases during fiscal 2009. The Company is also focusing on selling, general and administrative cost initiatives, as evidenced by the initiation of the Company's restructuring plans. However, the Company expects higher input costs to continue into fiscal 2009. If the benefits from pricing actions, supply chain productivity improvements, economic hedges, and selling, general and administrative cost reduction initiatives are insufficient to cover these expected higher input costs, results of operations, particularly Consumer Foods operating profit, may continue to be negatively impacted.

Changing consumer preferences may impact sales of certain of the Company's products. The Company offers a variety of food products which appeal to a range of consumer preferences and utilizes innovation and marketing programs to develop products that fit with changing consumer trends. As part of these programs, the Company introduces new products and product extensions.

Consolidation of many of the Company's customers continues to result in increased buying power, negotiating strength, and complex service requirements for those customers. This trend, which is expected to continue, may negatively impact gross margins, particularly in the Consumer Foods segment. In order to effectively respond to this customer consolidation, the Company is continually evaluating its consumer marketing, sales, and customer service strategies. The Company is implementing trade promotion programs designed to improve return on investment, and pursuing shelf placement and customer service improvement initiatives.

***Other Significant Items of Note—Items Impacting Comparability***

The Company faced two significant product recalls during fiscal 2007 and 2008 that impact comparability of results. In the third quarter of fiscal 2007, the Company initiated the recall of all varieties of peanut butter manufactured at its Sylvester, Georgia plant. Product reintroduction began in August 2007. In the second quarter of fiscal 2008, the Company voluntarily recalled all of its Banquet and private label pot pies. Product reintroduction began in December 2007.

Items of note impacting comparability for fiscal 2008 included the following:

*Reported within Continuing Operations*

- charges totaling $45 million ($28 million after tax) related to product recalls,
- charges totaling $26 million ($16 million after tax) under the Company's restructuring plans, and
- net tax benefits of approximately $19 million related to changes in the Company's legal entity structure, favorable settlements, and changes in estimates.

Items of note impacting comparability for fiscal 2007 included the following:

*Reported within Continuing Operations*

- charges totaling $103 million ($64 million after tax) under the Company's 2006-2008 restructuring plan,
- charges totaling $66 million ($41 million after tax) related to the peanut butter recall,
- gains of approximately $21 million ($13 million after tax) related to the divestiture of an oat milling business and other non-core assets,
- benefits of $13 million ($8 million after tax) resulting from favorable legal settlements,
- a benefit of approximately $7 million ($5 million after tax) resulting from a favorable resolution of franchise tax matters,
- net tax charges of approximately $6 million related to unfavorable settlements and changes in estimates, and
- a gain of approximately $4 million resulting from the sale of an equity investment in a malt business, and related income tax benefits of approximately $4 million, resulting in an after tax gain of approximately $8 million.

*Reported within Discontinued Operations*

- gain of approximately $66 million ($37 million after tax) primarily from the divestiture of the packaged cheese business and a dietary supplement business,
- charges of approximately $21 million ($13 million after tax) related to an impairment charge based upon the final negotiations of the sale of the packaged meats business, and
- a benefit of approximately $9 million ($6 million after tax) related to a postretirement curtailment gain associated with the divestiture of the packaged meats operations.

## SEGMENT REVIEW

The Company reports its continuing operations in three reporting segments: Consumer Foods, Food and Ingredients, and International Foods.

### Consumer Foods

The Consumer Foods reporting segment includes branded, private label, and customized food products which are sold in various retail and foodservice channels. The products include a variety of categories (meals, entrees, condiments, sides, snacks, and desserts) across frozen, refrigerated, and shelf-stable temperature classes.

### Food and Ingredients

The Food and Ingredients reporting segment includes commercially branded foods and ingredients, which are sold principally to foodservice, food manufacturing, and industrial customers. The segment's primary products include specialty potato products, milled grain ingredients, dehydrated vegetables and seasonings, blends, and flavors.

### International Foods

The International Foods reporting segment includes branded food products which are sold in retail channels principally in North America, Europe, and Asia. The products include a variety of categories (meals, entrees, condiments, sides, snacks, and desserts) across frozen, refrigerated, and shelf-stable temperature classes.

At the beginning of fiscal 2008, the Company shifted management responsibility of its handheld product operations into the Consumer Foods segment from the Food and Ingredients segment, and a portion of its international snack export business from the Consumer Foods segment to the International Foods segment. Accordingly, all prior periods have been recharacterized to reflect these changes.

In fiscal 2008, the Company's Board of Directors approved the 2008-2009 restructuring plan, which was recommended by executive management to streamline the Company's international operations and to improve the efficiency of the Company's Consumer Foods and related functional organizations. The plan includes the reorganization of the Consumer Foods operations, integration of the international headquarters function into the Company's domestic Consumer Foods business, exiting of a number of international markets, and reducing administrative headcount. Together, these actions are intended to reduce manufacturing and selling, general and administrative costs, and improve operating margins. The Company has also begun transitioning the direct management of the Consumer Foods reporting segment to the Chief Executive Officer. As a result of these plans, which are expected to be fully implemented early in fiscal 2009, the Company expects to change its reporting segments beginning in the first quarter of fiscal 2009.

*2008 vs. 2007*

**Net Sales**
($ in millions)

| Reporting Segment | Fiscal 2008 Net Sales | Fiscal 2007 Net Sales | % Increase |
|---|---|---|---|
| Consumer Foods | $ 6,800 | $ 6,497 | 5% |
| Food and Ingredients | 4,128 | 3,422 | 21% |
| International Foods | 678 | 613 | 10% |
| Total | $11,606 | $10,532 | 10% |

Overall, Company net sales increased $1.1 billion to $11.6 billion in fiscal 2008, reflecting increased pricing in the milling and specialty potato operations of the Food and Ingredients segment and increased volume and pricing in the Consumer Foods segment.

Consumer Foods net sales increased $303 million, or 5%, for the year to $6.8 billion. Results reflect an increase of three percentage points from improved net pricing and product mix and two percentage points of improvement from higher volumes. Net pricing and volume improvements were achieved in many of the Company's priority investment and enabler brands. The impact of product recalls partially offset these improvements. The Company implemented significant price increases for many Consumer Foods products during the fourth quarter of fiscal 2008. Continued net sales improvements are expected into fiscal 2009 when the Company expects to receive the benefit of these pricing actions for full fiscal periods. Sales of some of the Company's most significant brands, including Chef Boyardee®, DAVID®, Egg Beaters®, Healthy Choice®, Hebrew National®, Hunt's®, Marie Callender's®, Manwich®, Orville Redenbacher's®, PAM®, Ro*Tel®, Rosarita®, Snack Pack®, Swiss Miss®, Wesson®, and Wolf® grew in fiscal 2008. Sales of ACT II®, Andy Capp®, Banquet®, Crunch 'n Munch®, Kid Cuisine®, Parkay®, Pemmican®, Reddi-wip®, and Slim Jim® declined in fiscal 2008.

Net sales in the Consumer Foods segment are not comparable across periods due to a variety of factors. The Company initiated a peanut butter recall in the third quarter of fiscal 2007 and reintroduced Peter Pan® peanut butter products in August 2007. Sales of all peanut butter products, including both branded and private label, in fiscal 2008 were $14 million lower than comparable amounts in fiscal 2007. Consumer Foods net sales were also adversely impacted by the recall of Banquet® and private label pot pies in the second quarter of fiscal 2008. Net sales of pot pies were lower by approximately $22 million in fiscal 2008, relative to fiscal 2007, primarily due to product returns and lost sales of Banquet® and private label pot pies. Sales from Alexia Foods and Lincoln Snacks, businesses acquired in fiscal 2008, totaled $66 million in fiscal 2008. The Company divested a refrigerated pizza business during the first half of fiscal 2007. Sales from this business were $17 million in fiscal 2007.

Food and Ingredients net sales were $4.1 billion in fiscal 2008, an increase of $706 million, or 21%. Increased sales are reflective of higher sales prices in the Company's milling operations due to higher grain prices, and price and volume increases in the Company's potato and dehydrated vegetable operations. The fiscal 2007 divestiture of an oat milling operation resulted in a reduction of sales of $27 million for fiscal 2008, partially offset by increased sales of $18 million from the acquisition of Watts Brothers in February 2008.

International Foods net sales increased $65 million to $678 million. The strengthening of foreign currencies relative to the U.S. dollar accounted for approximately $36 million of this increase. The segment achieved a 5% increase in sales volume in fiscal 2008, primarily reflecting increased unit sales in Canada and Mexico, and modest increases in net pricing.

**Gross Profit**
***(Net Sales less Cost of Goods Sold)***
($ in millions)

| Reporting Segment | Fiscal 2008 Gross Profit | Fiscal 2007 Gross Profit | % Increase/ (Decrease) |
|---|---|---|---|
| Consumer Foods | $1,802 | $1,923 | (6)% |
| Food and Ingredients | 724 | 590 | 23% |
| International Foods | 190 | 180 | 6% |
| Total | $2,716 | $2,693 | 1% |

The Company's gross profit for fiscal 2008 was $2.7 billion, an increase of $23 million, or 1%, over the prior year. The increase in gross profit was largely driven by results in the Food and Ingredients segment, reflecting higher margins in the Company's milling and specialty potato operations, largely offset by reduced gross profits in the Consumer Foods segment. Costs of implementing the Company's restructuring plans reduced gross profit by $4 million and $46 million in fiscal 2008 and fiscal 2007, respectively.

Consumer Foods gross profit for fiscal 2008 was $1.8 billion, a decrease of $121 million, or 6%, from the prior year. The decrease in gross profit reflected significantly higher input costs, partially offset by improved net pricing, mix, and volume. The increased input costs were partially offset by productivity improvements and gains on derivatives held to economically hedge current and future input costs. The factors impacting comparability of Consumer Foods net sales also impact the comparability of Consumer Foods gross profit. Due to the peanut butter recall that was initiated in the third quarter of fiscal 2007 and the subsequent reintroduction of Peter Pan® peanut butter products in August 2007, gross profits in the Consumer Foods segment are not comparable across periods. Consumer Foods gross profit from all peanut butter products, including both branded and private label, in fiscal 2008 were $22 million lower than comparable amounts in fiscal 2007. Consumer Foods gross profit on Banquet® and private label pot pies products were lower by approximately $23 million in fiscal 2008, relative to fiscal 2007, primarily due to product returns and lost sales. Newly acquired businesses contributed $11 million to gross profit in fiscal 2008. Costs of implementing the Company's restructuring plans reduced gross profit for fiscal 2008 and 2007 by $2 million and $45 million, respectively.

Food and Ingredients gross profit was $724 million for fiscal 2008, an increase of $134 million, or 23%, over the prior year. Improved results reflect increased gross profit of $68 million in the Company's milling operations due to a favorable wheat commodity environment and improved flour conversion margins. The Company also achieved increased gross profit of $65 million in its specialty potato business as benefits from pricing, volume growth, and product mix management exceeded the impact of higher input costs. Results also reflected gains on derivatives held to economically hedge current and future input costs as well as profits from wheat derivatives trading.

International Foods gross profit was $190 million, an increase of $10 million over the prior fiscal year. Fiscal 2008 performance reflected increased sales volume of 5%, partially offset by higher input costs, modest net pricing increases and a benefit of $11 million due to favorable foreign currency exchange rate changes. Gross profit for fiscal 2008 also reflects $2 million of charges related to the execution of the Company's restructuring plans.

*Gross Margin*
*(Gross Profit as a Percentage of Net Sales)*

| Reporting Segment | Fiscal 2008 Gross Margin | Fiscal 2007 Gross Margin |
|---|---|---|
| Consumer Foods | 27% | 30% |
| Food and Ingredients | 18% | 17% |
| International Foods | 28% | 29% |
| Total Company (continuing operations) | 23% | 26% |

The Company's gross margin for fiscal 2008 decreased three percentage points compared to fiscal 2007, primarily reflecting the impact of significantly increased input costs in the Consumer Foods segment which were not offset by net price increases and productivity improvements. The Company implemented price increases in March of fiscal 2008, the benefits of which are expected to be greater in future periods. The gross margin in the Consumer Foods segment has also been negatively impacted in both fiscal 2008 and 2007 by the costs of product recalls and the costs of implementing the Company's restructuring plans. Gross margin in the Food and Ingredients segment improved due to the factors noted above under "Gross Profit".

### Selling, General and Administrative Expenses (includes General Corporate Expense) ("SG&A")

SG&A expenses totaled $1.8 billion for fiscal 2008, virtually unchanged from the prior fiscal year.

Selling, general and administrative expenses for fiscal 2008 reflected the following:

- a decrease in advertising and promotion expense of $58 million,
- an increase in salaries expense of $45 million,

- a decrease in incentive compensation expense of $41 million,
- charges of $22 million related to the execution of the Company's restructuring plans,
- charges related to product recalls of $21 million,
- $14 million of income, net of direct pass-through costs, for reimbursement of expenses related to transition services provided to the buyers of certain divested businesses, and
- a decrease in charitable contributions of $12 million.

Included in SG&A expenses for fiscal 2007 were the following items:

- charges of $57 million related to the Company's restructuring plans,
- charges related to the peanut butter recall of $36 million,
- $23 million of income, net of direct pass-through costs, for reimbursement of expenses related to transition services provided to the buyers of certain divested businesses,
- gains of $27 million related to the disposition of an oat milling business, certain international licensing rights for a small brand, and four corporate aircraft,
- a benefit of $13 million for favorable legal settlements, and
- a benefit of $7 million related to a favorable resolution of franchise tax matters.

**Operating Profit**
***(Earnings before general corporate expense, interest expense, net, income taxes, and equity method investment earnings)***
($ in millions)

| Reporting Segment | Fiscal 2008 Operating Profit | Fiscal 2007 Operating Profit | % Increase/ (Decrease) |
|---|---|---|---|
| Consumer Foods | $781 | $848 | (8)% |
| Food and Ingredients | 512 | 435 | 18% |
| International Foods | 49 | 64 | (23)% |

Consumer Foods operating profit decreased $67 million in fiscal 2008 versus the prior year to $781 million. The decrease for the fiscal year was reflective of the decreased gross profit, discussed above, and was influenced by a number of factors, including:

- restructuring costs included in selling, general and administrative expenses of $6 million and $39 million in fiscal 2008 and 2007, respectively,
- costs of the product recalls classified in selling, general and administrative expenses of approximately $21 million and $36 million in fiscal 2008 and 2007, respectively,
- a decrease in advertising and promotion costs of approximately $45 million, and
- a $23 million decrease in transition services reimbursement income, net of direct pass-through costs, related to transition services provided to the buyers of certain divested businesses in fiscal 2007. In fiscal 2008, similar reimbursement income of $14 million is reflected in general corporate expenses and did not impact operating profit.

Food and Ingredients operating profit increased $77 million to $512 million in fiscal 2008. Operating profit improvement was principally driven by the improved gross profit, as discussed above. Other factors affecting the increased operating profit included higher selling expense and compensation costs in fiscal 2008, and gains recorded in fiscal 2007 of $18 million related to the Company's sale of an oat milling business and $8 million resulting from a legal settlement related to a fire.

International Foods operating profit decreased $15 million to $49 million in fiscal 2008. Operating profit included the increase in gross profit offset by $16 million of costs associated with the implementation of the Company's restructuring plans. Fiscal 2007 operating profit included a gain of approximately $4 million related to the sale of certain international licensing rights for a small brand and $2 million of charges related to the peanut butter recall.

**Interest Expense, Net**

In fiscal 2008, net interest expense was $253 million, an increase of $34 million, or 15%, over the prior fiscal year. Increased interest expense reflects the Company's use of commercial paper to finance higher working capital balances in all segments, particularly in the Trading and Merchandising business which is now presented within discontinued operations. The Company also earned less interest income due to lower balances of cash on hand in fiscal 2008.

**Equity Method Investment Earnings**

The Company includes its share of the earnings of certain affiliates based on its economic ownership interest in the affiliates. Significant affiliates produce and market potato products for retail and foodservice customers. The Company's share of earnings from the Company's equity method investments were $50 million and $28 million in fiscal 2008 and 2007, respectively. The increase was driven by improved performance of a foreign potato venture.

**Results of Discontinued Operations**

Income from discontinued operations was $412 million, net of tax, in fiscal 2008. Included in these amounts are:

- pre-tax earnings of $669 million, largely the result of very strong profits from the fertilizer, agricultural merchandising, energy trading, and agricultural trading operations of the Trading and Merchandising business, and
- income tax expense of $257 million.

Income from discontinued operations was $282 million, net of tax, in fiscal 2007. Included in these amounts are:

- pre-tax earnings of $457 million from operations of discontinued businesses, largely the result of strong profits from the trading of fertilizer and crude oil in the trading and merchandising business, a pre-tax curtailment gain of $9 million related to postretirement benefits of the packaged meats operations divested in fiscal 2007, and an $8 million gain related to a legal settlement in connection with the packaged meats operations,
- impairment charges of $21 million based on the final negotiations related to the sale of the packaged meats operations during the second quarter of fiscal 2007,
- a gain of $64 million primarily from the disposition of the Company's packaged cheese business and a dietary supplement business, and
- income tax expense of $175 million.

**Income Taxes and Net Income**

The effective tax rate (calculated as the ratio of income tax expense to pre-tax income from continuing operations, inclusive of equity method investment earnings) was 31% for fiscal 2008. During fiscal 2008, the Company adjusted its estimates of income taxes payable due to increased benefits from a domestic manufacturing deduction and lower foreign income taxes, resulting in a lower than normal effective tax rate. These impacts and tax benefits related to a change in the legal structure of the Company's subsidiaries are the primary contributors to the decrease in the year-to-date effective tax rate from fiscal 2007.

The effective tax rate was 34% in fiscal 2007. In 2007, state income taxes included approximately $24 million of benefits related to the implementation of tax planning strategies and changes in estimates, principally related to state tax jurisdictions. This was offset by the tax impact of an Internal Revenue Service ("IRS") audit settlement.

The Company expects its effective tax rate in fiscal 2009, exclusive of any unusual transactions or tax events, to be in the range of 35% to 36%.

Net income was $931 million, or $1.90 per diluted share, in fiscal 2008, compared to $765 million, or $1.51 per diluted share, in fiscal 2007.

*2007 vs. 2006*

**Net Sales**
($ in millions)

| Reporting Segment | Fiscal 2007 Net Sales | Fiscal 2006 Net Sales | % Increase/ (Decrease) |
|---|---|---|---|
| Consumer Foods | $ 6,497 | $ 6,511 | — % |
| Food and Ingredients | 3,422 | 3,129 | 9% |
| International Foods | 613 | 611 | — % |
| Total | $10,532 | $10,251 | 3% |

Overall, Company net sales increased $281 million to $10.5 billion in fiscal 2007, primarily reflecting favorable results in the Food and Ingredients segment. Increased net sales at the Food and Ingredients segment were primarily the result of price and volume increases. The Consumer Foods and International Foods segments were relatively flat compared to prior year.

The peanut butter recall had a negative impact on the Company's fiscal year net sales for the Consumer Foods and International Foods reporting segments. Sales of peanut butter in fiscal 2007 were $92 million, as compared to $147 million in fiscal 2006.

Consumer Foods net sales decreased $14 million for the year to $6.5 billion. Sales volume declined by 1% in fiscal 2007. Results reflect the effect of price increases and sales growth in certain of the Company's priority investment brands, offset by the impact of the peanut butter recall, declines in sales of low-margin foodservice and private label items, the divestiture of a refrigerated pizza business during the first half of fiscal 2007, and continued SKU rationalization efforts. Net sales of the Company's priority investment brands, which represented approximately 75% of total segment sales during fiscal 2007, increased 1% as a group. Sales growth for some of the Company's most significant brands, including Chef Boyardee®, Egg Beaters®, Hebrew National®, Hunt's®, Kid Cuisine®, Orville Redenbacher's®, PAM®, Slim Jim®, Snack Pack®, Reddi-wip®, Manwich®, Swiss Miss®, and DAVID®, was largely offset by sales declines for the year for Banquet®, Healthy Choice®, ACT II®, La Choy®, Pemmican®, The Max®, and Peter Pan®. Peanut butter net sales declined by $55 million from the prior year due to the peanut butter recall.

Food and Ingredients net sales increased $293 million to $3.4 billion, primarily reflecting price and volume increases for potato and dehydrated vegetable operations, as well as price increases in the wheat milling operations resulting from higher year over year grain prices.

International Foods net sales increased $2 million to $613 million. The strengthening of foreign currencies relative to the U.S. dollar accounted for a $6 million increase. Growth of the priority investment brands, primarily in Canada and Mexico, was offset by sales declines related to the discontinuance of a number of low margin products and the effect of the peanut butter recall.

**Gross Profit**
***(Net Sales less Cost of Goods Sold)***
($ in millions)

| Reporting Segment | Fiscal 2007 Gross Profit | Fiscal 2006 Gross Profit | % Increase |
|---|---|---|---|
| Consumer Foods | $1,923 | $1,849 | 4% |
| Food and Ingredients | 590 | 526 | 12% |
| International Foods | 180 | 166 | 8% |
| Total | $2,693 | $2,541 | 6% |

The Company's gross profit for fiscal 2007 was $2.7 billion, an increase of $152 million, or 6%, from the prior year. Costs of implementing the Company's 2006-2008 restructuring plan reduced gross profit by $46 million and $20 million in fiscal 2007 and fiscal 2006, respectively. Fiscal 2007 results include the impact of approximately $30 million due to the peanut butter recall, reflected as a reduction of net sales of $19 million, and an increase of $11 million in cost of goods sold.

Consumer Foods gross profit for fiscal 2007 was $1.9 billion, an increase of $74 million from fiscal 2006. Costs of implementing the Company's 2006-2008 restructuring plan reduced gross profit by $45 million and $20 million for fiscal 2007 and fiscal 2006, respectively. Also included in fiscal 2007 gross profit is the impact of approximately $29 million due to the peanut butter recall. The increase in gross profit for fiscal 2007 was largely driven by supply chain cost improvements and improved product mix, partially offset by the effects of inflation, the peanut butter recall, and restructuring costs, as discussed above.

Food and Ingredients gross profit for fiscal 2007 was $590 million, an increase of $64 million over the prior year. Costs of implementing the Company's 2006-2008 restructuring plan reduced gross profit for fiscal 2007 by $1 million. The increase in gross profit was primarily driven by the increase in net sales, discussed above, partially offset by the divestiture of an oat milling business in the first half of fiscal 2007.

International Foods gross profit for fiscal 2007 was $180 million, an increase of $14 million over the prior fiscal year. The increase included $2 million resulting from favorable foreign currency exchange rates. The increase in gross profit also reflected the increases in net sales, as discussed above, favorable product mix and reductions in supply chain costs. Gross profit was reduced by approximately $1 million due to the peanut butter recall.

***Gross Margin***
***(Gross Profit as a Percentage of Net Sales)***

| Reporting Segment | Fiscal 2007 Gross Margin | Fiscal 2006 Gross Margin |
|---|---|---|
| Consumer Foods | 30% | 28% |
| Food and Ingredients | 17% | 17% |
| International Foods | 29% | 27% |
| Total Company (continuing operations) | 26% | 25% |

The Company's gross margin for fiscal 2007 was up one percentage point compared to fiscal 2006, primarily reflecting the impact of productivity improvements in the Consumer Foods and Food and Ingredients segments. The impact of these productivity improvements was somewhat offset by reduced margins due to the effects of inflation, the Company's restructuring charges, and the peanut butter recall.

## Selling, General and Administrative Expenses (includes General Corporate Expense) ("SG&A")

SG&A expenses totaled $1.8 billion for fiscal 2007, a decrease of $68 million from the prior fiscal year.

Selling, general and administrative expenses for fiscal 2007 reflected:

- an increase in advertising and promotion expense of $118 million,
- an increase in management incentive expenses of $84 million,
- charges of $57 million related to the execution of the Company's 2006-2008 restructuring plan,
- $23 million of income, net of direct pass-through costs, for reimbursement of expenses related to transition services provided to the buyers of certain divested businesses,
- charges related to the peanut butter recall of $36 million,
- a decrease in selling and marketing expense of $42 million,
- gains of $27 million related to the disposition of an oat milling business, certain international licensing rights for a small brand, and four corporate aircraft,
- charges of $20 million related to expensing of stock options in accordance with SFAS No. 123R,
- a decrease in professional fees of $25 million,
- an increase in cash charitable donations of $16 million, partially offset by a decrease in product charitable donations of $8 million,
- a benefit of $13 million for favorable legal settlements, and
- a benefit of $7 million related to a favorable resolution of franchise tax matters.

Included in SG&A expenses for fiscal 2006 were the following items:

- charges of $109 million related to the Company's 2006-2008 restructuring plan,
- charges of $83 million on an impairment of note from Swift & Company,
- charges of $30 million on the early retirement of debt,
- a charge of $19 million for severance of key executives (including a charge of approximately $11 million related to incentive compensation plans),
- a charge of $17 million for patent-related litigation expense, and
- a charge of $6 million for the impairment of an international manufacturing facility.

## Operating Profit

***(Earnings before general corporate expense, interest expense, net, gain on the sale of Pilgrim's Pride Corporation common stock, income taxes, and equity method investment earnings)***

($ in millions)

| Reporting Segment | Fiscal 2007 Operating Profit | Fiscal 2006 Operating Profit | % Increase |
|---|---|---|---|
| Consumer Foods | $848 | $833 | 2% |
| Food and Ingredients | 435 | 354 | 23% |
| International Foods | 64 | 62 | 3% |

Consumer Foods operating profit increased $15 million for fiscal year 2007 to $848 million. The increase for the fiscal year is reflective of the increased gross profit, discussed above, and was influenced by a number of factors, including:

- restructuring costs included in selling, general and administrative expenses of $39 million and $64 million in fiscal 2007 and 2006, respectively,
- costs of the peanut butter recall related to selling, general and administrative expenses of approximately $35 million,
- an increase in advertising and promotion costs of approximately $93 million,
- an increase in incentive costs of approximately $42 million,
- a decrease in selling and marketing expenses of $38 million, and
- reimbursement income of approximately $23 million, net of direct pass-through costs, related to transition services provided to the buyers of certain divested businesses.

Food and Ingredients operating profit increased $81 million to $435 million in fiscal 2007. Operating profit improvement was principally driven by the improved gross margins, as discussed above. Other factors affecting the operating profit change over fiscal 2006 included: lower selling, general and administrative expenses related to the implementation of the Company's 2006-2008 restructuring plan by $6 million versus fiscal 2006; gains recorded in fiscal 2007 of $18 million related to the Company's sale of an oat milling business and $8 million resulting from a legal settlement related to a fire; and increased incentive and selling expenses versus fiscal 2006.

International Foods operating profit increased $2 million to $64 million in fiscal 2007. Operating profit included the increase in gross profit, as discussed above, as well as a gain of approximately $4 million related to the sale of certain international licensing rights for a small brand. These gains were substantially offset by increased advertising and promotion, and selling and marketing expenses, principally due to the expansion of global markets. Fiscal 2006 operating profit was reduced by $6 million in connection with the closure of a production facility in Canada.

**Interest Expense, Net**

In fiscal 2007, net interest expense was $220 million, a decrease of $52 million, or 19%, over the prior fiscal year. Decreased interest expense reflects the Company's retirement of nearly $900 million of debt during fiscal 2006, as well as the Company's retirement of nearly $47 million of debt during fiscal 2007. These factors were partially offset by a reduced benefit from certain interest rate swap agreements terminated in fiscal 2004. The benefit associated with the termination of the interest rate swap agreements continues to be recognized over the term of the debt instruments originally hedged. As a result, the Company's net interest expense was reduced by $4 million during fiscal 2007 and $12 million during fiscal 2006.

During the third quarter of fiscal 2007, the Company completed an exchange of approximately $200 million principal amount of its 9.75% subordinated notes due 2021 and $300 million principal amount of its 6.75% senior notes due 2011 for approximately $500 million principal amount of 5.82% senior notes due 2017 and cash of approximately $90 million. The Company is amortizing the $90 million cash payment over the life of the new notes within net interest expense.

**Gain on Sale of Pilgrim's Pride Corporation Common Stock**

During fiscal 2006, the Company sold its remaining 15.4 million shares of Pilgrim's Pride Corporation common stock for $482 million, resulting in a pre-tax gain of $329 million.

**Equity Method Investment Earnings (Loss)**

During fiscal 2006, the Company recognized impairment charges totaling $76 million ($73 million after tax) of its investments in a malt venture and an unrelated investment in a foreign prepared foods business, due to declines in the estimated proceeds from the disposition of these investments. The investment in the foreign prepared foods business was disposed of in fiscal 2006. The extent of the impairments was determined based upon the Company's assessment of the recoverability of its investments based primarily upon the expected proceeds of planned dispositions of the investments.

During fiscal 2007, the Company completed the disposition of the equity method investment in the malt venture for proceeds of approximately $24 million, including notes and other receivables totaling approximately $7 million. This transaction resulted in a pre-tax gain of approximately $4 million, with a related tax benefit of approximately $4 million.

The Company's share of earnings from the Company's remaining equity method investments, which include potato processing and grain merchandising businesses, increased by approximately $7 million from the comparable amount in fiscal 2006, driven by improved yields in the potato processing business.

**Results of Discontinued Operations**

Income from discontinued operations was $282 million, net of tax, in fiscal 2007. Included in these amounts were:

- pre-tax earnings of $457 million from discontinued businesses (which principally include the trading and merchandising operations and the packaged meats and cheese businesses), including:
  - a gain of $64 million primarily from the disposition of the Company's packaged cheese business and a dietary supplement business in fiscal 2007,
  - impairment charges of $21 million in fiscal 2007, based on the final negotiations related to the sale of the packaged meats operations during the second quarter of fiscal 2007,
  - a pre-tax curtailment gain of $9 million related to postretirement benefits of the packaged meats operations divested in fiscal 2007, and
  - an $8 million gain related to a legal settlement in connection with the packaged meats operations,
- income tax expense of $175 million.

In fiscal 2006, the Company recognized income from discontinued operations of $70 million, net of tax. Included in these amounts were:

- pre-tax earnings of $251 million from operations of discontinued businesses, which principally include the recently divested trading and merchandising operations, the divested packaged meat and cheese operations, and the divested Cook's Ham business, which include:
  - impairment charges of $241 million to reduce the carrying value of assets held for sale from the Company's discontinued packaged meats business to their estimated fair value less costs to sell,
  - a gain on the disposition of the Company's Cook's Ham business of $110 million, and
- income tax expense of $181 million.

**Income Taxes and Net Income**

The effective tax rate (calculated as the ratio of income tax expense to pre-tax income from continuing operations, inclusive of equity method investment earnings) was 34% for fiscal 2007. In 2007, state income taxes included approximately $24 million of benefits related to the implementation of tax planning strategies and changes in estimates, principally related to state tax jurisdictions. These benefits were offset by the tax impact of an IRS audit settlement.

The effective tax rate was 34% in fiscal 2006. In 2006, state income taxes included approximately $26 million of benefits related to the implementation of tax planning strategies and changes in estimates, principally related to state tax jurisdictions. This was largely offset by the tax impact of impairments of equity method investments for which the Company does not expect to receive a significant tax benefit.

Net income was $765 million, or $1.51 per diluted share, in fiscal 2007, compared to $534 million, or $1.03 per diluted share, in fiscal 2006.

## LIQUIDITY AND CAPITAL RESOURCES

### *Sources of Liquidity and Capital*

The Company's primary financing objective is to maintain a prudent capital structure that provides the Company flexibility to pursue its growth objectives. The Company currently uses short-term debt principally to finance ongoing operations, including its seasonal working capital (accounts receivable and prepaid expenses and other current assets, less accounts payable, accrued payroll, and other accrued liabilities) needs and a combination of equity and long-term debt to finance both its base working capital needs and its noncurrent assets.

Commercial paper borrowings (usually less than 30 days maturity) are reflected in the Company's consolidated balance sheets within notes payable. At May 25, 2008, the Company had credit lines from banks that totaled approximately $2.3 billion. These lines are comprised of a $1.5 billion multi-year revolving credit facility with a syndicate of financial institutions which matures in December 2011, uncommitted short-term loan facilities approximating $364 million, and uncommitted trade finance facilities approximating $424 million. The multi-year facility is a back-up facility for the Company's commercial paper program. Borrowings under the multi-year facility bear interest at or below prime rate and may be prepaid without penalty. These rates are approximately .10 to .15 percentage points higher than the interest rates for commercial paper. The Company has not drawn upon this multi-year facility. As of May 25, 2008, the Company had short-term notes payable of $578 million that were comprised primarily of commercial paper. The multi-year facility requires the Company to repay borrowings if the Company's consolidated funded debt exceeds 65% of the consolidated capital base, as defined, or if fixed charges coverage, as defined, is less than 1.75 to 1.0, as such terms are defined in applicable agreements. As of the end of fiscal 2008, the Company was in compliance with these financial covenants.

The uncommitted trade finance facilities noted above were maintained in order to finance certain working capital needs of the Company's trading and merchandising operations. Subsequent to the sale of these operations in June 2008, the Company exited these facilities.

The Company finances its short-term liquidity needs with bank borrowings, commercial paper borrowings, and bankers' acceptances. The average consolidated short-term borrowings outstanding under these facilities were $419 million and $4 million for fiscal 2008 and 2007, respectively. The increase in commercial paper borrowings was primarily due to higher working capital needs during the year, principally in the recently divested trading and merchandising operations.

The Company's overall level of interest-bearing long-term debt, inclusive of current maturities, totaled $3.5 billion at the end of both fiscal 2008 and 2007. In December 2006, the Company completed an exchange of approximately $200 million principal amount of its 9.75% subordinated notes due 2021 and $300 million principal amount of its 6.75% senior notes due 2011 for approximately $500 million principal amount of 5.82% senior notes due 2017 and cash of approximately $90 million, in order to improve the Company's debt maturity profile. The Company is amortizing the $90 million cash payment (the unamortized portion of which is reflected as a reduction of senior long-term debt in the Company's consolidated balance sheet at May 25, 2008) over the life of the new notes within interest expense.

As part of the Watts Brothers acquisition in the fourth quarter of fiscal 2008, the Company assumed $84 million of debt, of which the Company immediately repaid $64 million.

The Company made scheduled principal payments of debt and payments of lease financing obligations during fiscal 2008, reducing long-term debt by $21 million.

As of the end of both fiscal 2008 and 2007, the Company's senior long-term debt ratings were all investment grade. A significant downgrade in the Company's credit ratings would not affect the Company's ability to borrow amounts under the revolving credit facilities, although borrowing costs would increase. A downgrade to the Company's short-term credit ratings would also affect the Company's ability to borrow under its commercial paper program by negatively impacting borrowing costs and causing shorter durations, as well as potentially limiting access.

The Company also has an effective shelf registration statement under which it could issue, from time to time, up to $4 billion in debt securities.

In March 2006, the Company completed the divestitures of its Cook's Ham and its seafood businesses for cash proceeds of approximately $442 million. During fiscal 2007, the Company sold its refrigerated meats business, its cheese business, its refrigerated pizza business, an oat milling business, and a dietary supplement business for proceeds of approximately $717 million.

During fiscal 2007, the Company sold notes receivable from Swift Foods for approximately $117 million, net of transaction expenses. The notes had been received in connection with the divestiture of a fresh beef and pork business in fiscal 2003.

The Company has repurchased its shares from time to time based on market conditions. The Company began fiscal 2008 with an authorization to purchase up to $88 million of its common stock in the open market or through privately negotiated transactions. During fiscal 2008, the Board of Directors authorized management to repurchase up to an additional $500 million of the Company's common stock. The Company repurchased $188 million of its shares during fiscal 2008. Subsequent to fiscal 2008, the Company's authorization increased an additional $500 million. The Company initiated an accelerated share repurchase program during the first quarter of fiscal 2009 under which it will exhaust its current share repurchase authorization through the purchase of up to $900 million of its common stock.

Subsequent to fiscal 2008, the Company received approximately $2.2 billion in cash, net of transaction costs, as a portion of the proceeds from the disposition of its trading and merchandising operations.

**Cash Flows**

In fiscal 2008, the Company used $564 million of cash, which was the net result of $102 million generated from operating activities, $644 million used in investing activities, and $22 million used in financing activities.

Cash generated from operating activities of continuing operations totaled $382 million for fiscal 2008 as compared to $851 million generated in fiscal 2007. Improved income from continuing operations was offset by a use of cash for working capital in fiscal 2008. The increased use of cash for working capital was largely due to increased inventory balances in the Consumer Foods and Food and Ingredients segments due to increased inventory quantities and higher wheat and potato prices. In addition to the working capital changes, the Company made contributions to its pension plans of $8 million and $172 million during fiscal 2008 and fiscal 2007, respectively. Cash used in operating activities of discontinued operations was approximately $280 million in fiscal 2008, primarily due to the increased market value of commodity inventory balances and derivative assets, as compared to $93 million generated in fiscal 2007.

Cash used in investing activities totaled $644 million for fiscal 2008, versus cash generated from investing activities of $523 million in fiscal 2007. Investing activities of continuing operations in fiscal 2008 consisted primarily of expenditures of $255 million related to the acquisition of businesses (see Note 3 to the consolidated financial statements) and capital expenditures of $490 million, which included approximately $39 million of expenditures related to the Company's purchase of certain warehouse facilities from its lessors (these warehouses were sold for proceeds of approximately $36 million to unrelated third parties immediately thereafter), offset by $30 million of proceeds from the sale of property, plant, and equipment. Investing activities of continuing operations in fiscal 2007 consisted primarily of proceeds of $117 million from the sale of notes receivable from Swift Foods, $74 million from the sale of property, plant and equipment, including the sale of four aircraft, and $74 million from the sale of an oat milling business, a refrigerated pizza business, and an equity method investment, offset by capital expenditures of $480 million, which included approximately $94 million of expenditures related to the Company's purchase of certain warehouse facilities from its lessors (these warehouses were sold for proceeds of approximately $92 million to unrelated third parties immediately thereafter). The Company generated $33 million from investing activities from discontinued operations in fiscal 2008, primarily from the sale of the Knott's Berry Farm® jams and jellies brand and operations, as compared to $632 million in fiscal 2007, primarily related to the divestitures of the Company's refrigerated meats and cheese businesses.

Cash used in financing activities totaled $22 million in fiscal 2008, as compared to cash used in financing activities of $1.1 billion in fiscal 2007. During fiscal 2008, the Company repurchased $188 million of its common stock as part of its share repurchase program and paid dividends of $362 million. As part of the Watts Brothers acquisition, the Company repaid $64 million of assumed long-term debt subsequent to the acquisition. In addition to these early retirements of debt, the Company made scheduled principal payments of debt and payments of lease financing obligations during fiscal 2008, reducing long-term debt by $21 million. Also, during fiscal 2008, the Company increased its short-term borrowings by $577 million, primarily reflecting the financing of significantly increased working capital. During fiscal 2007, the Company repurchased $615 million of its common stock as part of its share repurchase program, paid dividends of $367 million, and made a cash payment of $94 million, including issuance costs, as part of the previously discussed debt exchange. The Company redeemed $12 million of 8.8% unsecured debt due in May 2017 and made scheduled principal payments of debt and payments of lease financing obligations during fiscal 2007, reducing long-term debt by $35 million.

The Company estimates its capital expenditures in fiscal 2009 will be approximately $475 million. Management believes that existing cash balances, cash flows from operations, divestiture proceeds, existing credit facilities, and access to capital markets will provide sufficient liquidity to meet its working capital needs, planned capital expenditures, planned share repurchases, and payment of anticipated quarterly dividends.

## OFF-BALANCE SHEET ARRANGEMENTS

The Company uses off-balance sheet arrangements (e.g., operating leases) where the economics and sound business principles warrant their use. The Company periodically enters into guarantees and other similar arrangements as part of transactions in the ordinary course of business. These are described further in "Obligations and Commitments," below.

The Company consolidates the assets and liabilities of several entities from which it leases corporate aircraft. For periods ending prior to November 25, 2007, the Company consolidated several entities from which it leases office buildings. Each of these entities had been determined to be a variable interest entity and the Company was determined to be the primary beneficiary of each of these entities. In September 2007, the Company ceased to be the primary beneficiary of the entities from which it leases office buildings and, accordingly, the Company discontinued the consolidation of the assets and liabilities of these entities.

Due to the consolidation of the variable interest entities, the Company reflected in its balance sheets:

| | May 25, 2008 | May 27, 2007 |
|---|---|---|
| Property, plant and equipment, net | $51.8 | $155.9 |
| Other assets | — | 13.8 |
| Current installments of long-term debt | 3.3 | 6.1 |
| Senior long-term debt, excluding current installments | 50.9 | 144.1 |
| Other accrued liabilities | 0.6 | 0.6 |
| Other noncurrent liabilities | — | 21.9 |

The liabilities recognized as a result of consolidating these entities do not represent additional claims on the general assets of the Company. The creditors of these entities have claims only on the assets of the specific variable interest entities to which they have advanced credit.

## OBLIGATIONS AND COMMITMENTS

As part of its ongoing operations, the Company enters into arrangements that obligate the Company to make future payments under contracts such as debt agreements, lease agreements, and unconditional purchase obligations (i.e., obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as "take-or-pay" contracts). The unconditional purchase obligation arrangements are entered into by the Company in its normal course of business in order to ensure adequate levels of sourced product are available to the Company. Capital lease and debt obligations, which totaled $3.5 billion at May 25, 2008, are currently recognized as liabilities in the Company's consolidated balance sheet. Operating lease obligations and unconditional purchase obligations, which totaled $1.7 billion at May 25, 2008, are not recognized as liabilities in the Company's consolidated balance sheet, in accordance with generally accepted accounting principles.

A summary of the Company's contractual obligations at the end of fiscal 2008 was as follows (including obligations of discontinued operations):

| ($ in millions) | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 Year** | **1-3 Years** | **3-5 Years** | **After 5 Years** |
| Long-Term Debt | $3,531.4 | $ 15.4 | $521.6 | $751.8 | $2,242.6 |
| Lease Obligations | 514.9 | 89.2 | 148.1 | 106.9 | 170.7 |
| Purchase Obligations | 1,199.6 | 1,078.6 | 104.0 | 16.3 | 0.7 |
| Total | $5,245.9 | $1,183.2 | $773.7 | $875.0 | $2,414.0 |

The purchase obligations noted in the table above do not reflect approximately $374 million of open purchase orders, some of which are not legally binding. These purchase orders are settlable in the ordinary course of business in less than one year.

The Company is also contractually obligated to pay interest on its long-term debt obligations. The weighted average interest rate of the long-term debt obligations outstanding as of May 25, 2008 was approximately 7.2%.

The Company consolidates the assets and liabilities of certain entities from which it leases corporate aircraft. These entities have been determined to be variable interest entities and the Company has been determined to be the primary beneficiary of these entities. The amounts reflected in contractual obligations of long-term debt, in the table above, include $54 million of liabilities of these variable interest entities to the creditors of such entities. The long-term debt recognized as a result of consolidating these entities does not represent additional claims on the general assets of the Company. The creditors of these entities have claims only on the assets of the specific variable interest entities. As of May 25, 2008, the Company was obligated to make rental payments of $67 million to the variable interest entities, of which $7 million is due in less than one year, $13 million is due in one to three years, and $47 million is due in three to five years. Such amounts are not reflected in the table, above.

As part of its ongoing operations, the Company also enters into arrangements that obligate the Company to make future cash payments only upon the occurrence of a future event (e.g., guarantee debt or lease payments of a third party should the third party be unable to perform). In accordance with generally accepted accounting principles, the following commercial commitments are not recognized as liabilities in the Company's consolidated balance sheet. The Company's commitments, including commitments associated with equity method investments, as of the end of fiscal 2008, were as follows (including commitments of discontinued operations):

| ($ in millions) | Amount of Commitment Expiration Per Period | | | | |
|---|---|---|---|---|---|
| Other Commercial Commitments | Total | Less than 1 Year | 1-3 Years | 3-5 Years | After 5 Years |
| Guarantees | $55.3 | $31.9 | $ 7.9 | $ 5.4 | $10.1 |
| Other Commitments | 1.0 | 1.0 | — | — | — |
| Total | $56.3 | $32.9 | $ 7.9 | $ 5.4 | $10.1 |

The Company's total commitments of approximately $56 million include approximately $23 million in guarantees and other commitments the Company has made on behalf of the Company's divested fresh beef and pork business.

As part of the fresh beef and pork divestiture, the Company guaranteed the performance of the divested fresh beef and pork business with respect to a hog purchase contract. The hog purchase contract requires the divested fresh beef and pork business to purchase a minimum of approximately 1.2 million hogs annually through 2014. The contract stipulates minimum price commitments, based in part on market prices, and in certain circumstances also includes price adjustments based on certain inputs.

The Company is a party to various potato supply agreements. Under the terms of certain agreements, the Company has guaranteed repayment of short-term bank loans of the potato suppliers, under certain conditions. At May 25, 2008, the amount of supplier loans effectively guaranteed by the Company was approximately $26 million, included in the table above. The Company has not established a liability for these guarantees, as the Company has determined that the likelihood of its required performance under the guarantees is remote.

The obligations and commitments tables above do not include any reserves for income taxes under FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes (as amended)*, as the Company is unable to reasonably estimate the ultimate timing of settlement of its reserves for income taxes. The liability for gross unrecognized tax benefits at May 25, 2008 was $76 million.

## TRADING ACTIVITIES

The Company accounts for certain contracts (e.g., "physical" commodity purchase/sale contracts and derivative contracts) at fair value. The Company considers a portion of these contracts to be its "trading" activities. The following table excludes certain commodity-based contracts entered into in the normal course of business, including "physical" contracts to buy or sell commodities (generally within the Company's flour milling business and grain merchandising business, which is now included within discontinued operations) at agreed-upon fixed prices, as well as derivative contracts (e.g., futures and options) used primarily to create an economic hedge of an existing asset or liability (e.g., inventory) or an anticipated transaction (e.g., purchase of inventory). The use of such contracts is not considered by the Company to be "trading" activities as these contracts are considered either normal purchase and sale contracts or economic hedging contracts. The Company includes in the following table all derivative instruments, including "physical" contracts related to the trading of energy-related commodities (such as petroleum products and natural gas).

The following table represents the fair value and scheduled maturity dates of such contracts outstanding as of May 25, 2008:

| ($ in millions) | Fair Value of Contracts as of May 25, 2008 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Gross Asset | | Gross Liability | | Net Asset | | |
| Source of Fair Value | Maturity less than 1 year | Maturity 1-3 years | Maturity less than 1 year | Maturity 1-3 years | Maturity less than 1 year | Maturity 1-3 years | Total Fair Value |
| Prices actively quoted | $1,636.5 | $62.1 | $(1,464.2) | $(12.6) | $172.3 | $49.5 | $221.8 |
| Prices provided by other external sources | 188.7 | — | (209.0) | (0.3) | (20.3) | (0.3) | (20.6) |
| Prices based on other valuation models | — | — | — | — | — | — | — |
| Total fair value | $1,825.2 | $62.1 | $(1,673.2) | $(12.9) | $152.0 | $49.2 | $201.2 |

A significant majority of the amounts in the table above reflect the activities of the recently divested trading and merchandising operations.

In order to minimize the risk of loss associated with non-exchange-traded transactions with counterparties, the Company utilizes established credit limits and performs ongoing counterparty credit evaluations.

The asset and liability amounts in the table above reflect gross positions and are not reduced for offsetting positions with a counterparty when a legal right of offset exists. The "prices actively quoted" category reflects only contracts for which the fair value is based entirely upon prices actively quoted on major exchanges in the United States. The "prices provided by other external sources" category represents contracts which contain a pricing component other than prices actively quoted on a major exchange, such as forward commodity positions at locations for which over-the-counter broker quotes are available.

## CRITICAL ACCOUNTING ESTIMATES

The process of preparing financial statements requires the use of estimates on the part of management. The estimates used by management are based on the Company's historical experiences combined with management's understanding of current facts and circumstances. Certain of the Company's accounting estimates are considered critical as they are both important to the portrayal of the Company's financial condition and results and require significant or complex judgment on the part of management. The following is a summary of certain accounting estimates considered critical by management of the Company.

The Company's Audit Committee has reviewed management's development, selection, and disclosure of the critical accounting estimates.

*Marketing Costs*—The Company incurs certain costs to promote its products through marketing programs which include advertising, retailer incentives, and consumer incentives. The Company recognizes the cost of each of these types of marketing activities in accordance with generally accepted accounting principles. The judgment required in determining when marketing costs are incurred can be significant. For volume-based incentives provided to retailers, management must continually assess the likelihood of the retailer achieving the specified targets. Similarly, for consumer coupons, management must estimate the level at which coupons will be redeemed by consumers in the future. Estimates made by management in accounting for marketing costs are based primarily on the Company's historical experience with marketing programs with consideration given to current circumstances and industry trends. As these factors change, management's estimates could change and the Company could recognize different amounts of marketing costs over different periods of time.

Historically, the Company has entered into over 150,000 individual marketing programs each year with customers, resulting in annual costs in excess of $2 billion, which are reflected as a reduction of net sales.

Changes in the assumptions used in estimating the cost of any of the individual customer marketing programs would not result in a material change in the Company's results of operations or cash flows.

Advertising and promotion expenses of continuing operations totaled $393 million, $452 million, and $334 million in fiscal 2008, 2007, and 2006, respectively.

*Income Taxes*—The Company's income tax expense is based on the Company's income, statutory tax rates, and tax planning opportunities available in the various jurisdictions in which the Company operates. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining the Company's income tax expense and in evaluating its tax positions including evaluating uncertainties under Financial Accounting Standards Board Interpretation (FIN) 48, *Accounting for Uncertainty in Income Taxes*. Management reviews the Company's tax positions quarterly and adjusts the balances as new information becomes available. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. Management evaluates the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These estimates of future taxable income inherently require significant judgment. Management uses historical experience and short and long-range business forecasts to develop such estimates. Further, the Company employs various prudent and feasible tax planning strategies to facilitate the recoverability of future deductions. To the extent management does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

Further information on income taxes is provided in Note 14 to the Consolidated Financial Statements.

*Environmental Liabilities*—Environmental liabilities are accrued when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. Management works with independent third-party specialists in order to effectively assess the Company's environmental liabilities. Management estimates the Company's environmental liabilities based on evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of the Company, and other potentially responsible parties and its experience in remediating sites. Environmental liability estimates may be affected by changing governmental or other external determinations of what constitutes an environmental liability or an acceptable level of cleanup. Management's estimate as to its potential liability is independent of any potential recovery of insurance proceeds or indemnification arrangements. Insurance companies and other indemnitors are notified of any potential claims and periodically updated as to the general status of known claims. The Company does not discount its environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable. To the extent that there are changes in the evaluation factors identified above, management's estimate of environmental liabilities may also change.

The Company has recognized a reserve of approximately $95 million for environmental liabilities as of May 25, 2008. Historically, the underlying assumptions utilized by the Company in estimating this reserve have been appropriate as actual payments have neither differed materially from the previously estimated reserve balances, nor have significant adjustments to this reserve balance been necessary. The reserve for each site is determined based on an assessment of the most likely required remedy and a related estimate of the costs required to effect such remedy.

*Employment-Related Benefits*—The Company incurs certain employment-related expenses associated with pensions, postretirement health care benefits, and workers' compensation. In order to measure the expense associated with these employment-related benefits, management must make a variety of estimates including discount rates used to measure the present value of certain liabilities, assumed rates of return on assets set aside to fund these expenses, compensation increases, employee turnover rates, anticipated mortality rates, anticipated health care costs, and employee accidents incurred but not yet reported to the Company. The estimates used by management are based on the Company's historical experience as well as current facts and circumstances. The Company uses third-party specialists to assist management in appropriately measuring the expense associated with these employment-related benefits. Different estimates used by management could result in the Company recognizing different amounts of expense over different periods of time.

The Company recognized pension expense of $65 million, $83 million, and $96 million in fiscal years 2008, 2007, and 2006, respectively, which reflected expected returns on plan assets of $149 million, $134 million, and $130 million, respectively. The Company contributed $8 million, $172 million, and $36 million to the Company's pension plans in fiscal years 2008, 2007, and 2006, respectively. The Company anticipates contributing approximately $7 million to its pension plans in fiscal 2009.

One significant assumption for pension plan accounting is the discount rate. The Company selects a discount rate each year (as of its fiscal year-end measurement date for fiscal 2008 and thereafter) for its plans based upon a hypothetical bond portfolio for which the cash flows from coupons and maturities match the year-by-year projected benefit cash flows for the Company's pension plans. The hypothetical bond portfolio is comprised of high-quality fixed income debt instruments (usually Moody's Aa) available at the measurement date. Based on this information, the discount rate selected by the Company for determination of pension expense for fiscal years 2008, 2007, and 2006 was 5.75%. The Company selected a discount rate of 6.6% for determination of pension expense for fiscal 2009. A 25 basis point increase in the Company's discount rate assumption as of the beginning of fiscal 2008 would decrease pension expense for the Company's pension plans by $3.7 million for the year. A 25 basis point decrease in the Company's discount rate assumption as of the beginning of fiscal 2008 would increase pension expense for the Company's pension plans by $9.6 million for the year. A 25 basis point increase in the discount rate would decrease pension expense by approximately $1.5 million for fiscal 2009. A 25 basis point decrease in the discount rate would increase pension expense by approximately $1.4 million for fiscal 2009. For its year-end pension obligation determination, the Company selected a discount rate of 6.6% and 5.75% for fiscal year 2008 and 2007, respectively.

Another significant assumption used to account for the Company's pension plans is the expected long-term rate of return on plan assets. In developing the assumed long-term rate of return on plan assets for determining pension expense, the Company considers long-term historical returns (arithmetic average) of the plan's investments, the asset allocation among types of investments, estimated long-term returns by investment type from external sources, and the current economic environment. Based on this information, the Company selected 7.75% for the long-term rate of return on plan assets for determining its fiscal 2008 pension expense. A 25 basis point increase/decrease in the Company's expected long-term rate of return assumption as of the beginning of fiscal 2008 would decrease/increase annual pension expense for the Company's pension plans by approximately $5 million. The Company selected an expected rate of return on plan assets of 7.75% to be used to determine its pension expense for fiscal 2009. A 25 basis point increase/decrease in the Company's expected long-term rate of return assumption as of the beginning of fiscal 2009 would decrease/increase annual pension expense for the Company's pension plans by approximately $5 million.

When calculating expected return on plan assets for pension plans, the Company uses a market-related value of assets that spreads asset gains and losses (differences between actual return and expected return) over five years. The market-related value of assets used in the calculation of expected return on plan assets for fiscal 2008 was $257 million lower than the actual fair value of plan assets.

The rate of compensation increase is another significant assumption used in the development of accounting information for pension plans. The Company determines this assumption based on its long-term plans for compensation increases and current economic conditions. Based on this information, the Company selected 4.25% for fiscal years 2008 and 2007 as the rate of compensation increase for determining its year-end pension obligation. The Company selected 4.25% for the rate of compensation increase for determination of pension expense for fiscal 2008, 2007, and 2006. A 25 basis point increase in the Company's rate of compensation increase assumption as of the beginning of fiscal 2008 would increase pension expense for the Company's pension plans by approximately $2 million for the year. A 25 basis point decrease in the Company's rate of compensation increase assumption as of the beginning of fiscal 2008 would decrease pension expense for the Company's pension plans by approximately $2 million for the year. The Company selected a rate of 4.25% for the rate of compensation increase to be used to determine its pension expense for fiscal 2009. A 25 basis point increase/decrease in the Company's rate of compensation increase assumption as of the beginning of fiscal 2009 would increase/decrease pension expense for the Company's pension plans by approximately $1 million for the year.

The Company also provides certain postretirement health care benefits. The Company recognized postretirement benefit expense of $23 million, $10 million, and $18 million in fiscal 2008, 2007, and 2006, respectively. The Company reflects liabilities of $378 million and $392 million in its balance sheets as of May 25, 2008 and May 27, 2007, respectively. The postretirement benefit expense and obligation are also dependent on the Company's assumptions used for the actuarially determined amounts. These assumptions include discount rates (discussed above), health care cost trend rates, inflation rates, retirement rates, mortality rates and other factors. The health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Assumed inflation rates are based on an evaluation of external market indicators. Retirement and mortality rates are based primarily on actual plan experience. The discount rate selected by the Company for determination of postretirement expense for fiscal years 2008, 2007, and 2006 was 5.5%. The Company has selected a discount rate of 6.4% for determination of postretirement expense for fiscal 2009. A 25 basis point increase/decrease in the Company's discount rate assumption as of the beginning of fiscal 2009 would decrease/increase postretirement expense for the Company's plans by approximately $1 million. The Company has assumed the initial year increase in cost of health care to be 9.5%, with the trend rate decreasing to 5.5% by 2013. A one percentage point change in the assumed health care cost trend rate would have the following effect:

| ($ in millions) | One Percent Increase | One Percent Decrease |
|---|---|---|
| Effect on total service and interest cost | $ 1.7 | $ (1.6) |
| Effect on postretirement benefit obligation | 25.9 | (22.6) |

The Company provides workers' compensation benefits to its employees. The measurement of the liability for the Company's cost of providing these benefits is largely based upon actuarial analysis of costs. One significant assumption made by the Company is the discount rate used to calculate the present value of its obligation. The discount rate used at May 25, 2008 was 5.0%. A 25 basis point increase/decrease in the discount rate assumption would not have a material impact on workers' compensation expense.

*Impairment of Long-Lived Assets (including property, plant and equipment), Goodwill and Identifiable Intangible Assets*—The Company reduces the carrying amounts of long-lived assets, goodwill and identifiable intangible assets to their fair values when the fair value of such assets is determined to be less than their carrying amounts (i.e., assets are deemed to be impaired). Fair value is typically estimated using a discounted cash flow analysis, which requires the Company to estimate the future cash flows anticipated to be generated by the particular asset(s) being tested for impairment as well as to select a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, the Company considers historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by the Company in such areas as future economic conditions, industry-specific conditions, product pricing and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets, goodwill, and identifiable intangible assets.

The Company utilizes a "relief from royalty" methodology in evaluating impairment of its brands/ trademarks. The methodology determines the fair value of each brand through use of a discounted cash flow model that incorporates an estimated "royalty rate" the Company would be able to charge a third party for the use of the particular brand. As the calculated fair value of the Company's goodwill and other identifiable intangible assets significantly exceeds the carrying amount of these assets, a one percentage point increase in the discount rate assumptions used to estimate the fair values of the Company's goodwill and other identifiable intangible assets would not result in a material impairment charge.

## RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 161, *Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133*. This standard requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for the Company's third quarter of fiscal 2009.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51*. This statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption, effective as of the beginning of the Company's fiscal 2010, noncontrolling interests will be classified as equity in the Company's financial statements and income and comprehensive income attributed to the noncontrolling interest will be included in the Company's income and comprehensive income. The provisions of this standard must be applied retrospectively upon adoption. Management is currently evaluating the impact of adopting SFAS No. 160 on the Company's consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The provisions of SFAS No. 141(R) are effective for the Company's business combinations occurring on or after June 1, 2009.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without being required to apply complex hedge accounting provisions. The provisions of SFAS No. 159 are effective as of the beginning of the Company's fiscal 2009. Management does not expect the adoption of SFAS No. 159 to have any impact on the Company's consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of the Company's fiscal 2009 for the Company's financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in its consolidated financial statements. The FASB has provided for a one-year deferral of the implementation of this standard for other nonfinanical assets and liabilities. Management does not expect the adoption of SFAS No. 157 to have a material impact on the Company's consolidated financial position or results of operations.

## RELATED PARTY TRANSACTIONS

Sales to affiliates (equity method investees) of $4.2 million, $3.8 million, and $2.9 million for fiscal 2008, 2007, and 2006, respectively, are included in net sales. The Company received management fees from affiliates of $16.3 million, $14.8 million, and $13.5 million in fiscal 2008, 2007, and 2006, respectively. Accounts receivable from affiliates totaled $3.2 million and $2.5 million at May 25, 2008 and May 27, 2007, respectively, of which $3.0 million and $2.1 million are included in current assets held for sale, respectively. Accounts payable to affiliates totaled $15.6 million and $13.5 million at May 25, 2008 and May 27, 2007, respectively.

During the first quarter of fiscal 2007, the Company sold an aircraft for proceeds of approximately $8.1 million to a company on whose board of directors one of the Company's directors sits. The Company recognized a gain of approximately $3.0 million on the transaction.

The Company leases various buildings that are beneficially owned by Opus Corporation or entities related to Opus Corporation (the "Opus Entities"). The Opus Entities are affiliates or part of a large, national real estate development company. A former member of the Company's Board of Directors, who left the board in the second quarter of fiscal 2008, is a beneficial owner, officer and chairman of Opus Corporation and a director or officer of the related entities. The agreements relate to the leasing of land, buildings, and equipment for the Company in Omaha, Nebraska. The Company occupies the buildings pursuant to long term leases with Opus Corporation and other investors, and the leases contain various termination rights and purchase options. The Company made rental payments of $13.5 million, $14.4 million, and $15.8 million in fiscal 2008, 2007, and 2006, respectively, to the Opus Entities. The Company has also contracted with the Opus Entities for construction and property management services. The Company made payments of $1.6 million, $2.8 million, and $3.0 million to the Opus Entities for these services in fiscal 2008, 2007, and 2006, respectively.

From time to time, one of the Company's business units has engaged an environmental and agricultural engineering services firm. The firm is a subsidiary of an entity whose chief executive officer serves on the Company's Board of Directors. Payments to this firm for environmental and agricultural engineering services totaled $0.4 million in both fiscal 2008 and fiscal 2007.

## FORWARD-LOOKING STATEMENTS

This report, including Management's Discussion & Analysis, contains forward-looking statements. These statements are based on management's current views and assumptions of future events and financial performance and are subject to uncertainty and changes in circumstances. Readers of this report should understand that these statements are not guarantees of performance or results. Many factors could affect the Company's actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this report. These factors include, among other things, availability and prices of raw materials, effectiveness of product pricing, future economic circumstances, industry conditions, Company performance and financial results, competitive environment and related market conditions, operating efficiencies, the ultimate impact of recalls, access to capital, actions of governments and regulatory factors affecting the Company's businesses, and other risks described in the Company's reports filed with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance on any forward-looking statements included in this report which speak only as of the date of this report.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks affecting the Company during fiscal 2008 and 2007 were exposures to price fluctuations of commodity and energy inputs, interest rates, and foreign currencies. These fluctuations impacted raw material and energy costs of all reporting segments, as well as the Company's trading and merchandising activities, which are presented as discontinued operations for all periods presented in the Company's financial statements.

*Commodities*—The Company purchases commodity inputs such as wheat, corn, oats, soybean meal, soybean oil, meat, dairy products, sugar, natural gas, electricity, and packaging materials to be used in its operations. These commodities are subject to price fluctuations that may create gross margin risk. The Company enters into commodity hedges to manage this price risk using physical forward contracts or derivative instruments. The Company has policies governing the hedging instruments its businesses may use. These policies include limiting the dollar risk exposure for each of its businesses. The Company also monitors the amount of associated counter-party credit risk for all non-exchange-traded transactions. In addition, the Company, during fiscal 2008 and 2007, purchased and sold certain commodities, such as wheat, corn, soybeans, soybean meal, soybean oil, oats, natural gas, and crude oil in its trading and merchandising business (presented in discontinued operations). To a lesser extent, the Company engages in wheat trading activities in its milling operations of the Food and Ingredients reporting segment. The Company's trading activities are limited in terms of maximum dollar exposure, as measured by a dollar-at-risk methodology and monitored to ensure compliance.

The following table presents one measure of market risk exposure using sensitivity analysis. Sensitivity analysis is the measurement of potential loss of fair value resulting from a hypothetical change of 10% in market prices. Actual changes in market prices may differ from hypothetical changes. In practice, as markets move, the Company actively manages its risk and adjusts hedging strategies as appropriate. Fair value was determined using quoted market prices and was based on the Company's net derivative position by commodity at each quarter-end during the fiscal year. The market risk exposure analysis excludes the underlying commodity positions that are being hedged. The values of commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument.

Effect of 10% change in market prices (based upon positions at the end of each fiscal quarter):

| (in millions) | 2008 | 2007 |
|---|---|---|
| Processing Activities | | |
| Grains | | |
| High | $22.6 | $ 7.2 |
| Low | 1.2 | 1.8 |
| Average | 10.5 | 5.2 |
| Energy | | |
| High | 21.9 | 17.0 |
| Low | 6.7 | 2.4 |
| Average | 13.3 | 9.0 |
| Trading Activities (Including trading activities of discontinued operations) | | |
| Grains | | |
| High | 97.0 | 75.0 |
| Low | 52.6 | 33.4 |
| Average | 74.4 | 56.1 |
| Meats | | |
| High | 10.7 | 8.9 |
| Low | — | — |
| Average | 4.5 | 4.9 |
| Energy | | |
| High | 18.8 | 20.2 |
| Low | — | — |
| Average | 9.7 | 9.5 |

*Interest Rates*—The Company may use interest rate swaps to manage the effect of interest rate changes on its existing debt as well as the forecasted interest payments for the anticipated issuance of debt. At the end of fiscal 2008 and 2007, the Company did not have any interest rate swap agreements outstanding.

As of May 25, 2008 and May 27, 2007, the fair value of the Company's fixed rate debt was estimated at $3.7 billion and $3.8 billion, respectively, based on current market rates primarily provided by outside investment advisors. As of May 25, 2008 and May 27, 2007, a one percentage point increase in interest rates would decrease the fair value of the Company's fixed rate debt by approximately $228 million and $253 million, respectively, while a one percentage point decrease in interest rates would increase the fair value of the Company's fixed rate debt by approximately $258 million and $288 million, respectively.

*Foreign Operations*—In order to reduce exposures related to changes in foreign currency exchange rates, the Company may enter into forward exchange or option contracts for transactions denominated in a currency other than the functional currency for certain of its processing and trading operations. This activity primarily relates to hedging against foreign currency risk in purchasing inventory, capital equipment, sales of finished goods, and future settlement of foreign denominated assets and liabilities.

The following table presents one measure of market risk exposure using sensitivity analysis for the Company's processing and trading operations. Sensitivity analysis is the measurement of potential loss of fair value resulting from a hypothetical change of 10% in exchange rates. Actual changes in exchange rates may differ from hypothetical changes. Fair value was determined using quoted exchange rates and was based on the Company's net foreign currency position at each quarter-end during the fiscal year. The market risk exposure analysis excludes the underlying foreign denominated transactions that are being hedged. The currencies hedged have a high inverse correlation to exchange rate changes of the foreign currency derivative instrument.

Effect of 10% change in exchange rates (based upon positions at the end of each fiscal quarter):

| (in millions) | 2008 | 2007 |
|---|---|---|
| Processing Businesses | | |
| High | $22.2 | $14.3 |
| Low | 15.0 | 7.7 |
| Average | 18.5 | 11.0 |
| Trading Businesses (Included in discontinued operations) | | |
| High | 5.2 | — |
| Low | 1.4 | — |
| Average | 2.9 | — |

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### CONSOLIDATED STATEMENTS OF EARNINGS

### CONAGRA FOODS, INC. AND SUBSIDIARIES

**Dollars in millions except per share amounts**

| | FOR THE FISCAL YEARS ENDED MAY | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Net sales | $11,605.7 | $10,531.7 | $10,251.4 |
| Costs and expenses: | | | |
| Cost of goods sold | 8,890.1 | 7,838.7 | 7,710.1 |
| Selling, general and administrative expenses | 1,766.1 | 1,774.1 | 1,842.4 |
| Interest expense, net | 253.3 | 219.5 | 271.5 |
| Gain on sale of Pilgrim's Pride Corporation common stock | — | — | 329.4 |
| Income from continuing operations before income taxes and equity method investment earnings (loss) | 696.2 | 699.4 | 756.8 |
| Income tax expense | 227.2 | 245.5 | 235.0 |
| Equity method investment earnings (loss) | 49.7 | 28.4 | (58.2) |
| Income from continuing operations | 518.7 | 482.3 | 463.6 |
| Income from discontinued operations, net of tax | 411.9 | 282.3 | 70.2 |
| Net income | $ 930.6 | $ 764.6 | $ 533.8 |
| Earnings per share—basic | | | |
| Income from continuing operations | $ 1.06 | $ 0.96 | $ 0.89 |
| Income from discontinued operations | 0.85 | 0.56 | 0.14 |
| Net income | $ 1.91 | $ 1.52 | $ 1.03 |
| Earnings per share—diluted | | | |
| Income from continuing operations | $ 1.06 | $ 0.95 | $ 0.89 |
| Income from discontinued operations | 0.84 | 0.56 | 0.14 |
| Net income | $ 1.90 | $ 1.51 | $ 1.03 |

The accompanying Notes are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

## CONAGRA FOODS, INC. AND SUBSIDIARIES

**Dollars in millions**

| | FOR THE FISCAL YEARS ENDED MAY | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Net income | $ 930.6 | $764.6 | $533.8 |
| Other comprehensive income (loss): | | | |
| Net derivative adjustment, net of tax | (4.9) | (9.4) | 6.6 |
| Unrealized gains and losses on available-for-sale securities, net of tax: | | | |
| Unrealized net holding gains (losses) arising during the period | (0.4) | 2.5 | (13.8) |
| Reclassification adjustment for gains included in net income | (3.8) | (2.2) | (73.4) |
| Currency translation adjustment: | | | |
| Unrealized translation gains arising during the period | 61.3 | 11.0 | 15.1 |
| Reclassification adjustment for losses included in net income | — | 21.7 | — |
| Pension and postretirement healthcare liabilities, net of tax | 238.6 | 39.8 | (0.3) |
| Comprehensive income | $1,221.4 | $828.0 | $468.0 |

The accompanying Notes are an integral part of the consolidated financial statements.

## CONSOLIDATED BALANCE SHEETS

## CONAGRA FOODS, INC. AND SUBSIDIARIES

### Dollars in millions except share data

| | May 25, 2008 | May 27, 2007 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 140.9 | $ 730.8 |
| Receivables, less allowance for doubtful accounts of $17.6 and $16.8 | 890.6 | 819.0 |
| Inventories | 1,931.5 | 1,625.1 |
| Prepaid expenses and other current assets | 451.6 | 319.2 |
| Current assets held for sale | 2,667.4 | 1,511.9 |
| Total current assets | 6,082.0 | 5,006.0 |
| Property, plant and equipment | | |
| Land and land improvements | 199.5 | 115.0 |
| Buildings, machinery and equipment | 3,791.8 | 3,602.5 |
| Furniture, fixtures, office equipment and other | 809.9 | 835.9 |
| Construction in progress | 222.2 | 278.6 |
| | 5,023.4 | 4,832.0 |
| Less accumulated depreciation | (2,533.6) | (2,625.5) |
| Property, plant and equipment, net | 2,489.8 | 2,206.5 |
| Goodwill | 3,483.3 | 3,404.8 |
| Brands, trademarks and other intangibles, net | 816.7 | 774.8 |
| Other assets | 553.2 | 230.8 |
| Noncurrent assets held for sale | 257.5 | 212.6 |
| | $13,682.5 | $11,835.5 |
| **LIABILITIES AND COMMON STOCKHOLDERS' EQUITY** | | |
| Current liabilities | | |
| Notes payable | $ 599.8 | $ 21.3 |
| Current installments of long-term debt | 14.9 | 17.9 |
| Accounts payable | 786.0 | 746.5 |
| Accrued payroll | 374.2 | 334.5 |
| Other accrued liabilities | 688.3 | 846.3 |
| Current liabilities held for sale | 1,188.1 | 714.4 |
| Total current liabilities | 3,651.3 | 2,680.9 |
| Senior long-term debt, excluding current installments | 3,186.9 | 3,218.6 |
| Subordinated debt | 200.0 | 200.0 |
| Other noncurrent liabilities | 1,293.0 | 1,129.9 |
| Noncurrent liabilities held for sale | 13.9 | 23.2 |
| Total liabilities | 8,345.1 | 7,252.6 |
| Commitments and contingencies (Notes 15 and 16) | | |
| Common stockholders' equity | | |
| Common stock of $5 par value, authorized 1,200,000,000 shares; issued 566,653,605 and 566,410,152 | 2,833.4 | 2,832.2 |
| Additional paid-in capital | 866.9 | 816.8 |
| Retained earnings | 3,409.5 | 2,856.0 |
| Accumulated other comprehensive income (loss) | 286.5 | (5.9) |
| Less treasury stock, at cost, common shares 82,282,300 and 76,631,063 | (2,058.9) | (1,916.2) |
| Total common stockholders' equity | 5,337.4 | 4,582.9 |
| | $13,682.5 | $11,835.5 |

The accompanying Notes are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

## CONAGRA FOODS, INC. AND SUBSIDIARIES

## FOR THE FISCAL YEARS ENDED MAY

**Dollars in millions except per share amounts**

| | Common Shares | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | Other | Total |
|---|---|---|---|---|---|---|---|---|
| **Balance at May 29, 2005** | 565.9 | $2,829.7 | $761.6 | $2,438.1 | $ 44.0 | $(1,209.3) | $(4.7) | $4,859.4 |
| Stock option and incentive plans | 0.3 | 1.4 | 2.4 | | | 30.6 | 2.5 | 36.9 |
| Currency translation adjustment | | | | | 15.1 | | | 15.1 |
| Repurchase of common shares | | | | | | (197.0) | | (197.0) |
| Unrealized loss on securities, net of reclassification adjustment | | | | | (87.2) | | | (87.2) |
| Derivative adjustment, net of reclassification adjustment | | | | | 6.6 | | | 6.6 |
| Minimum pension liability | | | | | (0.3) | | | (0.3) |
| Dividends declared on common stock; $0.998 per share | | | | (517.3) | | | | (517.3) |
| Net income | | | | 533.8 | | | | 533.8 |
| **Balance at May 28, 2006** | 566.2 | 2,831.1 | 764.0 | 2,454.6 | (21.8) | (1,375.7) | (2.2) | 4,650.0 |
| Stock option and incentive plans | 0.2 | 1.1 | 52.8 | (1.4) | | 74.3 | 2.2 | 129.0 |
| Currency translation adjustment, net of reclassification adjustment | | | | | 32.7 | | | 32.7 |
| Repurchase of common shares | | | | | | (614.8) | | (614.8) |
| Unrealized loss on securities, net of reclassification adjustment | | | | | 0.3 | | | 0.3 |
| Derivative adjustment, net of reclassification adjustment | | | | | (9.4) | | | (9.4) |
| Adoption of Statement of Financial Accounting Standards ("SFAS") Statement No. 158, net of tax | | | | | (47.5) | | | (47.5) |
| Minimum pension liability | | | | | 39.8 | | | 39.8 |
| Dividends declared on common stock; $0.72 per share | | | | (361.8) | | | | (361.8) |
| Net income | | | | 764.6 | | | | 764.6 |
| **Balance at May 27, 2007** | 566.4 | 2,832.2 | 816.8 | 2,856.0 | (5.9) | (1,916.2) | — | 4,582.9 |
| Stock option and incentive plans | 0.3 | 1.2 | 50.1 | (1.6) | | 45.3 | | 95.0 |
| Currency translation adjustment | | | | | 61.3 | | | 61.3 |
| Repurchase of common shares | | | | | | (188.0) | | (188.0) |
| Unrealized loss on securities, net of reclassification adjustment | | | | | (4.2) | | | (4.2) |
| Derivative adjustment, net of reclassification adjustment | | | | | (4.9) | | | (4.9) |
| Adoption of FIN 48 | | | | 1.2 | | | | 1.2 |
| SFAS No. 158 transition adjustment | | | | (11.7) | 1.6 | | | (10.1) |
| Pension and postretirement healthcare benefits | | | | | 238.6 | | | 238.6 |
| Dividends declared on common stock; $0.75 per share | | | | (365.0) | | | | (365.0) |
| Net income | | | | 930.6 | | | | 930.6 |
| **Balance at May 25, 2008** | 566.7 | $2,833.4 | $866.9 | $3,409.5 | $286.5 | $(2,058.9) | $— | $5,337.4 |

The accompanying Notes are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

## CONAGRA FOODS, INC. AND SUBSIDIARIES

## FOR THE FISCAL YEARS ENDED MAY

### Dollars in millions

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 930.6 | $ 764.6 | $ 533.8 |
| Income from discontinued operations | 411.9 | 282.3 | 70.2 |
| Income from continuing operations | 518.7 | 482.3 | 463.6 |
| Adjustments to reconcile income from continuing operations to net cash flows from operating activities: | | | |
| Depreciation and amortization | 296.7 | 335.3 | 300.3 |
| Gain on sale of Pilgrim's Pride Corporation common stock | — | — | (329.4) |
| (Gain) loss on sale of fixed assets | 1.8 | 6.2 | 12.9 |
| Gain on sale of businesses and equity method investments | — | (23.9) | (0.1) |
| Undistributed earnings of affiliates | (21.8) | (15.3) | (4.9) |
| Share-based payments expense | 61.0 | 58.6 | 21.6 |
| Non-cash impairments and casualty losses | — | 12.7 | 178.1 |
| Other items (includes pension and other postretirement benefits) | 74.3 | (117.9) | 34.4 |
| Change in operating assets and liabilities before effects of business acquisitions and dispositions: | | | |
| Accounts receivable | (66.6) | (74.1) | 14.4 |
| Inventories | (256.5) | (107.2) | 55.5 |
| Prepaid expenses and other current assets | (136.5) | 120.2 | 20.9 |
| Accounts payable | 27.2 | 168.6 | 115.3 |
| Accrued payroll | (22.4) | (10.9) | 37.8 |
| Other accrued liabilities | (93.6) | 15.9 | 20.5 |
| Net cash flows from operating activities—continuing operations | 382.3 | 850.5 | 940.9 |
| Net cash flows from operating activities—discontinued operations | (280.2) | 92.9 | 126.4 |
| Net cash flows from operating activities | 102.1 | 943.4 | 1,067.3 |
| Cash flows from investing activities: | | | |
| Purchase of marketable securities | (1,351.0) | (4,075.5) | — |
| Sales of marketable securities | 1,352.0 | 4,078.4 | — |
| Additions to property, plant and equipment | (450.6) | (386.7) | (251.9) |
| Purchase of leased warehouses | (39.2) | (93.6) | — |
| Sale of leased warehouses | 35.6 | 91.6 | — |
| Sale of investment in Swift note receivable | — | 117.4 | — |
| Sale of Pilgrim's Pride Corporation common stock | — | — | 482.4 |
| Sale of businesses and equity method investments | — | 73.6 | 12.2 |
| Sale of property, plant and equipment | 30.0 | 74.3 | 23.6 |
| Purchase of businesses | (255.2) | — | — |
| Other items | 1.5 | 11.2 | (10.8) |
| Net cash flows from investing activities—continuing operations | (676.9) | (109.3) | 255.5 |
| Net cash flows from investing activities—discontinued operations | 33.1 | 632.2 | 441.3 |
| Net cash flows from investing activities | (643.8) | 522.9 | 696.8 |
| Cash flows from financing activities: | | | |
| Net short-term borrowings | 576.6 | (7.3) | 1.8 |
| Repayment of long-term debt | (85.5) | (47.1) | (899.0) |
| Debt exchange premium payment | — | (93.7) | — |
| Repurchase of ConAgra Foods common shares | (188.0) | (614.8) | (197.1) |
| Cash dividends paid | (362.3) | (366.7) | (565.3) |
| Proceeds from exercise of employee stock options | 37.5 | 63.8 | 18.9 |
| Other items | (0.1) | 3.1 | 0.8 |
| Net cash flows from financing activities—continuing operations | (21.8) | (1,062.7) | (1,639.9) |
| Net cash flows from financing activities—discontinued operations | — | — | (0.2) |
| Net cash flows from financing activities | (21.8) | (1,062.7) | (1,640.1) |
| Net change in cash and cash equivalents | (563.5) | 403.6 | 124.0 |
| Discontinued operations cash activity included above: | | | |
| Add: Cash balance included in assets held for sale at beginning of year | 4.4 | 34.1 | 17.8 |
| Less: Cash balance included in assets held for sale at end of year | (30.8) | (4.4) | (34.1) |
| Cash and cash equivalents at beginning of year | 730.8 | 297.5 | 189.8 |
| Cash and cash equivalents at end of year | $ 140.9 | $ 730.8 | $ 297.5 |

The accompanying Notes are an integral part of the consolidated financial statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Fiscal years ended May 25, 2008, May 27, 2007, and May 28, 2006**

**Columnar Amounts in Millions Except Per Share Amounts**

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Fiscal Year***—The fiscal year of ConAgra Foods, Inc. ("ConAgra Foods" or the "Company") ends the last Sunday in May. The fiscal years for the consolidated financial statements presented consist of 52-week periods for fiscal years 2008, 2007, and 2006.

***Basis of Consolidation***—The consolidated financial statements include the accounts of ConAgra Foods and all majority-owned subsidiaries. In addition, the accounts of all variable interest entities for which the Company is determined to be the primary beneficiary are included in the Company's consolidated financial statements from the date such determination is made. All significant intercompany investments, accounts, and transactions have been eliminated.

***Variable Interest Entities***—The Company consolidates the assets and liabilities of several entities from which it leases corporate aircraft. For periods ending prior to September 2007, the Company consolidated several entities from which it leases office buildings. Each of these entities had been determined to be a variable interest entity and the Company was determined to be the primary beneficiary of each of these entities. In September 2007, the Company ceased to be the primary beneficiary of the entities from which it leases office buildings and, accordingly, the Company discontinued the consolidation of the assets and liabilities of these entities.

Due to the consolidation of variable interest entities, the Company reflects in its balance sheets:

| | May 25, 2008 | May 27, 2007 |
|---|---|---|
| Property, plant and equipment, net | $51.8 | $155.9 |
| Other assets | — | 13.8 |
| Current installments of long-term debt | 3.3 | 6.1 |
| Senior long-term debt, excluding current installments | 50.9 | 144.1 |
| Other accrued liabilities | 0.6 | 0.6 |
| Other noncurrent liabilities | — | 21.9 |

The liabilities recognized as a result of consolidating these entities do not represent additional claims on the general assets of the Company. The creditors of these entities have claims only on the assets of the specific variable interest entities to which they have advanced credit.

***Investments in Unconsolidated Affiliates***—The investments in and the operating results of 50%-or-less-owned entities not required to be consolidated are included in the consolidated financial statements on the basis of the equity method of accounting or the cost method of accounting, depending on specific facts and circumstances.

The Company reviews its investments in unconsolidated affiliates for impairment whenever events or changes in business circumstances indicate that the carrying amount of the investments may not be fully recoverable. Evidence of a loss in value that is other than temporary might include the absence of an ability to recover the carrying amount of the investment, the inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment, or, where applicable, estimated sales proceeds which are insufficient to recover the carrying amount of the investment. Management's assessment as to whether any decline in value is other than temporary is based on the Company's ability and intent to hold the investment and whether evidence indicating the carrying value of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. Management generally considers the Company's investments in its equity method investees to be strategic long-term investments. Therefore, management completes its assessments with a long-term viewpoint. If the fair value of the investment is determined to be less than the carrying value and the decline in value is considered to be other than temporary, an appropriate write-down is recorded based on the excess of the carrying value over the best estimate of fair value of the investment.

***Cash and Cash Equivalents***—Cash and all highly liquid investments with an original maturity of three months or less at the date of acquisition, including short-term time deposits and government agency and corporate obligations, are classified as cash and cash equivalents.

***Inventories***—The Company principally uses the lower of cost (determined using the first-in, first-out method) or market for valuing inventories other than merchandisable agricultural commodities. Grain, flour, and major feed ingredient inventories are principally stated at market value.

***Property, Plant and Equipment***—Property, plant and equipment are carried at cost. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

| | |
|---|---|
| Land improvements | 1 - 40 years |
| Buildings | 15 - 40 years |
| Machinery and equipment | 3 - 20 years |
| Furniture, fixtures, office equipment, and other | 5 - 15 years |

The Company reviews property, plant and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of an asset considered "held-and-used" is determined by comparing the carrying amount of the asset to the undiscounted net cash flows expected to be generated from the use of the asset. If the carrying amount is greater than the undiscounted net cash flows expected to be generated by the asset, the asset's carrying amount is reduced to its estimated fair value. An asset considered "held-for-sale" is reported at the lower of the asset's carrying amount or fair value less cost to sell.

***Goodwill and Other Identifiable Intangible Assets***—Goodwill and other identifiable intangible assets with indefinite lives (e.g., brands or trademarks) are not amortized and are tested annually for impairment of value and whenever events or changes in circumstances indicate the carrying amount of the asset may be impaired. Impairment of identifiable intangible assets with indefinite lives occurs when the fair value of the asset is less than its carrying amount. If impaired, the asset's carrying amount is reduced to its fair value. Goodwill is evaluated using a two-step impairment test at the reporting unit level. A reporting unit can be an operating segment or a business within an operating segment. The first step of the test compares the recorded value of a reporting unit, including goodwill, with its fair value, as determined by its estimated discounted cash flows. If the recorded value of a reporting unit exceeds its fair value, the Company completes the second step of the test to determine the amount of goodwill impairment loss to be recognized. In the second step, the Company estimates an implied fair value of the reporting unit's goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill (including any unrecognized intangible assets). The impairment loss is equal to the excess of the recorded value of the goodwill over the implied fair value of that goodwill. The Company's annual impairment testing is performed during the fourth quarter using a discounted cash flow-based methodology.

Identifiable intangible assets with definite lives (e.g., licensing arrangements with contractual lives or customer relationships) are amortized over their estimated useful lives and tested for impairment whenever

Columnar Amounts in Millions Except Per Share Amounts

events or changes in circumstances indicate the carrying amount of the asset may be impaired. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used in evaluating elements of property, plant and equipment. If impaired, the asset is written down to its fair value.

***Fair Values of Financial Instruments***—Unless otherwise specified, the Company believes the carrying value of financial instruments approximates their fair value.

***Environmental Liabilities***—Environmental liabilities are accrued when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. The Company uses third-party specialists to assist management in appropriately measuring the expense associated with environmental liabilities. Such liabilities are adjusted as new information develops or circumstances change. The Company does not discount its environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable. Management's estimate of its potential liability is independent of any potential recovery of insurance proceeds or indemnification arrangements. The Company has not reduced its environmental liabilities for potential insurance recoveries.

***Employment-Related Benefits***—Employment-related benefits associated with pensions, postretirement health care benefits, and workers' compensation are expensed as such obligations are incurred by the Company. The recognition of expense is impacted by estimates made by management, such as discount rates used to value these liabilities, future health care costs, and employee accidents incurred but not yet reported. The Company uses third-party specialists to assist management in appropriately measuring the expense associated with employment-related benefits.

***Revenue Recognition***—Revenue is recognized when title and risk of loss are transferred to customers upon delivery based on terms of sale and collectibility is reasonably assured. Revenue is recognized as the net amount to be received after deducting estimated amounts for discounts, trade allowances, and returns of damaged and out-of-date products. Changes in the market value of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts, and exchange-traded futures and options contracts are recognized in earnings immediately.

***Shipping and Handling***—Amounts billed to customers related to shipping and handling are included in net sales. Shipping and handling costs are included in cost of goods sold.

***Marketing Costs***—The Company promotes its products with advertising, consumer incentives, and trade promotions. Such programs include, but are not limited to, discounts, coupons, rebates, and volume-based incentives. Advertising costs are expensed as incurred. Consumer incentives and trade promotion activities are recorded as a reduction of revenue or as a component of cost of goods sold based on amounts estimated as being due to customers and consumers at the end of the period, based principally on historical utilization and redemption rates. Advertising and promotion expenses totaled $393.3 million, $451.6 million, and $334.0 million in fiscal 2008, 2007, and 2006, respectively.

***Research and Development***—The Company incurred expenses of $68.9 million, $68.3 million, and $54.1 million for research and development activities in fiscal 2008, 2007, and 2006, respectively.

***Comprehensive Income***—Comprehensive income includes net income, currency translation adjustments, certain derivative-related activity, changes in the value of available-for-sale investments, and changes in prior service cost and net actuarial gains/losses from pension and postretirement health care plans. The Company

Columnar Amounts in Millions Except Per Share Amounts

generally deems its foreign investments to be essentially permanent in nature and it does not provide for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars. When the Company determines that a foreign investment is no longer permanent in nature, estimated taxes are provided for the related deferred taxes, if any, resulting from currency translation adjustments. The Company reclassified $21.7 million and $0.2 million of foreign currency translation gains to net income due to the disposal of foreign subsidiaries and equity method investments in fiscal 2007 and 2006, respectively.

The following is a rollforward of the balances in accumulated other comprehensive income, net of tax (except for currency translation adjustment):

| | Currency Translation Adjustment, Net of Reclassification Adjustments | Net Derivative Adjustment | Unrealized Gain (Loss) on Securities, Net of Reclassification Adjustment | Pension and Postretirement Adjustments | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|---|---|
| Balance at May 29, 2005 | $ 13.6 | $ 7.2 | $ 90.0 | $ (66.8) | $ 44.0 |
| Current-period change | 15.1 | 6.6 | (87.2) | (0.3) | (65.8) |
| Balance at May 28, 2006 | 28.7 | 13.8 | 2.8 | (67.1) | (21.8) |
| Current-period change | 32.7 | (9.4) | 0.3 | (7.7) | 15.9 |
| Balance at May 27, 2007 | 61.4 | 4.4 | 3.1 | (74.8) | (5.9) |
| Current-period change | 61.3 | (4.9) | (4.2) | 240.2 | 292.4 |
| Balance at May 25, 2008 | $122.7 | $ (0.5) | $ (1.1) | $165.4 | $286.5 |

The following details the income tax expense (benefit) on components of other comprehensive income (loss):

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net derivative adjustment | $ (3.0) | $ (5.3) | $ 5.1 |
| Unrealized gains (losses) on available-for-sale securities | (0.2) | 1.4 | (8.1) |
| Reclassification adjustment for gains included in net income | (2.2) | (1.2) | (41.3) |
| Pension and postretirement healthcare liabilities | 148.2 | 23.3 | 3.2 |

***Use of Estimates***—Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets, liabilities, revenues, and expenses as reflected in the financial statements. Actual results could differ from these estimates.

***Accounting Changes***—As further discussed in Note 18, the Company elected to adopt the measurement date provisions of Statement of Financial Accounting Standards ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, as of May 28, 2007 (the first day of fiscal 2008).

As further discussed in Note 14, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes (as amended)*, as of May 28, 2007 (the first day of fiscal 2008). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Columnar Amounts in Millions Except Per Share Amounts

As further discussed in Note 13, the Company adopted SFAS No. 123R, *Share-Based Payment*, effective May 29, 2006 (the first day of fiscal 2007).

***Recently Issued Accounting Pronouncements***—In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133.* This standard requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This statement is effective for the Company's third quarter of fiscal 2009.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51.* This statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption, effective as of the beginning of the Company's fiscal 2010, noncontrolling interests will be classified as equity in the Company's financial statements and income and comprehensive income attributed to the noncontrolling interest will be included in the Company's income and comprehensive income. The provisions of this standard must be applied retrospectively upon adoption. Management is currently evaluating the impact of adopting SFAS No. 160 on the Company's consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The provisions of SFAS No. 141(R) are effective for the Company's business combinations occurring on or after June 1, 2009.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without being required to apply complex hedge accounting provisions. The provisions of SFAS No. 159 are effective as of the beginning of the Company's fiscal 2009. Management does not expect the adoption of SFAS No. 159 to have any impact on the Company's consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of the Company's fiscal 2009 for the Company's financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in its consolidated financial statements. The FASB has provided for a one-year deferral of the implementation of this standard for other nonfinancial assets and liabilities. Management does not expect the adoption of SFAS No. 157 to have a material impact on the Company's consolidated financial position or results of operations.

## 2. DISCONTINUED OPERATIONS AND DIVESTITURES

*Trading and Merchandising Operations*

On March 27, 2008, the Company entered into an agreement with affiliates of Ospraie Special Opportunities Fund (the "Ospraie Investors") to sell its commodity trading and merchandising operations conducted by

Columnar Amounts in Millions Except Per Share Amounts

ConAgra Trade Group and principally reported as the Trading and Merchandising segment. The operations include the domestic and international grain merchandising, fertilizer distribution, agricultural and energy commodities trading and services, and grain, animal, and oil seed byproducts merchandising and distribution business. In June 2008, subsequent to the Company's fiscal 2008 year end, the sale of the trading and merchandising operations was completed. The Company reflects the results of these operations as discontinued operations for all periods presented. The assets and liabilities of the divested trading and merchandising operations have been reclassified as assets and liabilities held for sale within the Company's consolidated balance sheets for all periods presented.

See Note 22 for further discussion on the sale of the trading and merchandising operations.

*Knott's Berry Farm® Operations*

During the fourth quarter of fiscal 2008, the Company completed its divestiture of the Knott's Berry Farm® ("Knott's") jams and jellies brand and operations for proceeds of approximately $55 million, resulting in no significant gain or loss. The Company reflects the results of these operations as discontinued operations for all periods presented. The assets and liabilities of the divested Knott's business have been reclassified as assets and liabilities held for sale within the Company's consolidated balance sheets for all periods prior to divestiture.

*Packaged Meats Operations*

During the first half of fiscal 2007, the Company completed its divestiture of the packaged meats operations for proceeds of approximately $553 million, resulting in no significant gain or loss. Based upon the Company's estimate of proceeds from the sale of this business, the Company recognized impairment charges totaling $240.4 million ($209.3 million after tax) in the second half of fiscal 2006, and based on the final negotiations of this transaction, the Company recognized an additional impairment charge of approximately $19.7 million ($12.1 million after tax) in the first quarter of fiscal 2007. The Company reflects the results of these operations as discontinued operations for all periods presented.

As a result of completing the divestiture of the packaged meats operations, the Company recognized a pre-tax curtailment gain related to postretirement benefits totaling approximately $9.4 million during the third quarter of fiscal 2007 (see Note 18 for further information). This amount has been included within results of discontinued operations.

During the first quarter of fiscal 2007, the Company decided to discontinue the production of certain branded deli meat products concurrent with the disposition of the packaged meats business, discussed above. Accordingly, the Company has reclassified the results of operations associated with this branded deli meats business to discontinued operations for all periods presented.

*Packaged Cheese Operations*

During the first quarter of fiscal 2007, the Company completed its divestiture of the packaged cheese business for proceeds of approximately $97.6 million, resulting in a pre-tax gain of approximately $57.8 million ($32.0 million after tax). The Company reflects the results of these operations as discontinued operations for all periods presented.

Columnar Amounts in Millions Except Per Share Amounts

*Cook's Ham Business*

During the fourth quarter of fiscal 2006, the Company completed its divestiture of its Cook's Ham business for proceeds of approximately $301.0 million, resulting in a pre-tax gain of $110.1 million ($38.0 million after tax). The Company reflects the results of this business as discontinued operations for all periods presented.

*Seafood Business*

During the fourth quarter of fiscal 2006, the Company completed its divestiture of its seafood operations for proceeds of approximately $141.3 million, resulting in no significant gain or loss. The Company reflects the results of this business as discontinued operations for all periods presented.

*Culturelle Business*

During the first quarter of fiscal 2007, the Company completed its divestiture of its nutritional supplement business for proceeds of approximately $8.2 million, resulting in a pre-tax gain of approximately $6.2 million ($3.5 million after tax). The Company reflects this gain within discontinued operations.

The results of the aforementioned businesses which have been divested are included within discontinued operations. The summary comparative financial results of discontinued operations were as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net sales | $2,203.0 | $2,224.1 | $3,920.6 |
| Long-lived asset impairment charge | — | (21.1) | (240.9) |
| Income from operations of discontinued operations before income taxes | 661.8 | 414.2 | 376.4 |
| Net gain from disposal of businesses | 7.0 | 64.3 | 115.5 |
| Income before income taxes | 668.8 | 457.4 | 251.0 |
| Income tax expense | (256.9) | (175.1) | (180.8) |
| Income from discontinued operations, net of tax | $ 411.9 | $ 282.3 | $ 70.2 |

The effective tax rate for discontinued operations is significantly higher than the statutory rate in certain years due to the nondeductibility of certain goodwill of divested businesses.

*Other Assets Held for Sale*

During the third quarter of fiscal 2006, the Company initiated a plan to dispose of a refrigerated pizza business with annual revenues of less than $70 million. During the second quarter of fiscal 2007, the Company disposed of this business for proceeds of approximately $22.0 million, resulting in no significant gain or loss. Due to the Company's expected significant continuing cash flows associated with this business, the results of operations of this business are included in continuing operations for all periods presented.

During the second quarter of fiscal 2007, the Company completed the disposal of an oat milling business for proceeds of approximately $35.8 million, after final working capital adjustments made during the third quarter, resulting in a pre-tax gain of approximately $17.9 million ($11.1 million after tax). Due to the Company's expected significant continuing cash flows associated with this business, the results of operations of this business are included in continuing operations for all periods presented.

Columnar Amounts in Millions Except Per Share Amounts

The assets and liabilities classified as held for sale as of May 25, 2008 and May 27, 2007 are as follows:

| | 2008 | 2007 |
|---|---|---|
| Cash and cash equivalents | $ 30.8 | $ 4.4 |
| Receivables, less allowances for doubtful accounts | 614.9 | 384.1 |
| Inventories | 1,294.2 | 723.4 |
| Prepaids and other current assets | 727.5 | 400.0 |
| Current assets held for sale | $2,667.4 | $1,511.9 |
| Property, plant and equipment, net | $ 119.0 | $ 114.7 |
| Goodwill and other intangibles | 17.0 | 43.3 |
| Other assets | 121.5 | 54.6 |
| Noncurrent assets held for sale | $ 257.5 | $ 212.6 |
| Current installments of long-term debt | $ 0.3 | $ 0.3 |
| Accounts payable | 596.6 | 361.6 |
| Other accrued liabilities | 591.2 | 352.5 |
| Current liabilities held for sale | $1,188.1 | $ 714.4 |
| Noncurrent liabilities held for sale | $ 13.9 | $ 23.2 |

During the first quarter of fiscal 2006, the Company sold the remaining 15.4 million shares of the Pilgrim's Pride Corporation common stock for $482.4 million, resulting in a pre-tax gain of $329.4 million ($209.3 million after tax) and a net-of-tax reclassification from accumulated other comprehensive income of $95.3 million. The shares, along with other proceeds, were received in the fiscal 2004 divestiture of the Company's chicken business.

## 3. ACQUISITIONS

On July 23, 2007, the Company acquired Alexia Foods, Inc. ("Alexia Foods"), a privately held natural food company headquartered in Long Island City, New York, for approximately $50 million in cash plus assumed liabilities. Alexia Foods offers premium natural and organic food items including potato products, appetizers, and artisan breads. At May 25, 2008, $34 million of the purchase price had been allocated to goodwill and $19 million to other intangible assets.

On September 5, 2007, the Company acquired Lincoln Snacks Holding Company, Inc. ("Lincoln Snacks"), a privately held company located in Lincoln, Nebraska, for approximately $50 million in cash plus assumed liabilities. Lincoln Snacks offers a variety of snack food brands and private label products. At May 25, 2008, $20 million of the purchase price had been allocated to goodwill and $17 million to other intangible assets.

On October 21, 2007, the Company acquired manufacturing assets of Twin City Foods, Inc., a potato processing business, for approximately $23 million in cash.

On February 25, 2008, the Company acquired Watts Brothers, a privately held group which owns and operates agricultural and farming businesses for approximately $132 million in cash plus assumed liabilities of approximately $101 million, including debt of approximately $84 million. Immediately following the close of the transaction, the Company retired approximately $64 million of the debt. At May 25, 2008, $17 million of the purchase price has been allocated to goodwill.

Columnar Amounts in Millions Except Per Share Amounts

The assets acquired and liabilities assumed in connection with these acquisitions were as follows:

| | |
|---|---|
| Fair value of assets acquired | $400.5 |
| Cash paid for purchases, net of cash acquired | 254.0 |
| Liabilities assumed | $146.5 |

Under the purchase method of accounting, the assets acquired and liabilities assumed in these acquisitions were recorded at their respective estimated fair values at the date of acquisition. The fair values are subject to refinement as the Company completes its analyses relative to the fair values at the respective acquisition dates.

The pro forma effect of the acquisitions mentioned above was not material.

## 4. GOODWILL AND OTHER IDENTIFIABLE INTANGIBLE ASSETS

The change in the carrying amount of goodwill for fiscal 2008 and 2007 was as follows:

| | Consumer Foods | Food and Ingredients | International Foods | Total |
|---|---|---|---|---|
| Balance as of May 28, 2006 | $3,229.3 | $ 84.8 | $89.4 | $3,403.5 |
| Divestitures | — | (0.3) | — | (0.3) |
| Translation and other | (0.9) | 0.6 | 1.9 | 1.6 |
| Balance as of May 27, 2007 | 3,228.4 | 85.1 | 91.3 | 3,404.8 |
| Acquisitions | 53.2 | 16.6 | — | 69.8 |
| Translation and other | — | 1.1 | 7.6 | 8.7 |
| Balance as of May 25, 2008 | $3,281.6 | $102.8 | $98.9 | $3,483.3 |

Other identifiable intangible assets were as follows:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Non-amortizing intangible assets | $778.3 | $ — | $752.6 | $ — |
| Amortizing intangible assets | 55.2 | 16.8 | 40.4 | 18.2 |
| Total | $833.5 | $16.8 | $793.0 | $18.2 |

Non-amortizing intangible assets are comprised of brands and trademarks.

Amortizing intangible assets, carrying a weighted average life of approximately 13 years, are principally composed of licensing arrangements and customer relationships. For fiscal 2008, 2007, and 2006, the Company recognized $2.6 million, $2.3 million, and $2.5 million, respectively, of amortization expense. Based on amortizing assets recognized in the Company's balance sheet as of May 25, 2008, amortization expense is estimated to be approximately $4.6 million for each of the next five years.

Columnar Amounts in Millions Except Per Share Amounts

In connection with the acquisitions of Alexia Foods, Lincoln Snacks, and Watts Brothers in fiscal 2008, the Company acquired approximately $70 million of non-deductible goodwill (of which $53 million and $17 million are presented in the Consumer Foods segment and Food and Ingredients segment, respectively) and approximately $36 million of intangible assets (all of which is presented in the Consumer Foods segment).

In May 2008, the Company entered into a new licensing and capabilities agreement with The Procter & Gamble Company that provides the Company access to unique nutrition-enhancing food ingredients and packaging capabilities related to sustainability, ergonomics and design, as well as access to research associated with those technologies. At May 25, 2008, an amortizable intangible asset of $16 million related to this agreement was reflected in brands, trademarks and other intangible assets.

## 5. EARNINGS PER SHARE

Basic earnings per share is calculated on the basis of weighted average outstanding common shares. Diluted earnings per share is computed on the basis of basic weighted average outstanding common shares adjusted for the dilutive effect of stock options, restricted stock awards, and other dilutive securities.

The following table reconciles the income and average share amounts used to compute both basic and diluted earnings per share:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Net Income:** | | | |
| Income from continuing operations | $518.7 | $482.3 | $463.6 |
| Income from discontinued operations | 411.9 | 282.3 | 70.2 |
| Net income | $930.6 | $764.6 | $533.8 |
| **Weighted Average Shares Outstanding:** | | | |
| Basic weighted average shares outstanding | 487.5 | 504.2 | 518.1 |
| Add: Dilutive effect of stock options, restricted stock awards, and other dilutive securities | 3.4 | 2.9 | 2.1 |
| Diluted weighted average shares outstanding | 490.9 | 507.1 | 520.2 |

At the end of fiscal 2008, 2007, and 2006, there were 16.1 million, 14.9 million, and 20.9 million stock options outstanding, respectively, that were excluded from the computation of shares contingently issuable upon exercise of the stock options because exercise prices exceeded the annual average market value of the Company's common stock.

## 6. RESTRUCTURING ACTIVITIES

*2006-2008 Restructuring Plan*

In February 2006, the Company's board of directors approved a plan recommended by executive management to simplify the Company's operating structure and reduce its manufacturing and selling, general, and administrative costs ("2006-2008 plan"). The plan included supply chain rationalization initiatives, the relocation of the Grocery Foods headquarters from Irvine, California to Naperville, Illinois, the centralization of shared services, salaried headcount reductions, and other cost-reduction initiatives. The plan was substantially completed by the end of fiscal 2008. The forecasted cost of the plan, as updated through May 25, 2008, is $232.8

Columnar Amounts in Millions Except Per Share Amounts

million, of which a benefit of $1.6 million was recorded in fiscal 2008, $103.0 million of expense was recorded in fiscal 2007, and $129.6 million of expense was recorded in the second half of fiscal 2006. The Company has recorded expenses associated with this restructuring plan, including but not limited to, asset impairment charges, accelerated depreciation (i.e., incremental depreciation due to an asset's reduced estimated useful life), inventory write-downs, severance and related costs, and plan implementation costs (e.g., consulting, employee relocation, etc.).

Included in the above estimates are $133.4 million of charges which have resulted or will result in cash outflows and $99.4 million of non-cash charges.

During fiscal 2008, the Company reassessed certain aspects of its plan to rationalize its supply chain. The Company determined that it will continue to operate three production facilities that it had previously planned to close. As a result of such determination, previously established reserves, primarily for related severance costs and pension costs, were reversed in fiscal 2008. The Company is currently evaluating the best use of a new production facility, the construction of which is in progress, in connection with its restructuring plans. The Company, based on its current assessment of likely scenarios, believes the carrying value of this facility ($41.1 million at May 25, 2008) is recoverable. In the event the Company determines that the future use of the new facility will not result in recovery of the recorded value of the asset, an impairment charge would be required.

The Company recognized the following cumulative (plan inception to May 25, 2008) pre-tax charges (recoveries) related to the 2006-2008 plan in its consolidated statements of earnings:

| | Consumer Foods | Food and Ingredients | International Foods | Corporate | Total |
|---|---|---|---|---|---|
| Accelerated depreciation | $ 62.7 | $— | $— | $ — | $ 62.7 |
| Inventory write-downs | 5.9 | 0.2 | — | — | 6.1 |
| Severance and related costs | — | 1.1 | — | — | 1.1 |
| Other (including plan shutdown costs) | (1.9) | — | — | — | (1.9) |
| Total cost of goods sold | 66.7 | 1.3 | — | — | 68.0 |
| Accelerated depreciation | 5.7 | — | — | 0.4 | 6.1 |
| Asset impairment | 24.9 | 1.6 | — | — | 26.5 |
| Severance and related costs | 27.6 | 3.1 | 0.7 | 22.7 | 54.1 |
| Contract termination | 18.2 | — | — | 1.1 | 19.3 |
| Pension/Postretirement | — | 0.1 | — | 4.2 | 4.3 |
| Plan implementation costs | 27.7 | 0.2 | — | 28.3 | 56.2 |
| Other, net | (2.2) | (1.3) | — | — | (3.5) |
| Total selling, general and administrative expenses | 101.9 | 3.7 | 0.7 | 56.7 | 163.0 |
| Consolidated total | $168.6 | $ 5.0 | $ 0.7 | $56.7 | $231.0 |

Included in the above are $131.6 million of charges which have resulted or will result in cash outflows and $99.4 million of non-cash charges.

Columnar Amounts in Millions Except Per Share Amounts

Liabilities recorded for the various initiatives and changes therein for fiscal 2008 were as follows:

| | Balance at May 27, 2007 | Costs Paid or Otherwise Settled | Costs Incurred and Charged to Expense | Changes in Estimates | Balance at May 25, 2008 |
|---|---|---|---|---|---|
| Severance and related costs | $24.8 | $(13.3) | $— | $ (6.2) | $ 5.3 |
| Pension | 1.8 | — | — | (1.8) | — |
| Contract termination | 3.2 | (0.4) | — | (2.8) | — |
| Plan implementation costs | 3.3 | (11.9) | 10.0 | (1.2) | 0.2 |
| Total | $33.1 | $(25.6) | $10.0 | $(12.0) | $ 5.5 |

***2008-2009 Restructuring Plan***

During fiscal 2008, the Company's board of directors approved a plan ("2008-2009 plan") recommended by executive management to improve the efficiency of the Company's Consumer Foods operations and related functional organizations and to streamline the Company's international operations to reduce its manufacturing and selling, general, and administrative costs. This plan includes the reorganization of the Consumer Foods operations, the integration of the international headquarters functions into the Company's domestic business, and exiting a number of international markets. These plans are expected to be substantially completed by the end of fiscal 2009. The forecasted costs of this plan, as updated through May 25, 2008, are $43.5 million, of which $27.8 million was recorded in fiscal 2008. The Company has recorded expenses associated with this restructuring plan, including but not limited to, inventory write-downs, severance and related costs, and plan implementation costs (e.g., consulting, employee relocation, etc.). The Company anticipates it will recognize the following pre-tax expenses associated with the 2008-2009 plan in the fiscal 2008 to 2009 timeframe (amounts include charges recognized in fiscal 2008):

| | Consumer Foods | International Foods | Corporate | Total |
|---|---|---|---|---|
| Inventory write-downs | $— | $ 2.6 | $— | $ 2.6 |
| Total cost of goods sold | — | 2.6 | — | 2.6 |
| Asset impairment | — | 0.8 | — | 0.8 |
| Severance and related costs | 7.9 | 11.0 | 3.4 | 22.3 |
| Contract termination | — | 5.8 | — | 5.8 |
| Plan implementation costs | — | 0.7 | 4.1 | 4.8 |
| Goodwill/Brand impairment | — | 0.2 | — | 0.2 |
| Other, net | — | 7.0 | — | 7.0 |
| Total selling, general and administrative expenses | 7.9 | 25.5 | 7.5 | 40.9 |
| Consolidated total | $ 7.9 | $28.1 | $ 7.5 | $43.5 |

Included in the above estimates are S34.0 million of charges which have resulted or will result in cash outflows and $9.5 million of non-cash charges.

Columnar Amounts in Millions Except Per Share Amounts

During fiscal 2008, the Company recognized the following pre-tax charges in its consolidated statement of earnings for the fiscal 2008-2009 plan:

| | Consumer Foods | International Foods | Corporate | Total |
|---|---|---|---|---|
| Inventory write-downs | $— | $ 2.4 | $— | $ 2.4 |
| Total cost of goods sold | — | 2.4 | — | 2.4 |
| Asset impairment | — | 0.8 | — | 0.8 |
| Severance and related costs | 7.5 | 9.3 | 3.1 | 19.9 |
| Contract termination | — | 2.3 | — | 2.3 |
| Plan implementation costs | — | 0.3 | 1.3 | 1.6 |
| Goodwill/Brand impairment | — | 0.2 | — | 0.2 |
| Other, net | — | 0.6 | — | 0.6 |
| Total selling, general and administrative expenses | 7.5 | 13.5 | 4.4 | 25.4 |
| Consolidated total | $ 7.5 | $15.9 | $ 4.4 | $27.8 |

Liabilities recorded for the various initiatives and changes therein for fiscal 2008 under the 2008-2009 plan were as follows:

| | Balance at May 27, 2007 | Costs Paid or Otherwise Settled | Costs Incurred and Charged to Expense | Changes in Estimates | Balance at May 25, 2008 |
|---|---|---|---|---|---|
| Severance and related costs | $— | $(3.9) | $19.9 | $— | $16.0 |
| Plan implementation costs | — | (1.2) | 4.5 | — | 3.3 |
| Total | $— | $(5.1) | $24.4 | $— | $19.3 |

## 7. IMPAIRMENT OF DEBT AND EQUITY SECURITIES

During fiscal 2006, the Company recognized impairment charges totaling $75.8 million ($73.1 million after tax) of its investments in a malt venture and an unrelated investment in a foreign prepared foods business, due to declines in the estimated proceeds from the disposition of these investments. The investment in a foreign prepared foods business was disposed of in fiscal 2006. The extent of the impairments was determined based upon the Company's assessment of the recoverability of its investments based primarily upon the expected proceeds of planned dispositions of the investments.

During fiscal 2007, the Company completed the disposition of the equity method investment in the malt venture for proceeds of approximately $24 million, including notes and other receivables totaling approximately $7 million. This transaction resulted in a pre-tax gain of approximately $4 million, with a related tax benefit of approximately $4 million. These charges and the subsequent gain on disposition are reflected in equity method investment earnings in the consolidated statements of earnings.

During fiscal 2006, the Company determined that the fair value of subordinated notes, with an original principal amount of $150 million plus accrued interest of $50.4 million from Swift Foods, were impaired and that the impairment was other-than-temporary. Accordingly, the Company reduced the carrying value of the notes to approximately $117 million and recognized impairment charges totaling $82.9 million in selling, general and

Columnar Amounts in Millions Except Per Share Amounts

administrative expenses, including the reclassification of the cumulative after-tax charges of $21.9 million from accumulated other comprehensive income. During fiscal 2007, the Company closed on the sale of these notes for approximately $117 million, net of transaction expenses, resulting in no additional gain or loss.

## 8. INVENTORIES

The major classes of inventories are as follows:

| | 2008 | 2007 |
|---|---|---|
| Raw materials and packaging | $ 580.8 | $ 458.5 |
| Work in progress | 100.0 | 94.6 |
| Finished goods | 1,179.1 | 1,001.3 |
| Supplies and other | 71.6 | 70.7 |
| Total | $1,931.5 | $1,625.1 |

## 9. CREDIT FACILITIES AND BORROWINGS

At May 25, 2008, the Company had credit lines from banks that totaled approximately $2.3 billion. These lines are comprised of a $1.5 billion multi-year revolving credit facility with a syndicate of financial institutions which matures in December 2011, uncommitted short-term loan facilities approximating $364 million, and uncommitted trade finance facilities approximating $424 million. Borrowings under the multi-year facility bear interest at or below prime rate and may be prepaid without penalty. The Company has not drawn upon this multi-year facility.

The uncommitted trade finance facilities mentioned above were maintained in order to finance certain working capital needs of the Company's trading and merchandising operations. Subsequent to the sale of this business in June 2008, the Company exited these facilities.

The Company finances its short-term liquidity needs with bank borrowings, commercial paper borrowings, and bankers' acceptances. As of May 25, 2008, the Company had outstanding borrowings of $578.3 million, primarily under the commercial paper arrangements. The weighted average interest rate on these borrowings as of May 25, 2008 was 2.76%. The average consolidated short-term borrowings outstanding under these facilities were $418.5 million and $4.3 million for fiscal 2008 and 2007, respectively.

Columnar Amounts in Millions Except Per Share Amounts

## 10. SENIOR LONG-TERM DEBT, SUBORDINATED DEBT AND LOAN AGREEMENTS

| | 2008 | 2007 |
|---|---|---|
| Senior Debt | | |
| 8.25% senior debt due September 2030 | $ 300.0 | $ 300.0 |
| 7.0% senior debt due October 2028 | 400.0 | 400.0 |
| 6.7% senior debt due August 2027 (redeemable at option of holders in 2009) | 300.0 | 300.0 |
| 7.125% senior debt due October 2026 | 400.0 | 400.0 |
| 7.875% senior debt due September 2010 | 500.0 | 500.0 |
| 6.75% senior debt due September 2011 | 700.0 | 700.0 |
| 5.819% senior debt due June 2017 | 500.0 | 500.0 |
| 2.50% to 9.59% lease financing obligations due on various dates through 2024 | 122.4 | 174.6 |
| Other | 67.7 | 55.3 |
| Total face value senior debt | 3,290.1 | 3,329.9 |
| Subordinated Debt | | |
| 9.75% subordinated debt due March 2021 | 200.0 | 200.0 |
| Total face value subordinated debt | 200.0 | 200.0 |
| Total debt face value | 3,490.1 | 3,529.9 |
| Unamortized discounts/premiums | (86.5) | (92.8) |
| Hedged debt adjustment to fair value | (1.8) | (0.6) |
| Less current installments | (14.9) | (17.9) |
| Total long-term debt | $3,386.9 | $3,418.6 |

The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years following May 25, 2008, are as follows:

| | |
|---|---|
| 2009 | $ 14.9 |
| 2010 | 12.4 |
| 2011 | 508.9 |
| 2012 | 717.6 |
| 2013 | 33.9 |

Lease financing obligations included $54 million and $150 million of debt of consolidated variable interest entities at May 25, 2008 and May 27, 2007, respectively. The liabilities recognized as a result of consolidating these entities do not represent additional claims on the general assets of the Company. The creditors of these entities have claims only on the assets of the specific variable interest entities to which they extend credit.

For periods ending prior to November 25, 2007, the Company consolidated several entities from which it leases office buildings. These entities were determined to be variable interest entities, and the Company was determined to be the primary beneficiary of each of these entities. In September 2007, the Company ceased to be the primary beneficiary of the entities from which it leases office buildings and, accordingly, the Company discontinued the consolidation of the assets and liabilities of these entities. This resulted in reducing the amount of long-term debt reflected in the Company's balance sheet by $83 million. However, a lease agreement with one of the variable interest entities was determined to be a capital lease, and, as such, at May 25, 2008 the Company reflected the related leased assets of $46 million in property, plant and equipment, capital lease obligations of $44 million in senior long-term debt, and $2 million in current installments of long-term debt.

Columnar Amounts in Millions Except Per Share Amounts

In December 2006, the Company completed an exchange of approximately $200 million principal amount of its 9.75% subordinated notes due March 2021 and approximately $300 million principal amount of its 6.75% senior notes due September 2011 for approximately $500 million principal amount of 5.819% senior notes due June 2017 and cash of approximately $90 million, in order to improve the Company's debt maturity profile. The Company is amortizing the $90 million cash payment over the life of the new notes within interest expense.

The Company's most restrictive note agreements (the revolving credit facilities and certain privately placed long-term debt) require the Company to repay the debt if consolidated funded debt exceeds 65% of the consolidated capital base, as defined, or if fixed charges coverage, as defined, is less than 1.75 to 1.0, as such terms are defined in applicable agreements. At May 25, 2008, the Company was in compliance with its debt covenants.

Net interest expense consists of:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Long-term debt | $255.9 | $263.5 | $311.5 |
| Short-term debt | 14.7 | 0.4 | 3.8 |
| Interest income | (9.1) | (37.3) | (38.8) |
| Interest capitalized | (8.2) | (7.1) | (5.0) |
| | $253.3 | $219.5 | $271.5 |

Net interest paid from continuing and discontinued operations was $254.5 million, $228.2 million, and $304.9 million in fiscal 2008, 2007, and 2006, respectively.

The Company's net interest expense was reduced by $1.2 million, $3.6 million, and $11.5 million in fiscal 2008, 2007, and 2006, respectively, due to the net impact of previously closed interest rate swap agreements.

The carrying amount of long-term debt (including current installments) was $3.4 billion as of May 25, 2008 and May 27, 2007. Based on current market rates provided primarily by outside investment bankers, the fair value of this debt at May 25, 2008 and May 27, 2007 was estimated at $3.7 billion and $3.8 billion, respectively.

As part of the Watts Brothers purchase in the fourth quarter of fiscal 2008, the Company assumed $83.8 million of debt, of which the Company immediately repaid $64.3 million after the acquisition.

During fiscal 2006, the Company redeemed $500 million of 6% senior debt due in September 2006 and $250 million of 7.875% senior debt due in September 2010. These early retirements of debt resulted in pre-tax losses of $30.3 million (including $26.3 million recognized in the fourth quarter of fiscal 2006), which are included in selling, general and administrative expenses.

Columnar Amounts in Millions Except Per Share Amounts

## 11. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consisted of:

| | May 25, 2008 | May 27, 2007 |
|---|---|---|
| Postretirement health care and pensions | $ 491.8 | $ 538.8 |
| Noncurrent income tax liabilities | 637.1 | 452.6 |
| Environmental liabilities primarily associated with the Company's acquisition of Beatrice Company (see Note 16) | 95.0 | 100.2 |
| Other | 119.4 | 88.5 |
| | 1,343.3 | 1,180.1 |
| Less current portion | (50.3) | (50.2) |
| | $1,293.0 | $1,129.9 |

## 12. CAPITAL STOCK

The Company has authorized shares of preferred stock as follows:

Class B—$50 par value; 150,000 shares

Class C—$100 par value; 250,000 shares

Class D—without par value; 1,100,000 shares

Class E—without par value; 16,550,000 shares

There were no preferred shares issued or outstanding as of May 25, 2008.

On December 4, 2003, the Company announced a share repurchase program of up to $1 billion. On September 28, 2006, the share repurchase program was increased to $1.5 billion, and during the second quarter of fiscal 2008, the Board of Directors authorized management to repurchase up to an additional $500 million of the Company's common stock. During fiscal 2008, 2007, and 2006, the Company repurchased approximately 7.5 million shares at a total cost of $188.0 million, 24.3 million shares at a total cost of $614.8 million, and 8.7 million shares at a total cost of $197.0 million, respectively. See Note 22 for further discussion of the share repurchase authorization subsequent to fiscal 2008 year end.

## 13. SHARE-BASED PAYMENTS

In accordance with stockholder-approved plans, the Company issues share-based payments under various stock-based compensation arrangements, including stock options, restricted stock, performance shares, and other share-based awards.

On September 28, 2006, the stockholders approved the ConAgra Foods 2006 Stock Plan, which authorizes the issuance of up to 30 million shares of ConAgra Foods common stock. At May 25, 2008, approximately 19.6 million shares were reserved for granting additional options, restricted stock, bonus stock awards, or other share-based awards.

*Stock Option Plan*

The Company has stockholder-approved stock option plans which provide for granting of options to employees for the purchase of common stock at prices equal to the fair value at the date of grant. Options become exercisable under various vesting schedules (typically three to five years) and generally expire seven to ten years after the date of grant.

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions for stock options granted:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Expected volatility (%) | 17.45 | 19.46 | 26.80 |
| Dividend yield (%) | 3.00 | 3.26 | 4.05 |
| Risk-free interest rates (%) | 4.58 | 5.02 | 3.84 |
| Expected life of stock option (years) | 4.75 | 4.64 | 6.00 |

The expected volatility is based on the historical market volatility of the Company's stock over the expected life of the stock options granted. The expected life represents the period of time that the awards are expected to be outstanding and is based on the contractual term of each instrument, taking into account employees' historical exercise and termination behavior.

A summary of the option activity as of May 25, 2008, and changes during the fifty-two weeks then ended is presented below:

| | Fiscal 2008 | | | |
|---|---|---|---|---|
| Options | Number of Options (in Millions) | Weighted Average Exercise Price | Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value (in Millions) |
| Outstanding at May 28, 2007 | 26.8 | $23.84 | | |
| Granted | 8.3 | $26.27 | | |
| Exercised | (1.8) | $22.44 | | $ 4.8 |
| Forfeited | (1.0) | $24.40 | | |
| Expired | (1.6) | $31.62 | | |
| Outstanding at May 25, 2008 | 30.7 | $24.16 | 5.29 | $20.0 |
| Exercisable at May 25, 2008 | 23.2 | $23.94 | 4.99 | $17.1 |

The Company recognizes compensation expense using the straight-line method over the requisite service period. During fiscal 2008, 2007, and 2006, the Company granted 8.3 million options, 6.7 million options, and 8.0 million options, respectively, with a weighted average grant date value of $4.23, $3.92, and $4.52, respectively. The total intrinsic value of options exercised was $4.8 million, $7.6 million, and $2.9 million for fiscal 2008, 2007, and 2006, respectively. The closing market price of the Company's common stock on the last trading day of fiscal 2008 was $23.38 per share.

Compensation expense and the related tax benefit for stock option awards totaled $26.7 million and $9.7 million, respectively, for fiscal 2008. Compensation expense and the related tax benefit for stock option awards totaled $21.4 million and $7.7 million, respectively, for fiscal 2007. No compensation expense was recognized in fiscal 2006 related to options as past awards (pre-SFAS No. 123R adoption) were accounted for under APB No. 25.

At May 25, 2008, the Company had $28.7 million of total unrecognized compensation expense, net of estimated forfeitures, related to stock options that will be recognized over a weighted average period of 1.4 years.

Cash received from option exercises for the fiscal years ended May 25, 2008 and May 27, 2007 was $37.5 million and $63.8 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $1.8 million and $2.8 million for fiscal 2008 and 2007, respectively.

*Share Unit Plans*

In accordance with stockholder-approved plans, the Company issues stock under various stock-based compensation arrangements, including restricted stock, restricted share equivalents, and other share-based awards ("share units"). These awards generally have requisite service periods of three to five years. Under each arrangement, stock is issued without direct cost to the employee. The Company estimates the fair value of the share units based upon the market price of the Company's stock at the date of grant. Certain share unit grants do not provide for the payment of dividend equivalents to the participant during the requisite service period (vesting period). For those grants, the value of the grants is reduced by the net present value of the foregone dividend equivalent payments. The Company recognizes compensation expense for share unit awards on a straight-line basis over the requisite service period. The compensation expense for the Company's share unit awards totaled $16.7 million, $10.4 million, and $23.8 million for fiscal 2008, 2007, and 2006, respectively. The tax benefit related to the compensation expense for fiscal 2008, 2007, and 2006 was $6.1 million, $3.8 million, and $8.7 million, respectively.

The following table summarizes the nonvested share units as of May 25, 2008, and changes during the fifty-two weeks then ended:

| Share Units | Share Units (in Millions) | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Nonvested share units at May 28, 2007 | 2.14 | $23.64 |
| Granted | 1.41 | $25.28 |
| Vested/Issued | (0.72) | $23.44 |
| Forfeited | (0.16) | $24.88 |
| Nonvested share units at May 25, 2008 | 2.67 | $24.91 |

During fiscal 2008, 2007, and 2006, the Company granted 1.4 million share units, 0.8 million share units, and 0.7 million share units, respectively, with a weighted average grant date value of $25.28, $22.75, and $22.74, respectively.

The total intrinsic value of share units vested during fiscal 2008, 2007, and 2006 was $16.9 million, $13.9 million, and $17.5 million, respectively.

At May 25, 2008, the Company had $33.2 million of total unrecognized compensation expense, net of estimated forfeitures, related to share unit awards that will be recognized over a weighted average period of 2.1 years.

*Performance Based Share Plan*

Under its 2007 Performance Share Plan, adopted pursuant to stockholder-approved incentive plans, the Company granted selected executives and other key employees performance share awards with vesting contingent upon the Company meeting various Company-wide performance goals. The performance goals are based upon Company earnings before interest and taxes (EBIT) and Company return on average invested capital (ROAIC) measured over the fiscal 2007 to 2009 performance period. The awards actually earned will range from zero to three hundred percent of the targeted number of performance shares and be paid in shares of common stock. Generally, for the three-year performance period beginning with fiscal year 2007, up to one-third of the targeted performance shares were earned in fiscal year 2007 based upon Company performance for fiscal year 2007; up to one-third of the targeted performance shares were earned in fiscal year 2008 based upon Company performance for the entire performance period, representing cumulative performance in fiscal 2007 and fiscal 2008; and the balance of the targeted performance shares, and any above target payout, may be earned based upon cumulative performance for the entire performance period, which concludes at the end of fiscal year 2009. Based on the attainment of various interim Company-wide performance goals, the Company issued one-third of the targeted performance shares granted under the 2007 performance share plan in July 2007 to those participants who were eligible for an interim payout and will issue one-third of the targeted number of performance shares granted under the 2007 performance share plan in July 2008 to those participants who are eligible for an interim payout.

Under its 2008 Performance Share Plan, adopted pursuant to stockholder-approved incentive plans, the Company granted selected executives and other key employees performance share awards with vesting contingent upon the Company meeting various Company-wide performance goals. The performance goals are based upon Company earnings before interest and taxes (EBIT) and Company return on average invested capital (ROAIC) measured over the fiscal 2008 to 2010 performance period. The awards actually earned will range from zero to three hundred percent of the targeted number of performance shares and be paid in shares of common stock. Subject to limited exceptions set forth in the plan, any shares earned will be distributed at the end of the three-year period.

The fair value of each grant was estimated based upon the Company's stock price on the date of grant. Management must evaluate, on a quarterly basis, the probability that the target performance goals will be met and the anticipated level of attainment in order to determine the amount of compensation cost to recognize in the financial statements. If such defined performance goals are not met, no compensation cost will be recognized and any previously recognized compensation cost will be reversed. As the awards under the 2007 performance share plan contain both a service condition and performance conditions in order to vest and a certain portion of the award (tranche) may vest each fiscal year within the performance period, the Company recognizes compensation expense for these awards over the requisite service period for each separately vesting tranche. Awards under the 2008 performance share plan are recognized on a straight-line basis over the requisite service period.

A summary of the activity for performance share awards as of May 25, 2008, and changes during the fifty-two weeks then ended is presented below:

| Performance Shares | Shares (in Millions) | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Nonvested performance shares at May 28, 2007 | 1.7 | $22.21 |
| Granted | 0.7 | $26.61 |
| Vested/Issued | (0.6) | $22.05 |
| Forfeited | (0.1) | $24.06 |
| Nonvested performance shares at May 25, 2008 | 1.7 | $23.92 |

The compensation expense for the Company's performance share awards totaled $19.2 million and $29.8 million for fiscal 2008 and 2007, respectively. The tax benefit related to the compensation expense for fiscal 2008 and 2007 was $7.0 million and $10.9 million, respectively.

Based on estimates at May 25, 2008, the Company had $18.6 million of total unrecognized compensation expense, net of estimated forfeitures, related to performance shares that will be recognized over a weighted average period of 1.5 years.

*Restricted Cash Plan*

The Company has granted restricted share equivalents pursuant to plans approved by stockholders that are ultimately settled in cash ("restricted cash") based on the market price of the Company's stock as of the date the award is fully vested. The value of the restricted cash is adjusted based upon the market price of the Company's stock at the end of each reporting period and amortized as compensation expense over the vesting period (generally five years). The restricted cash awards earn dividend equivalents during the requisite service period (vesting period).

| Restricted Cash | Share Equivalents (in Thousands) | Intrinsic Value |
|---|---|---|
| Outstanding share units at May 28, 2007 | 963 | $25.66 |
| Granted | — | — |
| Earned Dividend Equivalents | 22 | $24.74 |
| Vested/Issued | (486) | $23.61 |
| Forfeited | (18) | $24.49 |
| Outstanding share units at May 25, 2008 | 481 | $23.38 |

The compensation expense for the Company's restricted cash awards totaled $1.2 million, $5.8 million, and $12.5 million for fiscal 2008, 2007, and 2006 respectively, while the tax benefit related to the compensation expense for the same periods was $0.4 million, $2.1 million, and $4.6 million, respectively. The total payments for share-based liabilities during fiscal 2008 and 2007 were $11.5 million and $4.1 million, respectively.

The following table illustrates the pro forma effect on net income and earnings per share assuming the Company had followed the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, for all outstanding and unvested stock options for the fifty-two weeks ended May 28, 2006.

| | 2006 |
|---|---|
| Net income, as reported | $533.8 |
| Add: Stock-based employee compensation included in reported net income, net of related tax effects | 22.4 |
| Deduct: Total stock-based compensation expense determined under fair value based method, net of related tax effects | (33.9) |
| Pro forma net income | $522.3 |
| Earnings per share: | |
| Basic earnings per share—as reported | $ 1.03 |
| Basic earnings per share—pro forma | $ 1.01 |
| Diluted earnings per share—as reported | $ 1.03 |
| Diluted earnings per share—pro forma | $ 1.01 |

Columnar Amounts in Millions Except Per Share Amounts

Prior to the adoption of SFAS No. 123R, the Company presented all tax benefits for deductions resulting from the exercise of stock options as operating cash flows in the consolidated statement of cash flows. SFAS No. 123R requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow. This requirement has reduced net operating cash flows and increased net financing cash flows by approximately $1.8 million for fiscal 2008.

## 14. PRE-TAX INCOME AND INCOME TAXES

Pre-tax income from continuing operations (including equity method investment earnings (loss)) consisted of the following:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| United States | $676.3 | $681.2 | $649.8 |
| Foreign | 69.6 | 46.6 | 48.8 |
| | $745.9 | $727.8 | $698.6 |

The provision for income taxes included the following:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Current | | | |
| Federal | $199.0 | $256.9 | $235.9 |
| State | (6.0) | 8.8 | 15.4 |
| Foreign | 18.0 | 12.9 | 17.1 |
| | 211.0 | 278.6 | 268.4 |
| Deferred | | | |
| Federal | 26.2 | (20.2) | 4.7 |
| State | (9.6) | (5.8) | (20.8) |
| Foreign | (0.4) | (7.1) | (17.3) |
| | 16.2 | (33.1) | (33.4) |
| | $227.2 | $245.5 | $235.0 |

Income taxes computed by applying the U.S. Federal statutory rates to income from continuing operations before income taxes are reconciled to the provision for income taxes set forth in the consolidated statements of earnings as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Computed U.S. Federal income taxes | $261.0 | $254.7 | $244.5 |
| State income taxes, net of U.S. Federal tax impact | (10.1) | 1.9 | (3.5) |
| Export, tax credits, and domestic manufacturing deduction | (18.6) | (10.5) | (9.1) |
| Foreign tax credits | (30.7) | (0.5) | (8.5) |
| Tax impact of equity method investment divestiture | — | (5.0) | 27.6 |
| IRS audit adjustments and settlement | (0.7) | 20.5 | — |
| Other | 26.3 | (15.6) | (16.0) |
| | $227.2 | $245.5 | $235.0 |

Columnar Amounts in Millions Except Per Share Amounts

Fiscal 2008 state income taxes benefit includes state income tax expense on taxable income which was more than offset by certain tax benefits, principally related to the resolution of various state tax audits, a change in legal entity structure, and state tax credits. Fiscal 2006 state income taxes benefit includes state income tax expense on taxable income which was more than offset by certain tax benefits, principally related to a change in state deferred tax rates and changes in estimates.

Income taxes paid, net of refunds, were $471.3 million, $436.1 million, and $340.0 million in fiscal 2008, 2007, and 2006, respectively.

The tax effect of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | Assets | Liabilities | Assets | Liabilities |
| Property, plant and equipment | $ — | $305.3 | $ — | $291.0 |
| Goodwill, trademarks and other intangible assets | — | 454.3 | — | 399.8 |
| Accrued expenses | 43.5 | — | 40.0 | — |
| Compensation related liabilities | 52.9 | — | 64.7 | — |
| Pension and other postretirement benefits | 84.9 | — | 198.4 | — |
| Other liabilities that will give rise to future tax deductions | 124.4 | — | 131.2 | — |
| Long-term debt | — | 15.7 | — | 33.7 |
| Foreign tax credit carryforwards | 9.3 | — | 15.4 | — |
| State tax credit and NOL carryforwards | 29.9 | — | 22.1 | — |
| Other | 26.1 | — | 21.4 | 25.4 |
| | 371.0 | 775.3 | 493.2 | 749.9 |
| Less: Valuation allowance | (49.9) | — | (48.3) | — |
| Net deferred taxes | $321.1 | $775.3 | $444.9 | $749.9 |

At May 25, 2008 and May 27, 2007, net deferred tax assets of $146.3 million and $147.6 million, respectively, are included in prepaid expenses and other current assets. At May 25, 2008 and May 27, 2007, net deferred tax liabilities of $600.5 million and $452.6 million, respectively, are included in other noncurrent liabilities.

Effective May 28, 2007, the Company adopted the provisions of FIN 48. As a result of the implementation of FIN 48, the Company recognized a $1.2 million decrease in the liability for unrecognized tax benefits, with a corresponding adjustment to retained earnings.

The liability for gross unrecognized tax benefits at May 25, 2008 was $75.8 million, excluding a related liability of $21.8 million for gross interest and penalties. Included in the balance at May 25, 2008 are $11.8 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. Any associated interest and penalties imposed would affect the tax rate. As of May 28, 2007, the Company's gross liability for unrecognized tax benefits were $54.8 million, excluding a related liability of $12.7 million for gross interest and penalties.

The net amount of unrecognized tax benefits at May 25, 2008 and May 28, 2007 that, if recognized, would impact the Company's effective tax rate was $46.2 million and $39.0 million, respectively. Recognition of these tax benefits would have a favorable impact on the Company's effective tax rate.

The Company accrues interest and penalties associated with uncertain tax positions as part of income tax expense.

The Company conducts business and files tax returns in numerous countries, states, and local jurisdictions. The U.S. Internal Revenue Service ("IRS") has completed its audit for tax years through fiscal 2004 and all resulting significant items for fiscal 2004 and prior years have been settled with the IRS. Other major jurisdictions where the Company conducts business generally have statutes of limitations ranging from 3 to 5 years.

The Company estimates that it is reasonably possible that the amount of gross unrecognized tax benefits will decrease by $20 million to $25 million over the next twelve months due to various federal, state, and foreign audit settlements and the expiration of statutes of limitations.

The change in the unrecognized tax benefits for the year ended May 25, 2008 was (in millions):

| | 2008 |
|---|---|
| Beginning balance on May 28, 2007 | $ 54.8 |
| Increases from positions established during prior periods | 80.8 |
| Decreases from positions established during prior periods | (69.9) |
| Increases from positions established during the current period | 19.1 |
| Decreases from positions established during the current period | (0.2) |
| Decreases relating to settlements with taxing authorities | (5.0) |
| Other adjustments to liability | (1.0) |
| Reductions resulting from lapse of applicable statute of limitation | (2.8) |
| Ending balance on May 25, 2008 | $ 75.8 |

The Company has approximately $60.0 million of foreign net operating loss carryforwards ($16.5 million expire between fiscal 2008 and 2022 and $43.5 million have no expiration dates).

Substantially all of the Company's foreign tax credits will expire between fiscal 2013 and 2018. State tax credits of approximately $14.8 million expire in various years ranging from fiscal 2010 to 2016.

The Company has recorded a valuation allowance for the portion of the net operating loss carryforwards, tax credit carryforwards, and other deferred tax assets it believes will more likely than not be realized. The net impact on income tax expense related to changes in the valuation allowance for fiscal 2008, 2007, and 2006 were charges of $1.6 million, $0.4 million, and a benefit of $0.9 million, respectively. The current year change principally relates to increases to the valuation allowances for state and foreign net operating losses and foreign capital losses, offset by decreases related to foreign tax credits and federal audit matters.

The Company has not provided U.S. deferred taxes on cumulative earnings of non-U.S. affiliates and associated companies that have been reinvested indefinitely. Deferred taxes are provided for earnings of non-U.S. affiliates and associated companies when the Company determines that such earnings are no longer indefinitely reinvested.

Columnar Amounts in Millions Except Per Share Amounts

## 15. COMMITMENTS

The Company leases certain facilities and transportation equipment under agreements that expire at various dates. Rent expense under all operating leases for continuing operations was $129.1 million, $132.9 million, and $151.6 million in fiscal 2008, 2007, and 2006, respectively. Rent expense under operating leases for discontinued operations was $35.8 million, $35.9 million, and $41.7 million in fiscal 2008, 2007, and 2006, respectively.

A summary of noncancelable operating lease commitments for fiscal years following May 25, 2008, was as follows:

| | |
|---|---|
| 2009 | $ 89.2 |
| 2010 | 80.0 |
| 2011 | 68.1 |
| 2012 | 58.9 |
| 2013 | 48.0 |
| Later years | 170.7 |
| | $514.9 |

The Company had performance bonds and other commitments and guarantees outstanding at May 25, 2008, aggregating to $56.3 million. This amount includes approximately $23 million in guarantees and other commitments the Company has made on behalf of the divested fresh beef and pork business.

## 16. CONTINGENCIES

In fiscal 1991, the Company acquired Beatrice Company ("Beatrice"). As a result of the acquisition and the significant pre-acquisition contingencies of the Beatrice businesses and its former subsidiaries, the consolidated post-acquisition financial statements of the Company reflect liabilities associated with the estimated resolution of these contingencies. These include various litigation and environmental proceedings related to businesses divested by Beatrice prior to its acquisition by the Company. The litigation includes several public nuisance and personal injury suits against a number of lead paint and pigment manufacturers, including ConAgra Grocery Products and the Company as alleged successors to W. P. Fuller Co., a lead paint and pigment manufacturer owned and operated by Beatrice until 1967. Although decisions favorable to the Company have been rendered in Rhode Island, New Jersey, and Wisconsin, the Company remains a defendant in active suits in Illinois, Ohio, and California. The Illinois suit seeks class-wide relief in the form of medical monitoring for elevated levels of lead in blood. The State of Ohio and several of its municipalities seek abatement of the alleged nuisance and unspecified damages. In California, a number of cities and counties have joined in a consolidated action seeking abatement of the alleged public nuisance.

The environmental proceedings include litigation and administrative proceedings involving Beatrice's status as a potentially responsible party at 36 Superfund, proposed Superfund, or state-equivalent sites; these sites involve locations previously owned or operated by predecessors of Beatrice that used or produced petroleum, pesticides, fertilizers, dyes, inks, solvents, PCBs, acids, lead, sulfur, tannery wastes, and/or other contaminants. Beatrice has paid or is in the process of paying its liability share at 34 of these sites. Reserves for these matters have been established based on the Company's best estimate of its undiscounted remediation liabilities, which estimates include evaluation of investigatory studies, extent of required cleanup, the known volumetric contribution of Beatrice and other potentially responsible parties, and its experience in remediating sites. The reserves for Beatrice environmental matters totaled $93.6 million as of May 25, 2008, a majority of which relates to the Superfund and state equivalent sites referenced above. Expenditures for these matters are expected to continue for a period of up to 20 years.

Columnar Amounts in Millions Except Per Share Amounts

As part of the fresh beef and pork divestiture, the Company guaranteed the performance of the divested fresh beef and pork business with respect to a hog purchase contract. The hog purchase contract requires the divested fresh beef and pork business to purchase a minimum of approximately 1.2 million hogs annually through 2014. The contract stipulates minimum price commitments, based in part on market prices, and in certain circumstances also includes price adjustments based on certain inputs. The Company is also a party to various potato supply agreements. Under the terms of certain such potato supply agreements, the Company has guaranteed repayment of short-term bank loans of the potato suppliers, under certain conditions. At May 25, 2008, the amount of supplier loans effectively guaranteed by the Company was approximately $26 million. The Company has not established a liability for these guarantees, as the Company has determined that the likelihood of its required performance under the guarantees is remote.

The Company is party to a number of lawsuits and claims arising out of the operation of its business, including lawsuits and claims related to the February 2007 recall of its peanut butter products. The Company believes that the ultimate resolution of these lawsuits and claims will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity. On June 28, 2007, officials from the Food and Drug Administration's Office of Criminal Investigations executed a search warrant at the Company's peanut butter manufacturing facility in Sylvester, Georgia, which had been closed since the initiation of the recall, to obtain a variety of records and information relating to plant operations. The Company is cooperating with officials in regard to the investigation.

After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on the Company's financial condition, results of operations, or liquidity. Costs of legal services are recognized in earnings as services are provided.

## 17. DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risks from adverse changes in:

- commodity prices affecting the cost of raw materials and energy,
- foreign exchange rates, and
- interest rates.

In the normal course of business, these risks are managed through a variety of strategies, including the use of derivatives.

Commodity futures and options contracts are used to reduce the volatility of commodity input prices on items such as natural gas, vegetable oils, proteins, dairy, grains, and electricity. Generally, the Company economically hedges a portion of its anticipated consumption of commodity inputs for periods ranging from 12 to 36 months. The Company may enter into longer-term economic hedges on particular commodities if deemed appropriate. As of May 25, 2008, the Company had economically hedged certain portions of its anticipated consumption of commodity inputs through November 2010.

In order to reduce exposures related to changes in foreign currency exchange rates, the Company, when deemed prudent, enters into forward exchange or option contracts to economically hedge transactions denominated in a currency other than the applicable functional currency. This includes, but is not limited to, hedging against foreign currency risk in purchasing inventory and capital equipment, sales of finished goods, and future settlement of foreign-denominated assets and liabilities.

Columnar Amounts in Millions Except Per Share Amounts

From time to time, the Company may use derivative instruments, including interest rate swaps, to reduce exposures related to changes in interest rates. At the end of fiscal 2008, 2007, and 2006, the Company had no interest rate swap agreements outstanding.

In prior periods, the Company has designated certain derivatives as fair value hedges or cash flow hedges qualifying for hedge accounting treatment. The Company discontinued designating derivatives as cash flow hedges during the first quarter of fiscal 2008 and had no qualifying fair value hedges during the periods covered by this report.

Gains and losses associated with designated cash flow hedges were deferred in accumulated other comprehensive income until the underlying hedged item impacted earnings. At that time, the Company reclassified net gains and losses from cash flow hedges into the same line item of the consolidated statement of earnings as where the effects of the hedged item are recorded, typically cost of goods sold. As of May 27, 2007 the deferred gain, net of tax, recognized in accumulated other comprehensive income was $4.9 million.

Hedge ineffectiveness for cash flow hedges may impact net earnings when a change in the value of a hedge does not offset the change in the value of the underlying hedged item. For fiscal 2008, 2007, and 2006, the ineffectiveness associated with derivatives designated as cash flow hedges from continuing operations was a loss of $1.1 million, a loss of $3.3 million, and a gain of $3.1 million, respectively. The Company recognized no gain or loss from ineffectiveness for fiscal 2008, a loss of $0.1 million in fiscal 2007, and a gain of $1.7 million in fiscal 2006 within results of discontinued operations. Depending on the nature of the hedge, ineffectiveness is recognized within cost of goods sold, selling, general and administrative expense, or income (loss) from discontinued operations, net of tax. The Company does not exclude any component of the hedging instrument's gain or loss when assessing ineffectiveness.

Many of the Company's derivatives do not qualify for, and, as noted above, the Company is not currently designating any derivatives to achieve hedge accounting treatment. Changes in the market value of derivatives are recognized in current earnings within cost of goods sold, selling and general and administrative expenses, or income (loss) from discontinued operations, depending on the nature of the transaction.

In addition to using derivatives to manage risk, the Company engages in the trading of commodities and related derivatives in the normal course of business. This trading occurs primarily in the trading and merchandising business which is presented within discontinued operations in the Company's consolidated financial statements. Exchange-traded futures and options contracts and over-the-counter option contracts, as well as forward cash purchase contracts and forward cash sales contracts of energy and agricultural commodities are used as components of trading and merchandising strategies.

All derivative instruments are recognized on the balance sheet at fair value. The fair value of derivative assets is recognized within prepaid expenses and other current assets, and current assets held for sale, while the fair value of derivative liabilities is recognized within other accrued liabilities and current liabilities held for sale. As of May 25, 2008 and May 27, 2007, the total fair value of derivative assets recognized within prepaid expenses and other current assets was $207.0 million and $60.5 million, respectively, while the amount recognized within current assets held for sale was $536.6 million and $299.5 million, respectively. As of May 25, 2008 and May 27, 2007, the fair value of derivatives recognized within other accrued liabilities was $55.8 million and $15.3 million, respectively while the amount recognized within current liabilities held for sale was $301.6 million and $217.9 million, respectively.

Columnar Amounts in Millions Except Per Share Amounts

## 18. PENSION AND POSTRETIREMENT BENEFITS

The Company and its subsidiaries have defined benefit retirement plans ("plans") for eligible salaried and hourly employees. Benefits are based on years of credited service and average compensation or stated amounts for each year of service. The Company also sponsors postretirement plans which provide certain medical and dental benefits ("other benefits") to qualifying U.S. employees.

The Company historically has used February 28 as its measurement date for its plans. Beginning May 28, 2007, the Company elected to early adopt the measurement date provisions of SFAS No. 158. These provisions require the measurement date for plan assets and liabilities to coincide with the sponsor's fiscal year-end. The Company used the "alternative" method for adoption. As a result, the Company recorded a decrease to retained earnings of approximately $11.7 million, net of tax, and an increase to accumulated other comprehensive income of approximately $1.6 million, net of tax, representing the periodic benefit cost for the period from March 1, 2007 through the Company's fiscal 2007 year-end.

On May 27, 2007, the Company adopted the recognition and disclosure requirements of SFAS No. 158 which requires that the Company recognize the overfunded or underfunded status of its plans as an asset or liability on its consolidated balance sheet. The funded status is the difference between the fair value of plan assets and the benefit obligation. Subsequent changes in the funded status will be recognized through comprehensive income in the year in which they occur.

The changes in benefit obligations and plan assets at May 25, 2008 and February 28, 2007 are presented in the following table. Due to the adoption of the measurement date provisions of SFAS No. 158, the changes in benefit obligations and plan assets for fiscal 2008 include fifteen months of activity.

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| **Change in Benefit Obligation** | | | | |
| Benefit obligation at beginning of year | $2,385.6 | $2,331.4 | $410.1 | $399.6 |
| Service cost | 74.8 | 55.4 | 1.4 | 1.5 |
| Interest cost | 166.6 | 130.6 | 26.8 | 20.6 |
| Plan participants' contributions | — | — | 11.1 | 8.1 |
| Amendments | 0.4 | 6.6 | — | — |
| Actuarial (gain) loss | (261.5) | (17.1) | (9.8) | 41.3 |
| Curtailments | — | — | 0.4 | (14.5) |
| Other | — | 0.3 | — | 0.1 |
| Benefits paid | (156.7) | (121.6) | (58.2) | (46.6) |
| Benefit obligation at end of year | $2,209.2 | $2,385.6 | $381.8 | $410.1 |
| **Change in Plan Assets** | | | | |
| Fair value of plan assets at beginning of year | $2,254.7 | $1,961.4 | $ 4.8 | $ 5.2 |
| Actual return on plan assets | 306.6 | 251.7 | 0.2 | 0.3 |
| Employer contributions | 10.4 | 176.8 | 46.3 | 37.8 |
| Plan participants' contributions | — | — | 11.1 | 8.1 |
| Investment and administrative expenses | (17.5) | (13.7) | — | — |
| Other | — | 0.1 | — | — |
| Benefits paid | (156.7) | (121.6) | (58.2) | (46.6) |
| Fair value of plan assets at end of year | $2,397.5 | $2,254.7 | $ 4.2 | $ 4.8 |

Columnar Amounts in Millions Except Per Share Amounts

The funded status and amounts recognized in the Company's consolidated balance sheets at May 25, 2008 and May 27, 2007 were:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| **Funded status** | $ 188.3 | $(130.9) | $(377.6) | $(405.3) |
| Fourth quarter employer contribution | — | 2.0 | — | 13.1 |
| **Net amount recognized** | $ 188.3 | $(128.9) | $(377.6) | $(392.2) |
| **Amounts Recognized in Consolidated Balance Sheets** | | | | |
| Other assets | $ 302.5 | $ 17.7 | $ — | $ — |
| Other accrued liabilities | (6.7) | (6.3) | (36.8) | (36.1) |
| Other noncurrent liabilities | (107.5) | (140.3) | (340.8) | (356.1) |
| **Net amount recognized** | $ 188.3 | $(128.9) | $(377.6) | $(392.2) |
| **Amounts Recognized in Accumulated Other Comprehensive (Income) Loss** | | | | |
| Actuarial net loss (gain) | $(334.2) | $ 41.2 | $ 112.7 | $ 137.9 |
| Net prior service cost (credit) | 17.7 | 21.5 | (39.6) | (54.1) |
| **Total** | $(316.5) | $ 62.7 | $ 73.1 | $ 83.8 |
| **Weighted-Average Actuarial Assumptions Used to Determine Benefit Obligations At May 25, 2008 and February 28, 2007** | | | | |
| Discount rate | 6.60% | 5.75% | 6.40% | 5.50% |
| Long-term rate of compensation increase | 4.25% | 4.25% | N/A | N/A |

The accumulated benefit obligation for all defined benefit pension plans was $2.1 billion and $2.3 billion at May 25, 2008 and February 28, 2007, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at May 25, 2008 and February 28, 2007 were:

| | 2008 | 2007 |
|---|---|---|
| Projected benefit obligation | $218.6 | $280.3 |
| Accumulated benefit obligation | 219.2 | 282.2 |
| Fair value of plan assets | 104.4 | 154.2 |

Columnar Amounts in Millions Except Per Share Amounts

Components of pension benefit and other postretirement benefit costs were:

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| Service cost | $ 59.9 | $ 55.4 | $ 63.7 | $ 1.1 | $ 1.5 | $ 2.5 |
| Interest cost | 133.3 | 130.6 | 125.6 | 21.5 | 20.6 | 21.5 |
| Expected return on plan assets | (148.6) | (133.7) | (129.6) | (0.2) | (0.2) | (0.3) |
| Amortization of prior service costs | 3.4 | 3.3 | 2.7 | (11.7) | (13.0) | (12.9) |
| Recognized net actuarial loss | 8.4 | 17.6 | 18.9 | 12.0 | 10.4 | 8.1 |
| Curtailment (gain) loss | — | 1.9 | 4.5 | 0.4 | (9.4) | (0.6) |
| Benefit cost—Company plans | 56.4 | 75.1 | 85.8 | 23.1 | 9.9 | 18.3 |
| Pension benefit cost—multi-employer plans | 8.5 | 7.7 | 10.5 | — | — | — |
| Total benefit cost | $ 64.9 | $ 82.8 | $ 96.3 | $ 23.1 | $ 9.9 | $ 18.3 |

Other changes in plan assets and benefit obligations recognized in other comprehensive (income) loss) were:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Net actuarial gain | $(365.0) | $ — | $ (9.6) | $— |
| Prior service cost | 0.4 | — | — | — |
| Amortization of prior service cost | (3.4) | — | 11.7 | — |
| Recognized net actuarial loss | (8.4) | — | (12.0) | — |
| Minimum pension liability | — | (60.1) | — | — |
| Net amount recognized | $(376.4) | $(60.1) | $ (9.9) | $— |

**Weighted-Average Actuarial Assumptions**
**Used to Determine Net Expense**

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| Discount rate | 5.75% | 5.75% | 5.75% | 5.50% | 5.50% | 5.50% |
| Long-term rate of return on plan assets | 7.75% | 7.75% | 7.75% | 4.50% | 4.50% | 4.50% |
| Long-term rate of compensation increase | 4.25% | 4.25% | 4.25% | N/A | N/A | N/A |

During the second quarter of fiscal 2007, the Company completed its divestiture of the packaged meats operations. As a result, during the third quarter of fiscal 2007, the Company recognized a pre-tax curtailment gain relating to postretirement benefits totaling approximately $9.4 million. This amount has been recorded within results of discontinued operations.

The Company amortizes prior service costs and amortizable gains and losses in equal annual amounts over the average expected future period of vested service. For plans with no active participants, average life expectancy is used instead of average expected useful service.

The amounts in accumulated other comprehensive income (loss) expected to be recognized as components of net expense during the next year are as follows:

| | Pension Benefits | Other Benefits |
|---|---|---|
| Prior service cost (benefit) | $3.0 | $(11.5) |
| Net actuarial losses | 2.2 | 10.0 |

Columnar Amounts in Millions Except Per Share Amounts

To develop the expected long-term rate of return on plan assets assumption for the pension plan, the Company considers the current level of expected returns on risk free investments (primarily government bonds), the historical level of risk premium associated with the other asset classes in which the portfolio is invested, and the expectations for future returns of each asset class. The expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

The Company's pension plan weighted-average asset allocations and the Company's target asset allocations at May 25, 2008 and February 28, 2007, by asset category were as follows:

| | May 25, 2008 | February 28, 2007 | Target Allocation |
|---|---|---|---|
| Equity Securities | 54% | 62% | 50-80% |
| Debt Securities | 31% | 28% | 20-30% |
| Real Estate | 5% | 5% | 0-8% |
| Other | 10% | 5% | 0-20% |
| Total | 100% | 100% | |

The Company's investment strategy reflects the expectation that equity securities will outperform debt securities over the long term. Assets are invested in a prudent manner to maintain the security of funds while maximizing returns within the Company's Investment Policy guidelines. The strategy is implemented utilizing indexed and actively managed assets from the categories listed.

The investment goals are to provide a total return that, over the long term, increases the ratio of plan assets to liabilities subject to an acceptable level of risk. This is accomplished through diversification of assets in accordance with the Investment Policy guidelines. Investment risk is mitigated by periodic rebalancing between asset classes as necessitated by changes in market conditions within the Investment Policy guidelines.

Assumed health care cost trend rates have a significant effect on the benefit obligation of the postretirement plans.

| Assumed Health Care Cost Trend Rates at | May 25, 2008 | February 28, 2007 |
|---|---|---|
| Initial health care cost trend rate | 9.5% | 9.5% |
| Ultimate health care cost trend rate | 5.5% | 5.0% |
| Year that the rate reaches the ultimate trend rate | 2013 | 2013 |

A one percentage point change in assumed health care cost rates would have the following effect:

| | One Percent Increase | One Percent Decrease |
|---|---|---|
| Effect on total service and interest cost | $ 1.7 | $ (1.6) |
| Effect on postretirement benefit obligation | 25.9 | (22.6) |

The Company currently anticipates making contributions of approximately $7.0 million to the pension plans in fiscal 2009. This estimate is based on current tax laws, plan asset performance and liability assumptions, which are subject to change. The Company anticipates making contributions of $43.5 million to the postretirement plan in fiscal 2009.

Columnar Amounts in Millions Except Per Share Amounts

The following table presents estimated future gross benefit payments and Medicare Part D subsidy receipts for the Company's plans:

| | | Health Care and Life Insurance | |
|---|---|---|---|
| | Pension Benefits | Benefit Payments | Subsidy Receipts |
| 2009 | $125.1 | $ 44.2 | $ (4.3) |
| 2010 | 129.2 | 45.1 | (4.5) |
| 2011 | 133.7 | 45.4 | (4.4) |
| 2012 | 137.7 | 45.2 | (4.3) |
| 2013 | 143.3 | 43.7 | (4.1) |
| Succeeding 5 years | 805.6 | 196.2 | (18.2) |

Certain employees of the Company are covered under defined contribution plans. The expense related to these plans was $24.4 million, $22.9 million, and $25.9 million in fiscal 2008, 2007, and 2006, respectively.

## 19. RELATED PARTY TRANSACTIONS

Sales to affiliates (equity method investees) of $4.2 million, $3.8 million, and $2.9 million for fiscal 2008, 2007, and 2006, respectively, are included in net sales. The Company received management fees from affiliates of $16.3 million, $14.8 million, and $13.5 million in fiscal 2008, 2007, and 2006, respectively. Accounts receivable from affiliates totaled $3.2 million and $2.5 million at May 25, 2008 and May 27, 2007, respectively, of which $3.0 million and $2.1 million are included in current assets held for sale, respectively. Accounts payable to affiliates totaled $15.6 million and $13.5 million at May 25, 2008 and May 27, 2007, respectively.

During the first quarter of fiscal 2007, the Company sold an aircraft for proceeds of approximately $8.1 million to a company on whose board of directors one of the Company's directors sits. The Company recognized a gain of approximately $3.0 million on the transaction.

The Company leases various buildings that are beneficially owned by Opus Corporation or entities related to Opus Corporation (the "Opus Entities"). The Opus Entities are affiliates or part of a large, national real estate development company. A former member of the Company's Board of Directors, who left the board in the second quarter of fiscal 2008, is a beneficial owner, officer and chairman of Opus Corporation, and a director or officer of the related entities. The agreements relate to the leasing of land, buildings, and equipment for the Company in Omaha, Nebraska. The Company occupies the buildings pursuant to long-term leases with Opus Corporation and other investors, and the leases contain various termination rights and purchase options. The Company made rental payments of $13.5 million, $14.4 million, and $15.8 million in fiscal 2008, 2007, and 2006, respectively, to the Opus Entities. The Company has also contracted with the Opus Entities for construction and property management services. The Company made payments of $1.6 million, $2.8 million, and $3.0 million to the Opus Entities for these services in fiscal 2008, 2007, and 2006, respectively.

## 20. BUSINESS SEGMENTS AND RELATED INFORMATION

The Company's operations are organized into three reporting segments: Consumer Foods, Food and Ingredients, and International Foods. The Consumer Foods reporting segment includes branded, private label, and customized food products which are sold in various retail and foodservice channels. The products include a variety of categories (meals, entrees, condiments, sides, snacks, and desserts) across frozen, refrigerated, and

Columnar Amounts in Millions Except Per Share Amounts

shelf-stable temperature classes. The Food and Ingredients reporting segment includes commercially branded foods and ingredients, which are sold principally to foodservice, food manufacturing, and industrial customers. The segment's primary products include specialty potato products, milled grain ingredients, dehydrated vegetables and seasonings, blends, and flavors. The International Foods reporting segment includes branded food products which are sold in retail channels principally in North America, Europe, and Asia. The products include a variety of categories (meals, entrees, condiments, sides, snacks, and desserts) across frozen, refrigerated, and shelf-stable temperature classes.

At the beginning of the first quarter of fiscal 2008, the Company shifted management responsibility of its handheld product operations into the Consumer Foods segment from the Food and Ingredients segment, and a portion of its international snack export business from the Consumer Foods segment to the International Foods segment. Accordingly, all prior periods have been recharacterized to reflect these changes.

In June 2008, subsequent to the Company's fiscal 2008 year end, the trading and merchandising operations were divested. The operations from this business have been included in discontinued operations. Accordingly, all prior periods have been recharacterized to reflect this change.

Intersegment sales have been recorded at amounts approximating market. Operating profit for each segment is based on net sales less all identifiable operating expenses. General corporate expense, gain on sale of Pilgrim's Pride Corporation common stock, net interest expense, equity method investment earnings (loss), and income taxes have been excluded from segment operations.

In fiscal 2008, the Company began to centrally manage foreign currency risk on behalf of the Company's reporting segments. Foreign currency derivatives used in the Company's risk management processes are not designated for hedge accounting treatment. These derivatives are viewed by management as providing economic hedges of the foreign currency risk of certain forecasted transactions. As such, these derivatives are recognized at fair market value with realized and unrealized gains and losses recognized in general corporate expenses. The gains and losses are subsequently recognized in the operating results of the reporting segments in the period in which the underlying transaction being economically hedged affects earnings.

General corporate expenses included transition services income of $14 million for fiscal 2008 related to services provided to the buyers of certain divested businesses. Prior to fiscal 2008, the Company recognized the transition services income in Consumer Foods operating profit. Consumer Foods operating profit included transition services income of $23 million for fiscal 2007. Fiscal 2006 transition services income was immaterial.

Columnar Amounts in Millions Except Per Share Amounts

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Sales to unaffiliated customers | | | |
| Consumer Foods | $ 6,799.8 | $ 6,496.7 | $ 6,511.1 |
| Food and Ingredients | 4,128.1 | 3,421.5 | 3,129.6 |
| International Foods | 677.8 | 613.5 | 610.7 |
| Total | $11,605.7 | $10,531.7 | $10,251.4 |
| Intersegment sales | | | |
| Consumer Foods | $ 96.0 | $ 89.7 | $ 152.1 |
| Food and Ingredients | 210.3 | 185.8 | 198.0 |
| International Foods | 8.6 | 7.2 | 5.5 |
| | 314.9 | 282.7 | 355.6 |
| Intersegment elimination | (314.9) | (282.7) | (355.6) |
| Total | $ — | $ — | $ — |
| Sales | | | |
| Consumer Foods | $ 6,895.8 | $ 6,586.4 | $ 6,663.2 |
| Food and Ingredients | 4,338.4 | 3,607.3 | 3,327.6 |
| International Foods | 686.4 | 620.7 | 616.2 |
| Intersegment elimination | (314.9) | (282.7) | (355.6) |
| Total net sales | $11,605.7 | $10,531.7 | $10,251.4 |
| Operating profit | | | |
| Consumer Foods | $ 780.8 | $ 847.6 | $ 833.4 |
| Food and Ingredients | 511.7 | 434.8 | 353.7 |
| International Foods | 49.3 | 64.4 | 62.1 |
| Total operating profit | 1,341.8 | 1,346.8 | 1,249.2 |
| General corporate expenses | (392.3) | (427.9) | (550.3) |
| Gain on sale of Pilgrim's Pride Corporation common stock | — | — | 329.4 |
| Interest expense, net | (253.3) | (219.5) | (271.5) |
| Income tax expense | (227.2) | (245.5) | (235.0) |
| Equity method investment earnings (loss) | 49.7 | 28.4 | (58.2) |
| Income from continuing operations | 518.7 | 482.3 | 463.6 |
| Income from discontinued operations, net of tax | 411.9 | 282.3 | 70.2 |
| Net income | $ 930.6 | $ 764.6 | $ 533.8 |
| Identifiable assets | | | |
| Consumer Foods | $ 6,694.2 | $ 6,404.1 | $ 6,269.5 |
| Food and Ingredients | 2,402.3 | 1,780.6 | 1,689.0 |
| International Foods | 397.5 | 361.8 | 352.0 |
| Corporate | 1,263.6 | 1,564.5 | 1,532.4 |
| Held for sale | 2,924.9 | 1,724.5 | 2,127.5 |
| Total | $13,682.5 | $11,835.5 | $11,970.4 |

Columnar Amounts in Millions Except Per Share Amounts

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Additions to property, plant and equipment | | | |
| Consumer Foods | $156.1 | $203.3 | $ 90.3 |
| Food and Ingredients | 172.0 | 102.3 | 75.1 |
| International Foods | 4.8 | 8.0 | 2.9 |
| Corporate | 117.7 | 73.1 | 83.6 |
| Total | $450.6 | $386.7 | $251.9 |
| Depreciation and amortization | | | |
| Consumer Foods | $128.5 | $173.5 | $145.0 |
| Food and Ingredients | 69.3 | 67.7 | 69.1 |
| International Foods | 2.9 | 3.1 | 3.5 |
| Corporate | 96.0 | 91.0 | 82.7 |
| Total | $296.7 | $335.3 | $300.3 |

At May 25, 2008, ConAgra Foods and its subsidiaries had approximately 25,000 employees, primarily in the United States. Approximately 52% of the Company's employees are parties to collective bargaining agreements. Of the 52% of those employees, approximately 34% are parties to collective bargaining agreements that are scheduled to expire during fiscal 2009.

The operations of the Company are principally in the United States. With respect to operations outside of the United States, no single foreign country or geographic region was significant with respect to consolidated operations for fiscal 2008, 2007, and 2006. Foreign net sales, including sales by domestic segments to customers located outside of the United States, were approximately $1.2 billion, $1.1 billion, and $1.0 billion in fiscal 2008, 2007, and 2006, respectively. The Company's long-lived assets located outside of the United States are not significant.

The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 15%, 15%, and 13% of consolidated net sales for fiscal 2008, 2007, and 2006, respectively. This reflects all Consumer Foods businesses, including those which are classified as discontinued operations.

Wal-Mart Stores, Inc. and its affiliates accounted for approximately 13% of consolidated net receivables for both fiscal 2008 and 2007. This reflects all Consumer Foods businesses, including those which are classified as discontinued operations.

The Company's restructuring plans include the reorganization of the Consumer Foods operations, integration of the international headquarters function into the Company's domestic Consumer Foods business, exiting of a number of international markets, and reducing administrative headcount. The Company has also begun transitioning the direct management of the Consumer Foods reporting segment to the Chief Executive Officer. As a result of these plans, which are expected to be fully implemented early in fiscal 2009, the Company expects to change its reporting segments beginning in the first quarter of fiscal 2009.

## 21. QUARTERLY FINANCIAL DATA (Unaudited)

(in millions, except per share amounts)

| | 2008 | | | | 2007 | | | |
|---|---|---|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Net sales | $2,621.1 | $2,951.2 | $2,955.3 | $3,078.1 | $2,474.7 | $2,776.6 | $2,615.1 | $2,665.3 |
| Gross profit | 618.8 | 742.2 | 706.9 | 647.7 | 628.8 | 748.4 | 681.8 | 634.0 |
| Income from continuing operations | 131.0 | 134.6 | 167.5 | 85.6 | 98.9 | 174.5 | 146.3 | 62.6 |
| Income from discontinued operations | 44.4 | 110.2 | 141.6 | 115.7 | 67.8 | 38.8 | 46.3 | 129.4 |
| Net income | $ 175.4 | $ 244.8 | $ 309.1 | $ 201.3 | $ 166.7 | $ 213.3 | $ 192.6 | $ 192.0 |
| Earnings per share (1): | | | | | | | | |
| Basic earnings per share: | | | | | | | | |
| Income from continuing operations | $ 0.27 | $ 0.28 | $ 0.34 | $ 0.18 | $ 0.19 | $ 0.34 | $ 0.29 | $ 0.13 |
| Income from discontinued operations | 0.09 | 0.22 | 0.29 | 0.23 | 0.14 | 0.08 | 0.09 | 0.26 |
| Net income | $ 0.36 | $ 0.50 | $ 0.63 | $ 0.41 | $ 0.33 | $ 0.42 | $ 0.38 | $ 0.39 |
| Diluted earnings per share: | | | | | | | | |
| Income from continuing operations | $ 0.27 | $ 0.27 | $ 0.34 | $ 0.18 | $ 0.19 | $ 0.34 | $ 0.29 | $ 0.13 |
| Income from discontinued operations | 0.09 | 0.23 | 0.29 | 0.23 | 0.14 | 0.08 | 0.09 | 0.26 |
| Net income | $ 0.36 | $ 0.50 | $ 0.63 | $ 0.41 | $ 0.33 | $ 0.42 | $ 0.38 | $ 0.39 |
| Dividends declared per common share | $ 0.18 | $ 0.19 | $ 0.19 | $ 0.19 | $ 0.18 | $ 0.18 | $ 0.18 | $ 0.18 |
| Share price: | | | | | | | | |
| High | $ 27.43 | $ 27.03 | $ 25.93 | $ 24.70 | $ 23.72 | $ 26.15 | $ 27.52 | $ 25.67 |
| Low | 24.99 | 22.81 | 21.00 | 21.14 | 21.25 | 23.17 | 25.24 | 24.13 |

(1) Amounts differ from previously filed quarterly reports. During the fourth quarter of fiscal 2008, the Company began to reflect the operations of its trading and merchandising operations and the Knott's Berry Farm® operations as discontinued operations. See additional detail in Note 2.

(2) Basic and diluted earnings per share are calculated independently for each of the quarters presented. Accordingly, the sum of the quarterly earnings per share amounts may not agree with the total year.

## 22. SUBSEQUENT EVENTS

On June 23, 2008, the Company completed the sale of its domestic and international grain merchandising, fertilizer distribution, and commodities trading and merchandising operations for before-tax proceeds of 1) approximately $2.2 billion in cash, net of transaction costs (including incentive compensation amounts due to employees due to accelerated vesting), 2) $550 million (face value) of payment-in-kind debt securities issued by the purchaser (the "Notes") which will be recorded at an estimated fair value of $483 million, 3) a short-term

Columnar Amounts in Millions Except Per Share Amounts

receivable of $37 million due from the purchaser, and 4) a four-year warrant to acquire approximately 5% of the issued common equity of the parent company of the divested operations. The Company will recognize an estimated after-tax gain on the disposition of approximately $300 million in the first quarter of fiscal 2009.

The Notes were issued in three tranches:

$99,990,000 principal amount of 10.5% notes due June 23, 2010;

$200,035,000 principal amount of 10.75% notes due June 23, 2011; and

$249,975,000 principal amount of 11.0% notes due June 23, 2012.

The Notes permit payment of interest in additional Notes. The Notes may be redeemed prior to maturity at the option of the issuer. Until June 23, 2009, the redemption price is 92.5% of face value, plus accrued interest. Thereafter, redemption is at par plus accrued interest. The Notes contain covenants that, among other things, govern the issuer's ability to make restricted payments and enter into certain affiliate transactions. The Notes also provide for the making of mandatory offers to repurchase upon certain change of control events involving the purchaser, their co-investors or their affiliates.

Subsequent to fiscal 2008, the Company's Board of Directors authorized management to repurchase up to an additional $500 million of the Company's common stock. The Board of Directors also authorized management to engage in an accelerated share repurchase arrangement under which the entirety of the remaining $900 million of the Company's share repurchase authorization will be exhausted. This arrangement was initiated on July 1, 2008.

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Stockholders
ConAgra Foods, Inc.:

We have audited the accompanying consolidated balance sheets of ConAgra Foods, Inc. and subsidiaries (the Company) as of May 25, 2008 and May 27, 2007, and the related consolidated statements of earnings, comprehensive income, common stockholders' equity, and cash flows for each of the years in the three-year period ended May 25, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 25, 2008 and May 27, 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended May 25, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1 and 14 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, as of May 28, 2007. As discussed in notes 1 and 18 to the consolidated financial statements, the Company adopted the measurement date provisions of Statement of Financial Accounting Standards (SFAS) No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R),* (SFAS No. 158), as of May 28, 2007, and the recognition and disclosure provisions of SFAS No. 158, as of May 27, 2007. As discussed in notes 1 and 13 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 123 (revised 2004), *Share-Based Payment,* effective May 29, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of May 25, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 23, 2008, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Omaha, Nebraska
July 23, 2008

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

The Company's management carried out an evaluation, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, as of May 25, 2008. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective.

### Internal Control Over Financial Reporting

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated any change in the Company's internal control over financial reporting that occurred during the quarter covered by this report and determined that there was no change in the Company's internal controls over financial reporting during the quarter covered by this report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

### Management's Annual Report on Internal Control Over Financial Reporting

The management of ConAgra Foods is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. ConAgra Foods' internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. ConAgra Foods' internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ConAgra Foods; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of ConAgra Foods are being made only in accordance with the authorization of management and directors of ConAgra Foods; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of ConAgra Foods' assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of ConAgra Foods' Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of ConAgra Foods' internal control over financial reporting as of May 25, 2008. In making this assessment, management used criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). As a result of this assessment, management concluded that, as of May 25, 2008, the Company's internal control over financial reporting was effective.

The effectiveness of ConAgra Foods' internal control over financial reporting as of May 25, 2008 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, a copy of which is included in this Annual Report on Form 10-K.

| /s/ GARY M. RODKIN | /s/ ANDRE J. HAWAUX |
|---|---|
| **Gary M. Rodkin** | **Andre J. Hawaux** |
| **President and Chief Executive Officer** | **Executive Vice President and Chief Financial Officer** |
| **July 23, 2008** | **July 23, 2008** |

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ConAgra Foods, Inc.:

We have audited the internal control over financial reporting of ConAgra Foods, Inc. and subsidiaries (the Company) as of May 25, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 25, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of May 25, 2008 and May 27, 2007, and the related consolidated statements of earnings, comprehensive income, common stockholders' equity, and cash flows for each of the years in the three-year period ended May 25, 2008, and our report dated July 23, 2008 expressed an unqualified opinion on those consolidated financial statements and includes an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*; Statement of Financial Accounting Standards (SFAS) No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)*; and SFAS No. 123 (revised 2004), *Share-Based Payment*.

/s/ KPMG LLP

Omaha, Nebraska
July 23, 2008

## ITEM 9B. OTHER INFORMATION

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to Directors of the Company will be set forth in the 2008 Proxy Statement under the headings "Proposal #1: Election of Directors," and the information is incorporated herein by reference.

Information regarding the executive officers of the Company is included in Part I of this Form 10-K, as permitted by Instruction 3 to Item 401(b) of Regulation S-K.

Information with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934 by the Company's Directors, executive officers, and holders of more than ten percent of the Company's equity securities will be set forth in the 2008 Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance," and the information is incorporated herein by reference.

Information with respect to the Audit Committee and the Audit Committee's financial experts will be set forth in the 2008 Proxy Statement under the heading "Corporate Governance—Board Committee—Audit Committee," and the information is incorporated herein by reference.

The Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer, and Controller. This code of ethics is available on the Company's website at *www.conagrafoods.com* through the "Investors" link. If the Company makes any amendments to this code other than technical, administrative, or other non-substantive amendments, or grants any waivers, including implicit waivers, from a provision of this code to the Company's Chief Executive Officer, Chief Financial Officer, or Controller, the Company will disclose the nature of the amendment or waiver, its effective date, and to whom it applies on its website, *www.conagrafoods.com* through the "Investors" link.

## ITEM 11. EXECUTIVE COMPENSATION

Information with respect to executive compensation and the Company's Human Resources Committee will be set forth in the 2008 Proxy Statement under the headings "Director Compensation," "Corporate Governance–Board Committees—Human Resources Committee," and "Executive Compensation," and the information is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to security ownership of certain beneficial owners and management will be set forth in the 2008 Proxy Statement under the heading "Voting Securities of Directors, Officers, and Greater Than 5% Owners," and the information is incorporated herein by reference.

The following table gives information about Company common stock that may be issued upon the exercise of options, warrants, and rights under existing equity compensation plans as of May 25, 2008.

**Equity Compensation Plan Information**

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a) | Weighted-average exercise price of outstanding options, warrants, and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders (1)(2) | 35,348,810 | $24.16 | 19,644,335 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 35,348,810 | $24.16 | 19,644,335 |

(1) This table does not include outstanding options for 5,574 shares at a weighted average exercise price of $14.4171 per share; these options were assumed in connection with an acquisition in fiscal 2001. No additional awards can be granted under the plan under which these options were originally issued.

(2) Column (a) includes 1,374,667 shares that could be issued under performance shares outstanding at May 25, 2008. The performance shares are earned and common stock issued if pre-set financial objectives are met. Actual shares issued may be equal to, less than or greater than the number of outstanding performance shares included in Column (a), depending on actual performance. Column (b) does not take these awards into account because they do not have an exercise price. Column (b) also excludes 2,650,415 restricted stock units and 665,357 deferral interests in deferred compensation plans that are included in column (a) but do not have an exercise price. The units vest and are payable in common stock after expiration of the time periods set forth in the related agreements. The interests in the deferred compensation plans are settled in common stock on the schedules selected by the participants.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information with respect to Director independence and certain relationships and related transactions will be set forth in the 2008 Proxy Statement under the headings "Corporate Governance—Director Independence," and "Corporate Governance—Board Committees—Audit Committee," and the information is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information with respect to the principal accountant will be set forth in the 2008 Proxy Statement under the heading "Proposal #2: Ratification of Appointment of Independent Auditor," and the information is incorporated herein by reference.

## PART IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a) List of documents filed as part of this report:

1. Financial Statements

   All financial statements of the Company as set forth under Item 8 of this report on Form 10-K.

2. Financial Statement Schedules

| Schedule Number | Description | Page Number |
|---|---|---|
| S-II | Valuation and Qualifying Accounts | 92 |
| | Report of Independent Registered Public Accounting Firm | 93 |

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements, notes thereto.

3. Exhibits

   All exhibits as set forth on the Exhibit Index, which is incorporated herein by reference.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, ConAgra Foods, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**ConAgra Foods, Inc.**

/s/ ANDRE J. HAWAUX

**Andre J. Hawaux**
***Executive Vice President and Chief Financial Officer***
**July 23, 2008**

/s/ JOHN F. GEHRING

**John F. Gehring**
***Senior Vice President and Corporate Controller***
**July 23, 2008**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 23rd day of July, 2008.

| | |
|---|---|
| Gary M. Rodkin* | Director |
| Mogens C. Bay* | Director |
| Stephen G. Butler* | Director |
| John T. Chain, Jr.* | Director |
| Steven F. Goldstone* | Director |
| W.G. Jurgensen* | Director |
| Ruth Ann Marshall* | Director |
| Ronald W. Roskens* | Director |
| Andrew J. Schindler* | Director |
| Kenneth E. Stinson* | Director |

* Andre J. Hawaux, by signing his name hereto, signs this annual report on behalf of each person indicated. A Power-of-Attorney authorizing Andre J. Hawaux to sign this annual report on Form 10-K on behalf of each of the indicated Directors of ConAgra Foods, Inc. has been filed herein as Exhibit 24.

By: /s/ ANDRE J. HAWAUX

**Andre J. Hawaux**
***Attorney-In-Fact***

Schedule II

## CONAGRA FOODS, INC. AND SUBSIDIARIES
### Valuation and Qualifying Accounts

### For the Fiscal Years ended May 25, 2008, May 27, 2007, and May 28, 2006
### (Dollars in millions)

| Description | Balance at Beginning of Period | Additions (Deductions) Charged to Costs and Expenses | Additions (Deductions) Other | Deductions from Reserves | Balance at Close of Period |
|---|---|---|---|---|---|
| Year ended May 25, 2008 | | | | | |
| Allowance for doubtful receivables | $16.8 | 2.6 | 1.9[(2)] | 3.7[(1)] | $17.6 |
| Year ended May 27, 2007 | | | | | |
| Allowance for doubtful receivables | $21.2 | (0.4) | — | 4.0[(1)] | $16.8 |
| Year ended May 28, 2006 | | | | | |
| Allowance for doubtful receivables | $23.9 | 3.5 | 1.7[(2)] | 7.9[(1)] | $21.2 |

(1) Bad debts charged off, less recoveries.

(2) Changes to reserve accounts related primarily to acquisitions and dispositions of businesses and foreign currency translation adjustments.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ConAgra Foods, Inc.:

Under date of July 23, 2008, we reported on the consolidated balance sheets of ConAgra Foods, Inc. and subsidiaries (the Company) as of May 25, 2008 and May 27, 2007, and the related consolidated statements of earnings, comprehensive income, common stockholders' equity, and cash flows for each of the years in the three-year period ended May 25, 2008, which are included in the Annual Report on Form 10-K of ConAgra Foods, Inc. for the fiscal year ended May 25, 2008. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule listed in the Index at Item 15. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement schedule based on our audits.

In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in notes 1 and 14 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, as of May 28, 2007. As discussed in notes 1 and 18 to the consolidated financial statements, the Company adopted the measurement date provisions of Statement of Financial Accounting Standards (SFAS) No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),* (SFAS No. 158), as of May 28, 2007, and the recognition and disclosure provisions of SFAS No. 158, as of May 27, 2007. As discussed in notes 1 and 13 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 123 (revised 2004), *Share-Based Payment,* effective May 29, 2006.

/s/ KPMG LLP

Omaha, Nebraska
July 23, 2008

## EXHIBIT INDEX

| Number | Description |
|---|---|
| 3.1 | ConAgra Foods' Certificate of Incorporation, as restated, incorporated herein by reference to Exhibit 3.1 of ConAgra Foods' current report on Form 8-K dated December 1, 2005 |
| 3.2 | Amended and Restated By-Laws of ConAgra Foods, Inc., as Amended, incorporated herein by reference to Exhibit 3.1 of ConAgra Foods' current report on Form 8-K dated November 29, 2007 |
| *10.1 | Form of Agreement between ConAgra Foods and its executives, incorporated herein by reference to Exhibit 10.1 of ConAgra Foods' current report on Form 8-K dated March 31, 2006 |
| *10.2 | ConAgra Foods, Inc. Amended and Restated Non-Qualified CRISP Plan (January 1, 2008 Restatement), incorporated herein by reference to Exhibit 10.1 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 25, 2007 |
| *10.3 | ConAgra Foods, Inc. Non-Qualified Pension Plan (January 1, 2008 Restatement), incorporated herein by reference to Exhibit 10.2 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 25, 2007 |
| *10.4 | ConAgra Foods Supplemental Pension and CRISP Plan for Change of Control, incorporated herein by reference to Exhibit 10.5 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 30, 2004 |
| *10.5 | Form of Executive Time Sharing Agreement, incorporated herein by reference to Exhibit 10.5 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 25, 2007 |
| *10.6 | ConAgra Foods 1990 Stock Plan, incorporated herein by reference to Exhibit 10.6 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 29, 2005 |
| *10.7 | ConAgra Foods 1995 Stock Plan, incorporated herein by reference to Exhibit 10.7 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 29, 2005 |
| *10.8 | ConAgra Foods 2000 Stock Plan, incorporated herein by reference to Exhibit 10.8 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 29, 2005 |
| *10.9 | Amendment dated May 2, 2002 to ConAgra Foods Stock Plans and other Plans, incorporated herein by reference to Exhibit 10.10 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 26, 2002 |
| *10.10 | ConAgra Foods 2006 Stock Plan, incorporated herein by reference to Exhibit 10.10 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 28, 2006 |
| *10.10.1 | Form of Stock Option Agreement for Non-Employee Directors (ConAgra Foods 2006 Stock Plan), incorporated herein by reference to Exhibit 10.1 of ConAgra Foods' current report on Form 8-K dated October 3, 2006 |
| *10.10.2 | Form of Stock Option Agreement for Employees (ConAgra Foods 2006 Stock Plan), incorporated herein by reference to Exhibit 10.25 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 26, 2006 |
| *10.10.3 | Form of Restricted Stock Award Agreement (ConAgra Foods 2006 Stock Plan), incorporated herein by reference to Exhibit 10.26 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 26, 2006 |
| *10.10.4 | Form of Restricted Stock Unit Agreement (ConAgra Foods 2006 Stock Plan), incorporated herein by reference to Exhibit 10.27 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 26, 2006 |
| *10.11 | ConAgra Foods, Inc. Directors' Deferred Compensation Plan (January 1, 2008 Restatement), incorporated herein by reference to Exhibit 10.3 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 25, 2007 |
| *10.12 | ConAgra Foods, Inc. Amended and Restated Voluntary Deferred Compensation Plan (January 1, 2008 Restatement), incorporated herein by reference to Exhibit 10.4 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 25, 2007 |

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## EXHIBIT INDEX

| Number | Description |
|---|---|
| 3.1 | ConAgra Foods' Certificate of Incorporation, as restated, incorporated herein by reference to Exhibit 3.1 of ConAgra Foods' current report on Form 8-K dated December 1, 2005 |
| 3.2 | Amended and Restated By-Laws of ConAgra Foods, Inc., as Amended, incorporated herein by reference to Exhibit 3.1 of ConAgra Foods' current report on Form 8-K dated November 29, 2007 |
| *10.1 | Form of Agreement between ConAgra Foods and its executives, incorporated herein by reference to Exhibit 10.1 of ConAgra Foods' current report on Form 8-K dated March 31, 2006 |
| *10.2 | ConAgra Foods, Inc. Amended and Restated Non-Qualified CRISP Plan (January 1, 2008 Restatement), incorporated herein by reference to Exhibit 10.1 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 25, 2007 |
| *10.3 | ConAgra Foods, Inc. Non-Qualified Pension Plan (January 1, 2008 Restatement), incorporated herein by reference to Exhibit 10.2 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 25, 2007 |
| *10.4 | ConAgra Foods Supplemental Pension and CRISP Plan for Change of Control, incorporated herein by reference to Exhibit 10.5 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 30, 2004 |
| *10.5 | Form of Executive Time Sharing Agreement, incorporated herein by reference to Exhibit 10.5 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 25, 2007 |
| *10.6 | ConAgra Foods 1990 Stock Plan, incorporated herein by reference to Exhibit 10.6 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 29, 2005 |
| *10.7 | ConAgra Foods 1995 Stock Plan, incorporated herein by reference to Exhibit 10.7 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 29, 2005 |
| *10.8 | ConAgra Foods 2000 Stock Plan, incorporated herein by reference to Exhibit 10.8 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 29, 2005 |
| *10.9 | Amendment dated May 2, 2002 to ConAgra Foods Stock Plans and other Plans, incorporated herein by reference to Exhibit 10.10 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 26, 2002 |
| *10.10 | ConAgra Foods 2006 Stock Plan, incorporated herein by reference to Exhibit 10.10 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 28, 2006 |
| *10.10.1 | Form of Stock Option Agreement for Non-Employee Directors (ConAgra Foods 2006 Stock Plan), incorporated herein by reference to Exhibit 10.1 of ConAgra Foods' current report on Form 8-K dated October 3, 2006 |
| *10.10.2 | Form of Stock Option Agreement for Employees (ConAgra Foods 2006 Stock Plan), incorporated herein by reference to Exhibit 10.25 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 26, 2006 |
| *10.10.3 | Form of Restricted Stock Award Agreement (ConAgra Foods 2006 Stock Plan), incorporated herein by reference to Exhibit 10.26 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 26, 2006 |
| *10.10.4 | Form of Restricted Stock Unit Agreement (ConAgra Foods 2006 Stock Plan), incorporated herein by reference to Exhibit 10.27 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 26, 2006 |
| *10.11 | ConAgra Foods, Inc. Directors' Deferred Compensation Plan (January 1, 2008 Restatement), incorporated herein by reference to Exhibit 10.3 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 25, 2007 |
| *10.12 | ConAgra Foods, Inc. Amended and Restated Voluntary Deferred Compensation Plan (January 1, 2008 Restatement), incorporated herein by reference to Exhibit 10.4 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 25, 2007 |

| Number | Description |
|---|---|
| *10.13 | Form of Stock Option Agreement, incorporated herein by reference to Exhibit 10.1 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended August 29, 2004 |
| *10.14 | Employment Agreement between ConAgra Foods and Gary M. Rodkin, incorporated herein by reference to Exhibit 10.1 of ConAgra Foods' current report on Form 8-K dated August 31, 2005 |
| *10.15 | Stock Option Agreement between ConAgra Foods and Gary M. Rodkin, incorporated herein by reference to Exhibit 10.2 of ConAgra Foods' current report on Form 8-K dated August 31, 2005 |
| *10.16 | Employment Agreement between ConAgra Foods and Robert Sharpe, incorporated herein by reference to Exhibit 10.2 of ConAgra Foods' current report on Form 8-K dated July 13, 2006 |
| *10.17 | Employment Agreement and amendments thereto between ConAgra Foods and Bruce C. Rohde, incorporated herein by reference to Exhibit 10.13 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 26, 2002 |
| *10.18 | Agreement between ConAgra Foods and Bruce C. Rohde, incorporated herein by reference to Exhibit 10.3 of ConAgra Foods' current report on Form 8-K dated September 22, 2005 |
| *10.19 | Letter Agreement between ConAgra Foods and Andre Hawaux, dated October 9, 2006, incorporated herein by reference to Exhibit 10.24 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 27, 2007 |
| *10.20 | Transition Agreement between ConAgra Foods and Owen C. Johnson, dated July 18, 2007, incorporated herein by reference to Exhibit 10.26 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 27, 2007 |
| *10.21 | Summary of Director Compensation Program |
| *10.22 | ConAgra Foods 2004 Executive Incentive Plan, incorporated by reference to Exhibit 10.18 of ConAgra Foods' annual report on Form 10-K for the fiscal year ended May 30, 2004 |
| 10.23 | Long-Term Revolving Credit Agreement between ConAgra Foods and the banks that have signed the agreement, incorporated herein by reference to Exhibit 10.1 of ConAgra Foods' current report on Form 8-K dated December 16, 2005 |
| 10.23.1 | Extension Letter for Long-Term Revolving Credit Agreement between ConAgra Foods and the banks that have signed the agreement, incorporated herein by reference to Exhibit 10.23.1 of ConAgra Foods' quarterly report on Form 10-Q for the quarter ended November 26, 2006 |
| 10.24 | Contribution and Equity Interest Purchase Agreement by and among ConAgra Foods, Inc., ConAgra Foods Food Ingredients Company, Inc., Freebird I LLC, Freebird II LLC, Freebird Holdings, LLC and Freebird Intermediate Holdings, LLC, dated as of March 27, 2008, incorporated herein by reference to Exhibit 10.1 of ConAgra Foods' current report on Form 8-K dated March 27, 2008 |
| 12 | Statement regarding computation of ratio of earnings to fixed charges |
| 21 | Subsidiaries of ConAgra Foods, Inc. |
| 23 | Consent of KPMG LLP |
| 24 | Powers of Attorney |
| 31.1 | Section 302 Certificate |
| 31.2 | Section 302 Certificate |
| 32.1 | Section 906 Certificates |

* Management contract or compensatory plan.

Pursuant to Item 601(b)(4) of Regulation S-K, certain instruments with respect to ConAgra Foods' long-term debt are not filed with this Form 10-K. ConAgra Foods will furnish a copy of any such long-term debt agreement to the Securities and Exchange Commission upon request.



*** END OF FORM 10-K ***

## Comparative Stock Price Performance

These comparative stock price performance graphs compare the yearly change in cumulative value of ConAgra Foods common stock with certain Index values for both five- and ten-year periods ended fiscal 2008, according to Bloomberg. The graphs set the beginning value of ConAgra Foods common stock and the Indices at $100. All calculations assume reinvestment of dividends. The graphs compare ConAgra Foods with the Standard & Poor's (S&P) 500 Index and the S&P 500 Packaged Foods Index. All Index values are weighted by capitalization of companies included in the group.


Five Year Comparison
$200
$175
$150
$125
$100
$75
$50
2003
2004
2005
2006
2007
2008
$161.68 S&P 500
$150.93 S&P Packaged Foods
$122.42 ConAgra Foods
ConAgra Foods
S&P 500
S&P 500 Packaged Foods


Ten Year Comparison
$175
$150
$125
$100
$75
$50
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
$152.30 S&P Packaged Foods
$148.30 S&P 500
$115.48 ConAgra Foods
ConAgra Foods
S&P 500
S&P 500 Packaged Foods

(This page has been left blank intentionally.)

# Investor Information

## CONTACTS

Investor Relations
(402) 595-4154
(for analyst/investor inquiries)

ConAgra Foods Shareholder Services
(800) 214-0349 or
shareholderservices@conagrafoods.com
(for individual shareholder account issues)

Corporate Secretary
(402) 595-4005
(for additional shareholder needs)

Corporate Communication
(402) 595-5210
(for media inquiries)

Consumer Affairs
(877) CONAGRA
(877) 266-2472
(for consumer inquiries)

## CORPORATE HEADQUARTERS

ConAgra Foods Inc.
One ConAgra Drive
Omaha, NE 68102-5001
(402) 595-4000

## CONAGRA FOODS STOCK

ConAgra Foods common stock is listed on the New York Stock Exchange. Ticker symbol: CAG. At the end of fiscal 2008, approximately 485 million shares of common stock were outstanding. On June 27, 2008, there were approximately 26,600 stockholders of record. During fiscal 2008, approximately 848 million shares were traded with a daily average volume of approximately 3.4 million shares.

The company has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the company's annual report on Form 10-K for the fiscal year ended May 25, 2008.

## TRANSFER AGENT AND REGISTRAR

Wells Fargo Shareowner Services
161 N. Concord Exchange
P.O. Box 64856
St. Paul, MN 55164-0856
(800) 214-0349

## COMMON STOCK DIVIDENDS

The quarterly dividend rate was $0.18 per share for the first quarter of fiscal 2008, and $0.19 per share for the second, third and fourth quarters of fiscal 2008. The annualized rate at fiscal year end was $0.76 per share.

## ANNUAL MEETING OF STOCKHOLDERS

ConAgra Foods' annual stockholders' meeting will be held on Thursday, Sept. 25, 2008, at 1:30 p.m. Central time, at the Joslyn Art Museum, 2200 Dodge Street, Omaha, Neb.

## CONAGRA FOODS SHAREHOLDER SERVICES

Stockholders of record who have questions about or need help with their accounts may contact ConAgra Foods Shareholder Services, (800) 214-0349 or by email at shareholderservices@conagrafoods.com.

Through ConAgra Foods Shareholder Services stockholders of record may:

- automatically deposit dividends directly to bank accounts through Electronic Funds Transfer;
- have stock certificates held for safekeeping and for facilitating sale or purchase of shares;
- automatically reinvest dividends in ConAgra Foods common stock (about 60 percent of ConAgra Foods stockholders of record participate in the dividend reinvestment plan);
- purchase additional shares of ConAgra Foods common stock through voluntary cash investments; and
- have bank accounts automatically debited to purchase additional ConAgra Foods shares.

## NEWS AND PUBLICATIONS

ConAgra Foods mails annual reports to stockholders of record. Street-name holders who would like to receive these reports directly from us may call Investor Relations at (402) 595-4154 and ask to be placed on our mailing list.

Investors can access information on ConAgra Foods' business performance and other information at www.conagrafoods.com.

## Board of Directors

**Mogens C. Bay**
Omaha, Neb.
Chairman and chief executive officer of Valmont Industries, Inc. (products for water management and infrastructure).
Director since 1996.

**Stephen G. Butler**
Leawood, Kan.
Retired chairman and chief executive officer of KPMG LLP (national public accounting firm).
Director since 2003.

**Gen. John T. Chain Jr.**
Fort Worth, Texas
Chairman of the Thomas Group (international management consulting). Retired general, United States Air Force. Retired commander-in-chief of the Strategic Air Command.
Director since 2001.

**Steven F. Goldstone**
Ridgefield, Conn.
Manager of Silver Spring Group (a private investment firm). Retired chairman of Nabisco Group Holdings.
Director since 2003 and non-executive chairman since October 2005.

**W. G. Jurgensen**
Columbus, Ohio
Chief executive officer of Nationwide Mutual Insurance Company (insurance).
Director since 2002.

**Ruth Ann Marshall**
Fisher Island, Fla.
Retired president of MasterCard International's
Americas division (payments industry).
Director since 2007.

**Gary M. Rodkin**
Omaha, Neb.
Chief executive officer of ConAgra Foods Inc.
Director since 2005.

**Dr. Ronald W. Roskens**
Omaha, Neb.
President of Global Connections, Inc. (international business consulting). Retired head of U.S. Agency for International Development. Retired president of the University of Nebraska.
Director since 1992.

**Andrew J. Schindler**
Winston-Salem, N.C.
Retired chairman of Reynolds American Inc. Former chairman and CEO of R.J. Reynolds Tobacco Holdings Inc. (tobacco products).
Director since 2007.

**Kenneth E. Stinson**
Omaha, Neb.
Chairman of Peter Kiewit Sons' Inc. (construction and mining).
Director since 1996.

## Leadership

**Gary Rodkin**
Chief executive officer

**COMMERCIAL FOODS**
**Rob Sharpe**
President

**GLOBAL MARKETING**
**Joan Chow**
Executive vice president and chief marketing officer

**SALES**
**Doug Knudsen**
President

**SUPPLY CHAIN**
**Greg Smith**
Executive vice president

**RESEARCH, QUALITY & INNOVATION**
**Al Bolles, Ph.D.**
Executive vice president

**FINANCE**
**André Hawaux**
Executive vice president and chief financial officer

**HUMAN RESOURCES**
**Pete Perez**
Executive vice president

**EXTERNAL AFFAIRS**
**Rob Sharpe**
Executive vice president

**LEGAL**
**Colleen Batcheler**
Senior vice president, general counsel and corporate secretary

## Food Safety Council

**Joseph Francis Borzelleca, Ph.D.**
Richmond, Va.
Dept. of Pharmacology and Toxicology,
Medical College of Virginia

**James W. Curran, M.D., MPH**
Atlanta, Ga.
Dean and professor of Epidemiology,
Co-director, Emory Center for AIDS Research,
Rollins School of Public Health,
Emory University

**Michael P. Doyle, Ph.D.**
Griffin, Ga.
Regents professor and director,
University of Georgia Center for Food Safety

**Craig Hedberg, Ph.D.**
Minneapolis, Minn.
Associate professor, Division of Environmental Health Sciences, School of Public Health,
University of Minnesota

**Jean D. Kinsey, Ph.D.**
St. Paul, Minn.
Professor, Applied Economics and
Co-director, Food Industry Center,
University of Minnesota

**David R. Lineback, Ph.D.**
Southport, N.C.
Director (Retired), Joint Institute for Food Safety and Applied Nutrition (JIFSAN),
University of Maryland

**Alan M. Rulis, Ph.D.**
Washington, D.C.
Senior managing scientist,
Center for Chemical Regulation and Food Safety,
Exponent, Inc.

**Steve L. Taylor, Ph.D.**
Lincoln, Neb.
Professor and director,
Food Allergy Research & Resource Program,
Dept. of Food Science & Technology,
University of Nebraska

**Martin Philbert, Ph.D.**
Northville, Mich.
Professor of Toxicology and Senior Associate Dean for Research,
University of Michigan

## Scientific Advisory Board

**Susan I. Barr, Ph.D., R.D.N.**
Professor
The University of British Columbia

**Regina M. Benjamin, M.D., MBA**
Founder and CEO
Bayou La Batre Rural Health Clinic

**Dennis M. Bier, M.D.**
Professor, Pediatrics
Director of Children's Nutrition of the USDA
Children's Nutrition Research Center
Baylor College of Medicine

**Fergus M. Clydesdale, Ph.D.**
Distinguished professor and director
of Food Science Policy Alliance
University of Massachusetts

**Johanna T. Dwyer, D.Sc., R.D.**
Director
Frances Stern Nutrition Center
New England Medical Center

**Gary D. Foster, Ph.D.**
Professor of Medicine and Public Health,
Director of the Center for Obesity Research and Education
Temple University

**Ann Grandjean, Ed.D.**
President
The Center for Human Nutrition

**Nancy Green, Ph.D.**
Professor Emeritus, Nutrition
Florida State University
Vice president, Health and Wellness
Policy (Retired), PepsiCo

**Robert P. Heaney, M.D.**
John A. Creighton university professor
and professor of Medicine
Creighton University

**David A. McCarron, M.D.**
Adjunct professor
Department of Nutrition
University of California at Davis

**Sylvia Rowe**
President
SR Strategy

**Mark A. Uebersax, Ph.D.**
Professor Emeritus of Food Science
and Human Nutrition
Michigan State University

## 2008 CEO Award Winners

Our CEO Award winners are employees recognized for their work on projects that saved millions of dollars, drove substantial new growth, improved quality and exemplified our operating principles of simplicity, collaboration and accountability.

**Chuck Baddley**, vice president, Research & Development
**Bruce Bethards**, director, Customer Business Planning, Sales
**Bob Biddlecombe**, vice president, Sales
**Susan Bond**, sr. director, Scientific & Regulatory Affairs, Research & Development
**Jason Buus**, director, Project Management, Information Technology
**Joe Bybel**, vice president, Marketing
**Damita Byrd**, systems trainer, Finance
**David Carlo**, director, Sales
**Alejandro Castro**, sr. director, Finance
**John Cherry**, sr. director, Operations Project Management, Manufacturing/Operations
**Lucy Dinwiddie**, vice president, Organization Development
**Darrell Dragoo**, sr. manager, Brand Design, Marketing
**Earl Ehret**, plant manager, Production
**Kathy Elkey**, manager, Sales
**Mary Ferry**, director, Finance
**Gwenetta Flowers**, food scientist, Research & Development
**Randy Garvert**, plant manager, Production
**Patti Giliberto**, director, Marketing
**Joanne Grabow**, supply planner, Supply Chain Management
**Jamie Halgerson**, sr. food scientist, Research & Development
**Bart Hendryx**, sr. manager, Marketing
**John Hine**, sr. director, Organization Development
**Dean Hoerning**, director, Engineering
**Amanda Jackson**, manager, Procurement
**Doug Kooren**, director, Finance
**Pete Legris**, sr. demand planner, Supply Chain Management
**Joselynne Little**, assistant manager, Marketing
**Kevin Little**, vice president, Sales
**Brian Lovell**, manager, Plant Quality, Quality
**Joey Lusby**, sr. principal scientist, Research & Development
**Mike Maley**, manager, Finance
**Sue Murray**, sr. manager, Brand Design, Marketing
**Lonny Ng**, sr. systems analyst, Information Technology
**Joseph O'Malley**, sr. manager, Marketing
**Brian Perry**, director, Quality
**Andy Potter**, research technician, Research & Development
**Don Powers**, regulatory affairs specialist, Research & Development
**Robbie Rettmer**, sr. director, Organization Development
**Richard Schumacher**, director, Process Engineering, Research & Development
**Glenn Seymour**, vice president, Supply Planning, Supply Chain
**Eric Sinz**, director, Packaging, Research & Development
**Angie Smith**, sr. food scientist, Research & Development
**Scott Steeves**, sr. director, Supply Planning, Supply Chain Management
**Curtis Stowe**, manager, Packaging, Research & Development
**Mark Sumner**, director, Customer Business Planning, Sales
**Judi Thallas**, manager, Finance
**Mary Westerhaus**, director, In-Store Marketing, Marketing


FSC
Mixed Sources

ConAgra Foods®

CONAGRA FOODS INC. • ONE CONAGRA DRIVE • OMAHA, NE 68102-5001



END